Amendment No. 4 to the draft registration statement as confidentially submitted to the U.S. Securities and Exchange Commission on April 24, 2026. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[   ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CHROMARIE INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cayman Islands	3290	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Lihi Industrial Park, Wancheng District

Nanyang City, Henan Province

People’s Republic of China

Tel: +86 0377-66082675

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[Agent for service of process]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Lawrence S. Venick, Esq.

Loeb & Loeb LLP

10100 Santa Monica Boulevard, Suite 2200

Los Angeles, CA 90067

Telephone: +1 310 728-5129

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company. ☒

If an emerging growth company that prepares its consolidated financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, Dated [*], 2026

CHROMARIE INTERNATIONAL LIMITED

[     ] CLASS A ORDINARY SHARES

This is an initial public offering (“Offering”) of the Class A Ordinary Shares, par value US$0.0001 per share (“Shares”) of Chromarie International Limited, a Cayman Islands exempted company (“Chromarie Cayman”). We are offering [    ] Class A Ordinary Shares of Chromarie Cayman, at a fixed price of $[*] per share. The Offering will commence at or shortly after the date on which the registration statement of which this prospectus forms a part is declared effective and will continue on a continuous basis until termination as described herein. There is no minimum number of shares that must be sold by us for the Offering to proceed, and we will retain the proceeds from the sale of any of the offered shares.

We may conduct one or more rolling closings during the offering period, and we will receive the proceeds from any shares sold. There is no minimum purchase requirement for investors in this Offering. Investor subscription funds will be paid directly to us and will not be deposited into an escrow account. The Shares will be offered at a fixed price of US$[*] per share for a period of [two hundred seventy (270) days] from the effective date of this prospectus. The Offering will terminate on the earlier of: (i) 270 days after the effective date of this prospectus; (ii) the date on which all [    ] Class A Ordinary Shares offered hereby are sold; or (iii) the date on which our board of directors determines that it is in our best interests to terminate the Offering prior to the sale of all [    ] Class A Ordinary Shares registered under the registration statement of which this prospectus forms a part.

The Offering is being conducted on a self-underwritten, best efforts basis. Our Chairperson of the Board, Director, and Chief Executive Officer of the Company, Ms. Zhonghua Fu, will attempt to sell the Shares. She will receive no commission or other remuneration for any Shares she may sell. In making offers and sales on our behalf, Ms. Fu will rely on the safe harbor from broker-dealer registration provided by Rule 3a4-1 under the Securities Exchange Act of 1934. Ms. Fu will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, under which a person associated with an Issuer may participate in the offering of the Issuer’s securities and not be deemed to be a broker-dealer:

There has been no market for our securities and a public market may never develop, or, if any market does develop, it may not be sustained. Our Class A Ordinary Shares is not traded on any exchange or on the over-the-counter market. After the effective date of this registration statement, we plan to have a market maker file an application with the Financial Industry Regulatory Authority (“FINRA”) for our common stock to be eligible for trading on the OTCID Basic Market (“OTCID”). There can be no assurance that our Class A Ordinary Shares will ever be quoted on a stock exchange or a quotation service or that any market for our stock will develop.

We are an “emerging growth company” and a “foreign private issuer” as defined under the federal securities laws and may elect to comply with certain reduced public company reporting requirements available to such issuers for this and future filings. See “Prospectus Summary — Implications of Being an “Emerging Growth Company” and a “foreign private issuer” and “Risk Factors” on pages 6 and 17, respectively.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of our Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten (10) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Upon any transfer of Class B Ordinary Shares by a holder to any person or entity other than holders of Class B Ordinary Shares or their affiliates, such Class B Ordinary Shares shall be automatically and immediately converted into the equivalent number of Class A Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated memorandum and articles of association effectuated in connection with this Offering. See “Description of Share Capital — Ordinary Shares” for more details regarding our Class A Ordinary Shares and Class B Ordinary Shares.

Ms. Zhonghua Fu, the Chairperson of the Board, Director, and Chief Executive Officer of the Company, upon completion of the Offering, will hold [*] % of our outstanding Class B Ordinary Shares and [*]% of our outstanding Class A Ordinary Shares, and will be able to exercise approximately [*]% of the total voting power of our issued and outstanding share capital, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold.

We intend to comply with corporate governance rules generally applicable to foreign companies whose shares are quoted on OTCID. In addition, we will voluntarily adopt, and intend to maintain, corporate governance practices that we believe are appropriate for a public company, including certain corporate governance practices that are comparable in specific respects to those required by the Nasdaq Capital Market, including, among other things, (i) director independence standards comparable to those required by the Nasdaq Capital Market, (ii) a fully independent audit committee, (iii) an audit committee whose members satisfy Rule 10A-3 under the Exchange Act, and (iv) a code of ethics applicable to directors, officers, and employees. Because our Class A Ordinary Shares are expected to be quoted on the OTCID Market, which does not mandate the full set of corporate governance standards applicable to national securities exchanges, our decision to maintain certain corporate governance practices is voluntary and may be changed in the future. If we modify or discontinue any of these practices in the future, our shareholders may not have the same protections afforded to shareholders of companies with more prescriptive corporate governance requirements.

We are not a mainland China or a Hong Kong operating company; we are an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our substantial operations through our PRC operating subsidiaries, Henan Lingbao New Materials Technology Co., Ltd. and Henan Hongbang New Materials Technology Co., Ltd. (as defined in this prospectus). This is an offering of the Class A Ordinary Shares of Chromarie International Limited, the holding company in the Cayman Islands; it is not an offering of any securities of our PRC Subsidiaries (as defined below). References to PRC Operating Subsidiaries (as defined in this prospectus) are to the PRC entities operating the business and generating the majority of the revenue and profit stated in our combined financial statements. Our corporate structure involves Chromarie International Limited, the Cayman Island holding company, which wholly owns Chromarie Technology Holdings Ltd., a BVI company. Chromarie Technology Holdings Ltd. wholly owns Chromarie Pearlescent Technology Limited, a Hong Kong holding company with no material operations, and in turn, wholly owns Chromarie Technology Development (Henan) Co., Ltd., which is our wholly foreign-owned enterprise (“WFOE” as defined in the prospectus), which directly or indirectly holds equity interests in Henan Lingbao New Materials Technology Co., Ltd. and Henan Hongbang New Materials Technology Co., Ltd. (“PRC Subsidiaries” or “PRC Operating Subsidiaries”), that conduct our business operations in China. Investors should be aware that they may never hold equity interests in and of the Chinese operating companies directly. We do not use a variable interest entity (“VIE”) structure. Investors are purchasing equity solely in Chromarie International Limited, our Cayman Islands holding company, which indirectly owns equity interests in the Chinese operating companies through intermediate companies in the PRC, BVI and Hong Kong. Because of our corporate structure, we, as well as our investors, are subject to risks due to the interpretation and the application of PRC laws and regulations. We are also subject to the risks of uncertainty about any future legal and regulatory development of the PRC government in this regard. We may also be subject to sanctions imposed by PRC regulatory agencies including the China Securities Regulatory Commission (“CSRC”), if we fail to comply with their rules and regulations. PRC regulatory authorities could disallow our operating structure in the future, and this would likely result in a material change in our operations in China and/or the value of our Class A Ordinary Shares, which could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — “Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. We cannot exclude the possibilities that the official interpretation and application of PRC laws and regulations, including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances, may change quickly with little advance notice. As PRC laws and regulations may be interpreted differently and are subject to future changes, our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations” and “Risk Factors — Risks Related to Doing Business in China — Our corporate structure and being based in or having the all of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations”, for a discussion of risks facing the Company and the offering as a result of this structure.

Despite the foregoing, there are legal and operational risks associated with being based in and having the majority of our operations in PRC. The conduct of our business in the PRC shall comply with the laws and regulations of the PRC (“PRC Laws”) and shall be governed by the relevant PRC authorities which were authorized by the PRC Laws to supervise our daily operations. The PRC government’s exercise of oversight over the conduct of our business may influence our operations at any time. If we are deemed not to comply with the PRC laws, we may be subject to fines and other administrative penalties from the relevant PRC authorities. The PRC government have indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review. The application of and our violation of such laws and regulations (if any) and the punishment imposed by the relevant PRC authorities for such violation could result in a material change in our operations and/or the value of the securities we are registering for sale; could cause significant negative effect on our ability to continue our operations; could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and may cause the value of our securities to significantly decline or be worthless.

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in certain areas in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As a result, these statements and regulatory actions by the PRC government are examples of the legal and operational risks associated with being based in the PRC, and they have or may impact the ability for us to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange. Further, our business involves the collection of user data and data processing, which might subject us to regulatory actions or statements. Since these statements and regulatory actions are relatively new, existing or new laws or regulations or detailed implementations and interpretations may be modified or promulgated, if any, the potential impact such modified or new laws and regulations may have on our daily business operations or our ability to accept foreign investments and list on a U.S. exchange. Any change in foreign investment regulations, and other policies in China or any punishment imposed by the PRC government for our violation of such regulations or policies could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

The Anti-Monopoly Law of the PRC (the “Anti-Monopoly Law”), which was promulgated by the Standing Committee of the National People’s Congress on August 30, 2007 and became effective on August 1, 2008 and which was amended on June 24, 2022 and such amendments became effective on August 1, 2022, provides additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Companies undertaking acquisitions relating to businesses in China must declare to the State Council’s anti-monopoly law enforcement authority, in advance of any transaction reaching the threshold of declaration prescribed in the Anti-Monopoly Law. We do not believe that we or the PRC Subsidiaries are directly subject to these regulatory actions or statements, as neither we nor the PRC Subsidiaries have implemented any monopolistic behavior.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On November 14, 2021, Cyberspace Administration of China (“CAC”) published the Administration Measures for Cyber Data Security (Draft for Public Comments), or the “Cyber Data Security Measure (Draft)”, and on December 28, 2021, Cybersecurity Review Measures published by CAC, National Development and Reform Commission, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, China Securities Regulatory Commission, State Secrecy Administration and State Cryptography Administration, went effective on February 15, 2022, which provides that, Critical Information Infrastructure Operators (“CIIOs”) that purchase internet products and services and Data Processing Operators (“DPOs”) engaging in data processing activities that affect or may affect national security shall be subject to the cybersecurity review by the Cybersecurity Review Office. Cybersecurity Review Measures also requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. Based on the advice of our PRC counsel, as we control personal information of less than one million users, we do not need to apply for a cybersecurity review with the Cybersecurity Review Office. As of the date of this prospectus, these new laws and guidelines may impact the Company’s ability to list and trade on a U.S. or other foreign exchange; however, there may be uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. However, any change in foreign investment regulations, and other policies in China or related enforcement actions by the PRC government or any punishment imposed by the PRC government for our violation of such regulations or policies could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer our securities to investors or cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. We cannot exclude the possibilities that the official interpretation and application of PRC laws and regulations, including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances, may change. As PRC laws and regulations may be interpreted differently and are subject to future changes, our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations.” and “Risk Factors — Risks Related to Doing Business in China — Our corporate structure and being based in or having the all of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations”.

Our Class A Ordinary Shares may be prohibited from being trading on a national securities exchange or in the over-the-counter market in the United States if the Public Company Accounting Oversight Board (“PCAOB”) is unable to inspect our auditors for two consecutive years. The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB, for three consecutive years, the SEC may prohibit our shares from being traded on a national securities exchange or in the over-the-counter market in the United States. On December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (the “AHFCA Act”) was passed by the U.S. Senate, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfils its responsibilities under the HFCA. The report further listed in its Appendix A, Registered Public Accounting Firms Subject to the mainland China Determination. Our auditor, Enrome LLP, is headquartered in Singapore and registered with the PCAOB. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. In addition, our auditors did not appear as part of the PCAOB’s report of determinations under the lists in Appendix A or Appendix B of the report issued by the PCAOB on December 16, 2021. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong and taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. Our auditor, Enrome LLP, has no auditor’s work papers in China as of the date of this prospectus. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing to pursue ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. In the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Class A Ordinary Shares (as defined in this prospectus), or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Risk Factors — Recent joint statement by the SEC and PCAOB and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB”.

Chromarie Cayman is incorporated in Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our PRC Operating Subsidiaries in China. Although other means are available for it to obtain financing at the holding company level, Chromarie Cayman’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by it PRC Subsidiaries.

During the years ended March 31, 2024 and 2025, no transfers, dividends or distributions have been made to date from our subsidiaries to Chromarie Cayman or our investors, and no transfers, loans, or capital contributions have been made from Chromarie Cayman to any of our subsidiaries or our investors. For more detailed information on the transfer of asset among our PRC Subsidiaries, see “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries.” There can be no assurance that the cash maintained in mainland China could be transferred out for the payment of dividends or the proceeds from this offering could be deployed into our business in China which shall be subject to the PRC regulations and policies.

Cash is expected to be transferred through our organization in the following manner: (i) funds are transferred to one of our PRC Subsidiaries, from Chromarie Cayman through our BVI, Hong Kong and mainland China subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our PRC Subsidiaries to Chromarie Cayman through our mainland China, Hong Kong and BVI subsidiaries. As of the date of this prospectus, we do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred. In the future, we will adopt a uniform cash management policy that governs the purpose, amount and procedure for cash transfers among the Company and its subsidiaries, as well as between us and other companies. Pursuant to this new policy, cash transfers must be reported to, reviewed by finance manager and general manager of the subsidiaries and also must be approved by the Chief Executive Officer and the Chief Financial Officer of the Company initiating such cash transfers. The policy also provides that reported to, reviewed by finance manager and general manager of the subsidiaries initiating such cash transfers are required for equity and debt investments, asset purchase expenses, cash transfer in ordinary course of business, and reimbursement for work related expenses by employees. The procedures include submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk. See “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries.” To the extent cash or asset in the business is in the PRC or in a PRC entity, the funds or assets may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations on the ability of the PRC Subsidiaries by the laws and regulations promulgated by the PRC government to transfer cash or assets, and we cannot assure you that the PRC government will not intervene in or impose restrictions on the ability of Chromarie Cayman and its subsidiaries to transfer cash. For more detailed information on the transfer of asset among our PRC Subsidiaries, see “Prospectus Summary — Transfers of Cash To and From Our Subsidiaries” “Risks Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risks Factors — Risks Related to Doing Business in China — Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.”

In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC Subsidiaries, as the case may be. In order for us to pay dividends to our shareholders, we may rely on the remittance of funds from our PRC subsidiaries, including the distribution of dividends to our overseas entities. As a holding company, Chromarie Cayman has no material assets other than the equity interests in our direct and indirect subsidiaries. As a result, Chromarie Cayman will have no independent means of generating revenue or cash flow and our ability to pay taxes and pay dividends will depend on the financial results and cash flows of our subsidiaries and the distributions we receive from our subsidiaries. Deterioration in the financial condition, earnings or cash flow of our subsidiaries for any reason could limit or impair such subsidiaries’ ability to pay such distributions. Additionally, if Chromarie Cayman needs funds and its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or our subsidiaries are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected. Dividends on the Ordinary Shares, if any, will be paid at the discretion of the board of Chromarie Cayman, which will consider, among other things, the Company’s business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict our ability to pay dividends or make other distributions to our shareholders. In addition, entities are generally prohibited under relevant laws from making a distribution to a shareholder to the extent that, at the time of the distribution, after giving effect to the distribution, the liabilities of such entity (subject to certain exceptions) exceed the fair value of its assets. If our subsidiaries do not have sufficient funds to make distributions, our ability to declare and pay cash dividends may also be restricted or impaired. If any of our subsidiaries, including our PRC Subsidiaries, incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. For more detailed information, see “Risks Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risks Factors — Risks Related to Doing Business in China — Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment”.

Current PRC regulations permit our PRC Subsidiaries to pay dividends to an overseas subsidiary only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC Subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

If the categories of industries and companies whose foreign securities offerings are subject to government review were expanded in the future, it could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

If the capital supervision was strengthened in the future by the PRC authorities, our PRC Subsidiaries’ dividends and other distributions could be significantly limited or completely hindered.

We must comply with PRC foreign exchange regulations to convert RMB into foreign currencies for the remittance out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated          , 2026

i

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, our Class A Ordinary Shares in any state or jurisdiction where such offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the Shares offered hereby. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our Class A Ordinary Shares means that information contained in this prospectus is correct after the date of this prospectus.

For investors outside of the United States of America (the “United States” or the “U.S.”): We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A Ordinary Shares and the distribution of this prospectus outside of the United States.

You may lose all of your investment in our Class A Ordinary Shares. We recommend that you consult legal, financial, tax, and other professional advisors or experts for further guidance before participating in the offering of our Class A Ordinary Shares as further detailed in this prospectus.

We do not recommend that you purchase our Class A Ordinary Shares unless you have prior experience with investments in capital markets, possess basic knowledge of the pearlescent pigments industry, and have received independent professional advice.

Conventions Which Apply to this Prospectus

Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. Unless the context otherwise requires, the following definitions apply throughout where the context so admits:

●	“China”, or the “PRC” refers to the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, and excluding Taiwan for purposes of this prospectus;

●	“Controlling Shareholder” refers to Ms. Zhonghua Fu, our Director, Chairperson of the board of directors;

●	“Class A Ordinary Shares” are to the Class A ordinary shares, par value of US$0.0001 per share, of Chromarie International Limited;

●	“Class B Ordinary Shares” are to the Class B ordinary shares, par value of US$0.0001 per share, of Chromarie International Limited;

●	“Chromarie BVI” refers to Chromarie Technology Holdings Ltd., a British Virgin Islands company and the wholly owned subsidiary of Chromarie Cayman;

●	“Chromarie Cayman” or the “Company” refers to Chromarie International Limited, a Cayman Islands company;

●	“Chromarie Hong Kong” refers to Chromarie Pearlescent Technology Limited, a Hong Kong company and the wholly owned subsidiary of Chromarie BVI;

●	“Henan Lingbao” refers to Henan Lingbao New Materials Technology Co., Ltd., a mainland China company and the wholly owned subsidiary of WFOE;

●	“Henan Hongbang” refers to Henan Hongbang New Materials Technology Co., Ltd., a mainland China company and the wholly owned subsidiary of Henan Lingbao;

●	“Hong Kong” or “HK” refers to The Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Group” refers to the Company and its subsidiaries;

●	“Offering” refers to the initial public offering of Chromarie International Limited;

●	“PRC government” or “PRC authorities”, or variations of such words or similar expressions, refer to the central, provincial, and local governments of all levels in mainland China, including regulatory and administrative authorities, agencies and commissions, or any court, tribunal or any other judicial or arbitral body in mainland China;

●	“PRC laws” or “PRC regulations,” or variations of such words or similar expressions, refers to all applicable laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law in mainland China;

●	“PRC Operating Subsidiaries” or “PRC Subsidiaries” refers to Henan Lingbao New Materials Technology Co., Ltd. and Henan Hongbang New Materials Technology Co., Ltd.;

●	“shares”, “Shares”, or “Ordinary Shares” refer to the Class A Ordinary Shares and Class B Ordinary Shares of Chromarie International Limited;

●	“RMB,” “Renminbi” or “Chinese Yuan” refers to the legal currency of China;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States.

●	“WFOE” or “Wholly Foreign-Owned Enterprise” refers to Chromarie Technology Development (Henan) Co., Ltd., a limited liability company established in PRC pursuant to PRC law, whose entire equity interest is directly held by Chromarie Hong Kong.

The expressions “associated company”, “related corporation” and “subsidiary” shall have the respective meanings ascribed to them in the Companies Act (Revised) of Cayman Islands (the “Companies Act”), as the case may be.

Any discrepancies in tables included herein between the total sum of amounts listed and the totals thereof are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Certain of our clients and suppliers are referred to in this prospectus by their trade names. Our contracts with these customers and suppliers are typically with an entity or entities in the relevant customer or supplier’s group of companies.

Internet site addresses in this prospectus are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this prospectus.

Market and Industry Data

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties, as well estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Further, the pearlescent pigments market industry in mainland China may not grow at the rate projected by market data, or at all. Failure of our industries to grow at the projected rate may have a material and adverse effect on our subsidiaries’ business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the pearlescent pigments industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. While we believe that the information from these industry publications, surveys and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks, Service Marks, and Trade Names

Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks, and trade names of others, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Presentation of Financial and Other Information

Our combined financial statements are presented in U.S. dollars, which is the reporting currency of the Company. The functional currency of our operating entities is RMB. For the convenience of the reader, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.2567 to US$1.00, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate. The equity accounts were stated at their historical rate. Cash flows were also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets.

All references in this prospectus to “U.S. dollars,” “US$,” “$” and “USD” refer to the currency of the United States of America. Unless otherwise indicated, all references to currency amounts in this prospectus are in USD.

We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and combined financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors” before deciding whether to buy our Ordinary Shares. This prospectus contains certain estimates and information from an industry report commissioned by us and prepared by China Insights Consultancy (“CIC”), issued in October 2025 (the “CIC Report”), an independent market research firm, regarding our industries and our market positions in Mainland China. This prospectus also contains information and statistics relating to China’s economy and the industries in which we operate which are derived from various publications issued by market research companies and the PRC governmental entities, and have not been independently verified by us. The information in such sources may not be consistent with other information compiled in or outside of China.

Overview

We are a high-tech fine chemical enterprise specialized in the research, development, production, and sales of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Established in 2004 and headquartered in Nanyang, Henan Province, China, we are one of the earliest producers in the industry in China, with nearly two decades of manufacturing experience and a growing global customer footprint.

We offer a comprehensive and diversified product portfolio consisting of 13 major pigment series and more than 600 SKUs (Stock Keeping Units, which refer to distinct product variations such as different formulations, colors, grades, or packaging sizes). Our key offerings include the Synthetic Crystal Series, Diamond Loong Series, 3D Magnetic Conductive Series, Iridescent Series, and Super Chameleon Series, which are widely used in coatings, plastics, rubber, inks, printing and dyeing, leather, paper, and cosmetics. For definitions and details of these key offerings, please refer to “Our Products - Functional Performance Series” below. Our pigments are formulated to deliver functional properties such as color-shifting, UV shielding, electromagnetic interference (EMI) responsiveness, and visual brilliance, and are engineered to comply with international safety and environmental standards.

As of the date of the prospectus, our manufacturing infrastructure consisted of a vertically integrated facility covering approximately 36,300 square meters, equipped with two fully automated production lines and a rated annual production capacity of 3,000 metric tons for wet-ground mica powders and pearlescent pigments. We have implemented smart manufacturing protocols, including automated dosing, real-time process monitoring, and a closed-loop water purification system. Our operations are certified under ISO 9001 (Quality Management), ISO 14001 (Environmental Management), SGS product safety standards, and EU REACH regulations. Our net income for the fiscal year ended March 31, 2025 was approximately $1.23 million, representing an increase of approximately $0.58 million, or approximately 88.29%, from net income of approximately $0.65 million for the fiscal year ended March 31, 2024.

On October 28, 2024, Henan Lingbao was officially recognized as a High-Tech Enterprise of China (Certificate number: GR202441001560, currently valid until October 27, 2027) by the Office of the Leading Group for the Administration of the Recognition of High and New Technology Enterprises. Our R&D framework is anchored by a dedicated in-house Technology R&D Centre and technical collaborations with the academic and research institutions in the field of non-metallic mineral materials, such as Nanyang Institute of Technology, South China University of Technology and Institute of Metal Research, Chinese Academy of Sciences. As of the date of the prospectus, we had 31 registered patents in China, covering core areas such as surface treatment of pearlescent pigments, optical layering design, and synthetic mica crystallization.

Our international expansion began in 2007, our end users are geographically diversified, with our products being resold by customers in over 80 countries and regions, covering markets in Asia, Europe, the Americas, Africa, and the Middle East. Our business is primarily conducted through distributors, and we do not have direct contact with end customers. As of the date of this prospectus, our products are sold to direct consumers located in approximately 40 countries. Looking ahead, we aim to further expand our presence in strategic global markets, including Southeast Asia, the Middle East, and America, while continuing to invest in product innovation, intelligent manufacturing, and ESG-aligned operations (where “ESG” refers to “environmental, social, and governance” standards, which promote responsible and sustainable business practices).

Market Opportunity

The global pearlescent pigment industry is currently undergoing a period of technological advancement and refined development, characterized by the widespread adoption of diversified substrates such as synthetic mica. With high technical barriers remaining, leading global manufacturers remain focused on improving pigment performance and expanding application areas, thereby accelerating the shift toward high-end, performance-oriented product portfolios.

According to CIC, the global pearlescent pigment market grew from approximately RMB12,418 million in 2019 to approximately RMB18,129 million in 2024. Key drivers of this growth include technological advances in synthetic mica, as well as improvements in coating processes and surface modification techniques. These innovations not only reduce reliance on natural mica but also enhance product purity, consistency, and manufacturing stability, facilitating scalable and high-quality production to address increasing global demand. The global pearlescent pigment market is projected to reach approximately RMB27,704 million by 2029, with synthetic mica-based pigments exhibiting the fastest growth among all substrate categories.

Source: CIC

According to substrate types, the global pearlescent pigment market is segmented into natural mica, synthetic mica, glass, alumina-based, silica-based, and other substrates. While natural mica remains the dominant substrate, accounting for approximately 57% of the global market share in 2024, synthetic mica is experiencing significantly faster growth and is gradually replacing natural mica in a range of applications. The market size of synthetic mica-based pearlescent pigments expanded from approximately RMB2,021 million in 2019 to approximately RMB4,814 million in 2024, representing a compound annual growth rate (CAGR) of approximately 19.0%. According to CIC, this segment is projected to reach approximately RMB10,250 million by 2029, with a CAGR of approximately 16.3% over the period from 2024 to 2029. Correspondingly, the global market share of synthetic mica-based pearlescent pigments has increased from approximately 16.3% in 2019 to approximately 26.6% in 2024, and is anticipated to further rise to approximately 37.0% by 2029.

Source: CIC

According to CIC, automotive and industrial coatings represent the largest application segment, accounting for approximately 47.1% of the global pearlescent pigment market in 2024. Cosmetics and food-contact materials constitute the fastest-growing segment, with the market size increasing from approximately RMB1,403 million in 2019 to approximately RMB2,502 million in 2024, and projected to reach approximately RMB4,516 million by 2029. The global pearlescent pigment industry is experiencing robust growth, driven by three primary factors: sustainability and high performance, technological innovation, and strong downstream demand.

The development of China’s pearlescent pigment industry has progressed from the initial emergence and startup phases to its current stage of rapid growth. In this period, significant demand expansion has been driven by the rapid advancement of the coatings industry and robust growth in the automotive and 3C electronics sectors. Simultaneously, advancements in domestic synthetic mica technology have enabled the industry to penetrate mid- to high-end product segments.

According to CIC, China’s pearlescent pigment market reached total revenue of approximately RMB6,526 million in 2024, increasing from approximately RMB3,974 million in 2019, representing a compound annual growth rate (CAGR) of approximately 10.4%. In 2024, we ranked 8th in terms of revenue from pearlescent pigment among non-listed pearlescent pigment companies in China. Supported by the continuous expansion of application scenarios and ongoing product innovation in downstream industries such as automotive, cosmetics, and plastics, the market is expected to grow further, reaching approximately RMB11,082 million by 2029, with a projected CAGR of approximately 11.2% over the next five years.

Our Competitive Strengths

We believe our main competitive strengths are as follows:

●	Deeply cultivated in pearlescent pigments industry with over two decades of experience.

●	Integrated capabilities across the producing link of pearlescent pigment manufacturing.

●	Comprehensive product portfolio with broad industry applicability.

●	Differentiated proprietary technologies with long-standing R&D investment.

●	Commitment to customer success through customized solutions and technical support.

●	Growing brand recognition in domestic and international markets

●	Disciplined growth strategy guided by visionary and experienced leadership.

Our Growth Strategies

Our business strategies and future plans are as follows:

●	Expand international presence and penetrate new export markets.

●	Expand and upgrade our product portfolio to meet evolving customer needs and capture high-value applications.

●	Scale production capacity and improve manufacturing flexibility through intelligent automation.

●	Deepen global market penetration and diversify geographic revenue sources.

●	Accelerate R&D investment for next-generation pigment technologies.

●	Advance environmental leadership and establish ESG-centered value creation.

●	Strengthen organizational capabilities and internal systems to support global scalability.

Our Challenges

As a specialized pigments company, we are committed to innovation, quality, and sustainable growth. However, the nature of our industry and operations presents several challenges, risks, and uncertainties that may impact our ability to execute our strategic objectives effectively.

Raw Material Supply and Cost Volatility

Our products rely on specific mineral and chemical inputs, some of which are sourced globally. Disruptions in supply chains or significant price fluctuations, due to geopolitical tensions, environmental regulations, or market demand, can affect production costs and delivery timelines. We work with a limited number of specialized suppliers for key raw materials and processing technologies. Any interruption in these relationships or supplier performance could hinder our ability to maintain product quality and consistency.

Intellectual Property Protection and Competitive Landscape

In the pigments industry, maintaining a competitive edge requires both technological innovation and strategic protection of proprietary assets. Our success is built on unique formulations, advanced surface treatments, and specialized processing technologies that differentiate our products in the market. However, failure to adequately protect our intellectual property could lead to imitation, unauthorized use, and erosion of brand value, ultimately impacting our market share and profitability.

At the same time, we operate in a highly competitive global market, facing pressure from both established manufacturers and emerging players. Rapid innovation cycles, aggressive pricing strategies, and evolving customer preferences demand continuous investment in research and development, product differentiation, and customer engagement. To stay ahead, we must not only innovate but also safeguard our innovations, ensuring that our intellectual capital translates into sustainable growth and long-term value.

Liquidity, Working Capital, and Indebtedness

We continue to face liquidity pressures. Net cash from operating activities shifted from an inflow of $0.98 million for the year ended March 31, 2024 to an outflow of $0.75 million for the year ended March 31, 2025. Our working capital improved but remained negative, from $(2.28) million as of March 31, 2024 to $(0.10) million as of March 31, 2025. We also carry meaningful debt, including approximately $3.1 million of short-term bank borrowings that have been renewed with extended maturities to May 2027 and January 2029. While renewals support near-term liquidity, our leverage and debt service obligations may constrain operational flexibility and limit our ability to fund growth or respond to adverse market conditions.

Reliance on Government Subsidies and Non-Operating Items

Our other income in the year ended March 31, 2025 increased to $0.30 million, primarily due to higher PRC government subsidies. These subsidies are discretionary, subject to policy shifts, and may not recur at prior levels. In addition, gains or losses from the disposal of fixed assets and foreign exchange movements can introduce volatility to our results, making period-to-period performance less predictable and potentially masking underlying operating trends.

Going Concern and Funding Measures

Although revenue and profitability improved year over year, our ability to continue as a going concern depends on executing planned liquidity actions and maintaining access to financing. We have a repayment agreement with Ms. Zhonghua Fu to collect $865,654 due from a related party in November and December 2025, extended maturities on bank loans based on Henan Lingbao’s credit record, and a financial support agreement under which Ms. Fu has unconditionally committed to provide additional funding through capital contributions, loans, or other support. These measures are intended to stabilize liquidity; however, their success is not assured, and setbacks in execution or changes in market conditions could materially affect our operations and financial condition.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we may face.

Our Corporate Structure and History

We are not a PRC operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating subsidiaries in the PRC. This is an offering of the Class A Ordinary Shares of Chromarie International Limited, the holding company in the Cayman Islands; it is not an offering of any securities of our PRC Subsidiaries. We do not use a VIE structure.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

The chart below illustrates our corporate structure and identifies our subsidiaries before and after the Offering, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold.

For more details, see “Our Corporate Structure and History” and “Principal Shareholders” sections.

Corporate Information

Our principal office is Lihe Industrial Park, Wancheng District, Nanyang City, Henan Province, PRC. The telephone number of our principal office is +86 0377-66082675. Our agent for service of process in the United States is [*, New York, NY 10168]. Our corporate website is http://www.chinalingbao.com/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus.

Transfers of Cash To and From Our Subsidiaries

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our Cayman holding company and our subsidiaries.

The transfer of funds among PRC companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (revised for the second time in 2020, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 in China to regulate the financing activities between natural persons, legal persons and unincorporated organizations. The Provisions on Private Lending Cases set forth that private lending contracts will be upheld as invalid under the circumstance that (i) the lender swindles loans from financial institutions for relending; (ii) the lender relends the funds obtained by means of a loan from another profit-making legal person, raising funds from its employees, illegally taking deposits from the public; (iii) the lender who has not obtained the lending qualification according to the law lends money to any unspecified object of the society for the purpose of making profits; (iv) the lender lends funds to a borrower when the lender knows or should have known that the borrower intended to use the borrowed funds for illegal or criminal purposes; (v) the lending is in violations of mandatory provisions of laws or administrative regulations; or (vi) the lending is violations of public orders or good morals. The Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations for ordinary production and business purposes. There are no legal restrictions limiting the ability of PRC subsidiaries to transfer funds between PRC subsidiaries within the PRC.

There are limitations on our ability to transfer cash between us and our U.S. investors where dividend distribution to our overseas investors shall be reviewed by a bank designated by the State Administration of Foreign Exchange of China (the “SAFE”) that processes outward remittance of profits, including but not limited to the resolution of the board of directors of such PRC institution on distribution of profits, original tax recordation form, and audited financial statements, relating to the outward remittance, and stamp and endorse the relevant original tax recordation form with the actual remittance amount and remittance date of the profits. Upon review and approval by the designated bank, Henan Lingbao may remit dividends to Chromarie HK, unless the PRC government temporarily introduces relevant policies that prevent Henan Lingbao from remitting dividends to Chromarie HK in a timely manner. Notwithstanding the foregoing, we intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As of the date of this prospectus, no transfers, dividends or other distributions have been made among our PRC subsidiaries. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us based on current statutory limits to our PRC subsidiaries via capital contribution or loans, as the case may be.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. In addition, the PRC government imposes controls on the convertibility of the Renminbi (“RMB”) into foreign currencies and, in certain cases, the remittance of foreign currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to transfer cash out of China, and pay dividends in foreign currencies to our shareholders. There can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization or to foreign investors, which could result in an inability or prohibition on making transfers or distributions outside of China and may adversely affect our business, financial condition and results of operations.

As of the date of this prospectus, we have not made any transfers between the holding company and our subsidiaries, and none of our subsidiaries have ever issued any dividends or distribution to the holding company or their respective shareholders outside of Hong Kong or mainland China. There can be no assurance that the cash maintained in mainland China could be transferred out for the payment of dividends or proceeds from this offering could be deployed into our business which shall be subject to the PRC regulations and policies. In the future, we will adopt a uniform cash management policy that governs the purpose, amount and procedure for cash transfers among the Company and its subsidiaries, as well as between us and other companies. Pursuant to this new policy, cash transfers less than RMB[0.5 million ($0.07 million)] must be reported to, reviewed and approved by finance manager and general manager of the company initiating such cash transfers; cash transfers equal to or in excess of RMB[0.5 million ($0.07 million)] must be approved by the Chief Executive Officer and the Chief Financial Officer of the Company. The policy also provides that approvals by finance manager and general manager of the subsidiaries initiating such cash transfers are required for equity and debt investments, asset purchase expenses, cash transfer in ordinary course of business, and reimbursement for work related expenses by employees. The procedures include submitting supporting documentation (such as payment receipts or invoices), reviewing the documentation, and executing the payment. A single employee is not allowed to complete each and every stage of a cash transfer, but rather only specific parts of the whole procedure. Only the finance department is authorized to make cash transfers. Within the finance department, the roles for payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Cash is expected to be transferred through our organization in the following manner: (i) funds are transferred to one of our PRC subsidiaries, from Chromarie Cayman through our BVI, Hong Kong and mainland China subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by one of PRC subsidiaries to Chromarie Cayman through our mainland China, Hong Kong and BVI subsidiaries. As of the date of this prospectus, we do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred and have not made any transfers for both directions. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the mainland China due to the transfer of cash shall be subject to the PRC regulations and policies.

In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries, as the case may be. In order for us to pay dividends to our shareholders, we may rely on payments made by our PRC subsidiaries, and the distribution of such payments to our overseas subsidiary as dividends from our PRC subsidiaries. If any of our subsidiaries, including our PRC subsidiaries, incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. For more detailed information, see “Risks Related to Doing Business in China — Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.”

Current PRC regulations permit our PRC subsidiaries to pay dividends to an overseas subsidiary of ours only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As an emerging growth company, we may take advantage of certain reduced disclosure and requirements that are otherwise applicable generally to U.S. public companies that are not emerging growth companies. These provisions include:

●	the option to include in an initial public offering registration statement only two years of audited financial statements;

●	reduced executive compensation disclosure; and

●	an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting.

The JOBS Act also permits an emerging growth company, such as us, to delay adopting new or revised accounting standards until such time as those standards are applicable to private companies. We have not elected to “opt out” of this provision, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will have the discretion to adopt the new or revised standard at the time private companies adopt the new or revised standard and Our discretion will remain until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.

We will remain an emerging growth company until the earliest of:

●	the last day of our fiscal year during which we have total annual revenue of at least $1.235 billion;

●	the last day of our fiscal year following the fifth anniversary of the closing of this offering;

●	the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

●	the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which, among other things, would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies.

In addition, upon closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the rules of the SEC that allow us to follow Cayman Islands law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

Foreign private issuers, like emerging growth companies, are also exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances apply:

●	the majority of our executive officers or directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the United States; or

●	our business is administered principally in the United States.

Summary Risk Factors

Our prospectus should be considered in light of the risks, uncertainties, expenses, and difficulties frequently encountered by similar companies. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more carefully in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

●	We may face raw material cost volatility and supply disruptions.

●	If we fail to maintain consistent product quality, our reputation, customer relationships, and financial results may be materially and adversely affected.

●	We depend on a concentrated group of suppliers for critical inputs.

●	Loss of major direct customers could negatively impact our financial performance.

●	Dependence on major end users and conditions in their industries could adversely affect our sales, margins, and growth prospects.

●	Our industry is highly competitive, which may affect our market share and margins.

●	Demand variability in end-user sectors may lead to revenue fluctuations.

●	We may encounter challenges in scaling operations and expanding capacity.

●	We may face risks in protecting our intellectual property and proprietary processes.

●	Logistics volatility may affect delivery timelines and cost structure.

●	If we fail to attract, recruit, retain or motivate our key personnel, our ongoing operations and growth could be affected.

●	Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

●	Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, results of operations, financial condition and prospects.

●	Non-compliance with laws and regulations on the part of any third parties with whom we partner with, deterioration of their service quality or termination of their services, could expose us to legal expenses, compensations to third parties, penalties or disruption of our business, which may adversely affect our results of operations and financial condition.

●	Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation

●	We may not be able to obtain the additional capital we need in a timely manner or on acceptable or favorable terms, or at all.

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

●	Reliance on government subsidies and non-operating items may cause earnings volatility and may not be sustainable.

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

●	We have limited insurance coverage, which may not be sufficient to cover our business risks, and we may incur liabilities that are not covered by insurance.

●	If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our strategies as outlined in this prospectus will be impaired.

●	Pandemics and epidemics, natural disasters, terrorist activities, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

●	We cannot assure you that we will achieve or maintain profitability.

Risks Related to Our Corporate Structure

●	Our corporate actions will be substantially controlled by our Controlling Shareholder, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

●	Our directors and officers currently own an aggregate of 970,000 of our outstanding Class A Ordinary Shares and 8,560,000 of our outstanding Class B Ordinary Shares representing approximately 99.01% of the total voting power, and will own approximately [ ]% immediately after the completion of this offering.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

●	Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have a material adverse effect on our business and expansion plans.

●	Our growth and profitability depend, to a significant extent, on international trade relationships between China and other countries and consumer confidence in Chinese products and any trade restrictions or losses in consumer confidence may materially and adversely affect our results of operations. As a result, we will face various challenges and risks in connection with our expansion into overseas markets.

Risks Related to Doing Business in China

●	Chromarie Cayman and its subsidiaries face various other legal and operational risks associated with doing business in the PRC. Such risks associated with doing business in the PRC also apply to operations in Hong Kong and Macau.

●	Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. We cannot exclude the possibilities that the official interpretation and application of PRC laws and regulations, including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances, may change quickly with little advance notice. As PRC laws and regulations may be interpreted differently and are subject to future changes, our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations.

●	Because all of our operations are in mainland China, our business is subject to the complex and rapidly evolving laws and regulations there, as well as the relevant PRC authorities’ supervision. The PRC legal system is constantly evolving, and the PRC government may promulgate new laws and regulations in the future that cover many aspects of our daily operations. In addition, the PRC authorities may be authorized by the PRC laws and regulations to supervise our operations. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder and further cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

●	Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

●	Our corporate structure and being based in or having the all of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

●	It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China.

●	We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely a.

●	Recent joint statement by the SEC and PCAOB and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.

●	Certain acquisitions by us could be time-consuming and be subject to relevant PRC regulations.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into our PRC Subsidiaries, limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into our PRC Subsidiaries, limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	We may be exposed to risks of misappropriation, misuse, or abuse of our controlling non-tangible assets, including chops and seals, which may materially disrupt our business and expose us to legal and financial liabilities.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China, which may impede the protection of investors and the enforcement of shareholder rights.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

●	We may undertake relevant obligations under PRC Tax laws with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	It may be difficult to effect service of process upon our Directors or executive officers who reside in the PRC or to enforce against them in the PRC any judgements obtained from non-PRC courts.

●	Ongoing geopolitical tensions and global uncertainties may adversely affect our business, financial condition, and results of operations.

Risks Related to This Offering and the Class A Ordinary Shares

●	We plan to sell shares in this offering without an underwriter and may be unable to sell any shares.

●	There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

●	Our Class A Ordinary Shares price may never trade at or above the price in this offering.

●	The Offering price for our Class A Ordinary Shares may not reflect their actual value.

●	Our Class A Ordinary Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

●	Certain companies that recently completed offerings with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

●	Volatility in our Class A Ordinary Share price may subject us to securities litigation.

●	If we fail to meet applicable listing requirements, OTCID may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

●	Because our Offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

●	Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Ordinary Shares for return on your investment.

●	Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

●	You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Class A Ordinary Shares.

●	We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	We will incur increased costs as a result of being a public company.

●	We may not be able to continue as a going concern.

●	Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

●	Future issuances of high-vote shares could dilute the voting power and economic interests of holders of our Class A Ordinary Shares and further entrench control.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse U.S. federal income tax consequences.

●	You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

Recent Regulatory Development in China

We are aware that, recently, certain laws and regulations especially regarding the cyber security and listing overseas of China-based companies have been issued and taken effect.

Cybersecurity Laws

On July 10, 2021, the CAC issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the CAC, the National Development and Reform Commission (the “NDRC”), and several other administrations jointly adopted and published the new Measures for Cybersecurity Review (“New Measures”), which came into effect on February 15, 2022. Under the New Measures, (i) where a critical information infrastructure operator (the “CIIO”) procures network products and services, it shall anticipate the national security risks that may be posed by the products and services once they are put into use. Those that affect or may affect national security shall be reported to the Cybersecurity Review Office for cybersecurity review; (ii) online platform operators controlling personal information of more than one million users, which are listing in a foreign country, must apply for cybersecurity review with the Cybersecurity Review Office; and (iii) the Cybersecurity Review Office will conduct cybersecurity review on critical information infrastructure operators and network platform operators in accordance with the laws if it considers necessary. The New Measures, further list the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

Laws on Offshore Securities Offering

On February 17, 2023, the CSRC issued the Trial Measures, which have become effective on March 31, 2023. On the same date of the issuance of the Trial Measures and the following dates, the CSRC circulated No.1 to No.7 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, established a new filing-based regime to regulate overseas offerings and listings by domestic companies. Specifically, if an issuer concurrently meets the following conditions, it shall be deemed a domestic enterprise indirectly conducting overseas offering and listing: (i) among the operating revenue, total profits, total assets or net assets of a domestic enterprise in the most recent fiscal year, any index accounts for over 50% of the relevant data in the audited combined financial statements of the issuer in the same period, and (ii) the main business activities are carried out in China or the main business places are located in China, most senior executives responsible for business operation are Chinese citizens, or their habitual residences are located in the territory of China. The recognition of indirect overseas offering and listing of domestic enterprises shall follow the principle of substance over form. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall make filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three business days following its submission of offerings or listing application.

We intend to seek quotation of our Class A Ordinary Shares on the OTCID Market. Under the current CSRC regulations, quotation or trading of shares on the OTCID does not constitute an overseas offering or listing that would trigger a filing obligation with the CSRC pursuant to the Trial Measures. Accordingly, we are not required to make a filing with the CSRC for our proposed listing on OTCID. If we undertake an offering or listing on a qualified overseas securities exchange in the future, we would be subject to the relevant CSRC filing requirements at that time.

Implications of HFCA Act

Our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. If our securities become listed on a national securities exchange or quoted on the over-the-counter market in the United States, trading in our securities may be prohibited under the HFCA Act, as amended, and our securities may be subject to delisting if the PCAOB cannot inspect or completely investigate our auditor for two consecutive years. Our independent registered public accounting firm’s audit documentation related to their audit reports included in this prospectus include audit documentation located in mainland China. On June 22, 2021, the U.S. Senate passed the AHFCA Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on a national securities exchange or in the over-the-counter market in the United States if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before your securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. The auditor of the Company, Enrome LLP, is headquartered in Singapore, and is not among the auditor firms listed on the determination list issued by the PCAOB, which notes all of the auditor firms that the PCAOB is not able to inspect. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and has resumed regular inspections since March 2023. The PCAOB is continuing to pursue ongoing investigations and may initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act. See “Risk Factors — Recent joint statement by the SEC and PCAOB and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.”

Regulatory Approval of the PRC

Permission Required from PRC Authorities

Based on the opinion of our PRC counsel, DeHeng Law Offices, as of the date of this prospectus, our PRC Subsidiaries have received all necessary permissions required to obtain from PRC authorities, i.e. Business Licenses, to operate current businesses in China. The following table provides details on the material licenses and permissions held by our PRC subsidiaries.

Company	License/Permission/Filing	Issuing Authority	Validity
Henan Lingbao New Materials Technology Co., Ltd.	Business License	Wancheng Branch of Nanyang Municipal Administration for Market Regulation	02/04/2004-Long Term
Henan Lingbao New Materials Technology Co., Ltd.	Record-filing for Foreign Trade Operators	The competent authorities of foreign trade	Not applicable
Henan Lingbao New Materials Technology Co., Ltd.	Consignors and Consignees of Import and Export Goods	Nanyang Customs	Until 12/31/2099
Henan Lingbao New Materials Technology Co., Ltd.	Fixed Pollution Source Discharge Registration	The National Pollutant Discharge Permit Management Information Platform	07/18/2025-07/17/2030
Henan Hongbang New Materials Technology Co., Ltd.	Business Franchise	Wancheng Branch of Nanyang Municipal Administration for Market Regulation	08/02/2024-Long Term
Kemei Rui Technology Development (Henan) Co., Ltd.	Business License	Nanyang Municipal Administration for Market Regulation	07/31/2025-Long Term

Based on the opinion of our PRC counsel, DeHeng Law Offices, and as confirmed by the Company, as of the date of this prospectus, we are not subject to cybersecurity review with the CAC to conduct business operations in China, given that, as of the date of this prospectus, we and our PRC Subsidiaries collect personal information in our business operations; but (i) as of the date of this prospectus, we and our PRC Subsidiaries do not own more than one million users; (ii) we and our PRC Subsidiaries have not been notified by any authorities of being classified as critical information infrastructure operators; (iii) we and our PRC Subsidiaries have not been involved in any investigations initiated by the CAC or other competent authorities, nor have we received any inquiry, notice, warning, or sanction in such respect; as we control personal information of less than one million users, based on the advice of our PRC counsel, we do not need to apply for a cybersecurity review with the Cybersecurity Review Office. Nevertheless, on September 24, 2024, the CAC released the Regulations on Network Data Security Management, which became effective on January 1, 2025. The Regulations on Network Data Security Management provides that the data processor shall strengthen network data security protection based on the graded cybersecurity protection, establish and improve network data security management systems, establish and improve their emergency response plans for network data security incidents. Any data processor engaging in activities that impact or may impact national security must undergo a national security review pursuant to relevant laws and regulations in the PRC.

SUMMARY FINANCIAL INFORMATION

The following summary presents combined balance sheet data as of March 31, 2024 and 2025, September 30, 2024 and 2025, and summary combined statements of operations data for the years ended March 31, 2024 and 2025, for the six months ended September 30, 2024 and 2025 which have been derived from our audited combined financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with U.S. GAAP. You should read this “Summary Financial Information” section together with our combined financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus.

Selected Combined Statement of Operations Data:

	For the year ended March 31,
	2025	2024
Combined Statement of Operations Data:
Revenues	$7,722,510	$4,885,916
Cost of revenues	(5,610,148)	(3,160,175)
Operating expenses	(1,087,179)	(1,087,798)
Income from operations	1,025,183	637,943
Total other income, net	205,781	15,832
Income before income tax benefit (expense)	1,230,964	653,775
Income tax benefit (expense)	-	-
Net income	1,230,964	653,775
Less: Net income attributable to non-controlling interest	11,075	5,884
Net income attributable to Chromarie International Limited	1,219,889	647,891

Other comprehensive losses:
Foreign currency translation adjustments, net of tax	(26,880)	(176,554)
Total comprehensive income	1,204,084	477,221
Less: Total comprehensive income attributable to non-controlling interest	11,053	6,542
Total comprehensive income attributable to Chromarie International Limited	1,193,031	470,679

Earnings per ordinary share - basic and diluted	0.12	0.06
Weighted average ordinary shares* outstanding - basic and diluted	10,395,000	10,395,000

	For the six months ended September 30,
	2025	2024
Combined Statement of Operations Data:
Revenues	$5,089,368	$2,701,799
Cost of revenues	(4,103,431)	(1,712,223)
Operating expenses	(619,132)	(529,592
Income from operations	366,805	459,984
Total other income, net	(18,637)	13,353
Income before income tax benefit (expense)	348,168	473,337
Income tax benefit (expense)	-	-
Net income	348,168	473,337
Less: Net income attributable to non-controlling interest	3,482	4,733
Net income attributable to Chromarie International Limited	344,686	468,604

Other comprehensive losses:
Foreign currency translation adjustments, net of tax	104,131	127,891
Total comprehensive income	452,299	601,228
Less: Total comprehensive income attributable to non-controlling interest	3,581	4,632
Total comprehensive income attributable to Chromarie International Limited	448,718	596,596

Earnings per ordinary share - basic and diluted	0.03	0.05
Weighted average ordinary shares* outstanding - basic and diluted	10,395,000	10,395,000

Selected Balance Sheet Data:

	As of March 31,
	2025	2024
Combined Balance Sheet Data:
Cash and cash equivalents	$359,043	$204,755
Total current assets	5,566,552	3,131,569
Total non-current assets	5,301,016	6,276,528
Total current liabilities	5,670,517	5,415,130
Total non-current liabilities	-	-
Total shareholders’ equity	5,197,051	3,992,967

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Combined Balance Sheet Data:
Cash and cash equivalents	$104,697	$359,043
Total current assets	5,714,553	5,566,552
Total non-current assets	4,323,295	5,301,016
Total current liabilities	4,391,726	5,670,517
Total non-current liabilities	-	-
Total shareholders’ equity	5,646,122	5,197,051

Selected Combined Cash Flows Data:

	For the fiscal years ended March 31,
	2025	2024
Net cash (used in) provided by operating activities	$(740,459)	$987,991
Net cash used in investing activities	-	(913,161)
Net cash provided by (used in) financing activities	956,655	(389,180)
Effect of exchange rate changes on cash held in foreign currencies	(61,908)	404,583
Net increase in cash	154,288	90,233
Cash at beginning of the year	204,755	114,522
Cash at end of the year	$359,043	$204,755

	For the six months ended September 30,
	2025	2024
Net cash used in operating activities	$(447,990)	$(274,381)
Net cash used in investing activities	(55,152)	(21,892)
Net cash provided by financing activities	244,561	229,351
Effect of exchange rate changes on cash held in foreign currencies	4,235	4,153
Net decrease in cash	(254,346)	(62,769)
Cash at beginning of the year	359,043	204,755
Cash at end of the year	$104,697	$141,986

THE OFFERING

Class A Ordinary Shares offered by us:	[ ] Class A Ordinary Shares.

Offering Price:	$____ per Class A Ordinary Share.

Number of Shares outstanding before this Offering:	[ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding as of the date of this prospectus.

Duration of the Offering:

The Offering will terminate on the earlier of:

(i) 270 days after the effective date of this prospectus;

(ii) the date on which all [ ] Class A Ordinary Shares offered hereby are sold; or

(iii) the date on which our board of directors determines that it is in our best interests to terminate the Offering prior to the sale of all [ ] Class A Ordinary Shares registered under the registration statement of which this prospectus forms a part.

Use of proceeds:	Our offering is being made on a self-underwritten and “best-efforts” basis: no minimum number of shares must be sold in order for the offering to proceed. We intend to use the net proceeds from this Offering as follows: approximately 20% for research and development; approximately 15% for expansion of sales and overseas business; approximately 50% for renewal and expansion of production capacity equipment; and the balance to fund for working capital and other general corporate purposes. See “Use of Proceeds” for additional information.

Subscriptions:	Subscriptions may be withdrawn by an investor at any time prior to acceptance by us. Once a subscription is accepted by us and a closing occurs, the subscription will be irrevocable.

Trading:	We intend to seek quotation of our Class A Ordinary Shares on the OTCID Market under the symbol “[*],” which will require a market maker to file a Form 211 with FINRA on our behalf. We do not yet have a market maker that has agreed to sponsor such application, and there can be no assurance that our Class A Ordinary Shares will be quoted on the OTCID Market or that any market for our Class A Ordinary Shares will develop.

Risk factors:	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

RISK FACTORS

Investing in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may face raw material cost volatility and supply disruptions.

Our pearlescent pigment products rely heavily on the consistent supply and stable pricing of key raw materials, including natural mica, synthetic mica, titanium dioxide, and functional metal oxides. These materials are vulnerable to price swings caused by fluctuations in global commodity markets, domestic mining policies, energy costs, environmental regulations, and geopolitical events. Increases in raw material prices or supply shortages may adversely affect our production costs, especially for high-value pigment series where precise material quality is critical. We do not generally engage in long-term fixed-price contracts with suppliers, which means we may face short-term cost volatility that cannot be immediately passed on to customers. Moreover, product development cycles and customer pricing sensitivity may prevent timely adjustments to our selling prices, resulting in margin compression. In addition, disruptions to mining operations or logistics bottlenecks may compromise the availability or quality of core ingredients, which could affect our ability to fulfil orders and maintain consistent product specifications.

According to the industry report issued by CIC, India accounts for over 50% of global high-quality natural mica production. However, we have not imported natural mica or other raw materials from India, and, as of the date of this prospectus, we have not encountered raw material shortages. While we currently do not rely on Indian-origin supply, any significant disruption to global natural mica production, pricing, or trade policies affecting major producing regions—including India—could indirectly influence global supply-demand dynamics and market pricing for substitutes or alternative sources, which could increase our costs or impact the quality and availability of suitable inputs.

If we fail to maintain consistent product quality, our reputation, customer relationships, and financial results may be materially and adversely affected.

Our business success relies on our ability to produce and deliver pigments and related products that meet stringent quality standards and regulatory requirements across different applications and markets. Any failure to maintain consistent quality—due to factors such as raw material variability, process deviations, technical malfunctions, human error, inadequate quality control, or lapses in compliance—could result in defective, substandard, or non-compliant products.

Product quality issues may lead to customer complaints, product returns, recalls, financial penalties, or the loss of current or prospective customers. In certain cases, failure to meet agreed specifications could also expose us to liability, reduce our competitiveness, or trigger negative publicity impacting our brand and reputation. Major indirect customers, which are the end users of products, in sectors such as cosmetics, coatings, plastics, and automotive often impose stringent qualification, compliance, and performance requirements; repeated quality failures or nonconformities could lead such end users to discontinue use of our products or prompt our direct customers and distributors to terminate or reduce purchases associated with those end users, resulting in the loss of significant business.

While we implement rigorous quality management systems and procedures, we cannot assure that product quality problems will never occur. Any significant product quality issue may materially and adversely affect our business, results of operations, and prospects.

We depend on a concentrated group of suppliers for critical inputs.

A substantial portion of our raw material procurement—particularly for synthetic mica and titanium-based compounds—comes from a limited number of long-term suppliers, such as Dengzhou Yingqi Trading Firm and Dengzhou Zehui Building Materials Trading Firm, which are our major suppliers whose purchase amount accounted for more than 10% of the total purchases in each of the past two fiscal years. These suppliers are selected based on their ability to consistently meet our specifications regarding particle morphology, purity, moisture content, and compliance with international standards such as REACH (the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals regulation, which governs the safe use of chemicals) and FDA (the United States Food and Drug Administration, which regulates food and drug safety). If any of these suppliers were to experience operational issues, regulatory penalties, price renegotiations, or cease operations altogether, we may not be able to procure sufficient replacement materials in a timely or cost-effective manner. Moreover, onboarding new suppliers requires thorough quality audits, production trials, and customer validation, which could delay manufacturing schedules and product launches. Extended disruptions could impair customer satisfaction, lead to reputational damage, and affect our revenue continuity.

Loss of major direct customers could negatively impact our financial performance.

Our sales are geographically diversified, with our products being sold to end users in over 80 countries and regions, covering markets in Asia, Europe, the Americas, Africa, and the Middle East. However, our revenues are dependent on a limited number of significant direct customers. Our three largest direct customers accounted for approximately 26.86% and 23.25% of our revenues for the years ended March 31, 2024 and 2025, respectively, and a single direct customer accounted for approximately 15.06% of our revenues for the year ended March 31, 2024. These key accounts tend to place large, customized orders requiring technical collaboration and regulatory documentation. If any of these direct customers were to reduce their procurement volumes, terminate agreements, or shift to alternative suppliers—due to internal restructuring, pricing considerations, or performance issues—we may experience a material decline in revenues and cash flow. Although many of our customer relationships are long-standing, they are governed by framework purchase arrangements rather than long-term fixed-volume contracts. Therefore, we face limited visibility into future order volumes and must continuously invest in retention and re-engagement. In addition, the loss of, or a significant reduction in purchases by, any one of our major direct customers could have a disproportionate impact on our results. A loss of one or more key customers could result in production underutilization, inventory accumulation, and weakened profitability.

Dependence on major end users and conditions in their industries could adversely affect our sales, margins, and growth prospects.

Our pigments are used by end users across automotive coatings, decorative packaging, 3C electronics, personal care products, and other downstream applications, including coatings, plastics, rubber, inks, and cosmetics. Demand from these industries is influenced by macroeconomic conditions, consumer spending, product cycles, regulatory standards, and brand-specific strategies. End users often impose stringent qualification, compliance, and performance requirements for pigments with functional properties such as color-shifting, UV shielding, electromagnetic interference responsiveness, and visual brilliance, and they may require ongoing certification and documentation to meet international safety and environmental standards. If we fail to meet these requirements, if our products underperform in end-user applications, or if end users change specifications or prefer alternative technologies, such end users may discontinue the use of our products, and our direct customers (including distributors) may terminate or reduce purchases associated with those end users, which could result in the loss of significant business.

End-user demand can be volatile. Changes in automotive model launches, consumer preferences in personal care, brand strategies in decorative packaging, or technology refresh cycles in 3C electronics may cause end users to reduce orders or delay projects, which in turn can lead our direct customers to scale back purchases without prior notice. Additionally, end-user industries may impose heightened regulatory or product safety requirements (for example, restrictions related to cosmetic safety, environmental emissions, recyclability, or electromagnetic compatibility). Compliance with evolving standards could increase our costs, limit the addressable market for certain pigment series, or require reformulation, requalification, or redesign, any of which could delay sales and compress margins.

We do not enter into sales agreements directly with most end users, and sales associated with end-user projects are typically placed by our direct customers and distributors. As a result, our visibility into end-user demand, qualification timelines, and project continuity is limited. If end users consolidate suppliers, prioritize cost reductions, adopt substitute materials, or experience downturns in their industries, our direct customers may reduce or cancel orders on short notice. The loss of, or significant reduction in purchases associated with, one or more major end-user programs could result in production underutilization, inventory accumulation, extended sales cycles, and weakened profitability.

Our industry is highly competitive, which may affect our market share and margins.

We operate in the global pearlescent pigment industry, which includes multinational chemical companies with expansive product portfolios, regional manufacturers with aggressive pricing strategies, and specialized formulators targeting niche applications. Competitors may offer similar visual effects through alternative formulations, advanced dispersion systems, or digitalized customer service. Some of our competitors have broader R&D budgets, stronger global distribution infrastructure, or better pricing power. If we fail to maintain our technological edge or commercial responsiveness, we may lose market share, especially in price-sensitive or regulatory-intensive regions. In addition, new market entrants using simplified manufacturing processes or recycled input materials may offer cost advantages that erode pricing benchmarks and create downward pressure on our margins. To remain competitive, we must continually invest in product differentiation, quality assurance, and marketing visibility.

Demand variability in end-user sectors may lead to revenue fluctuations.

Our pigments are sold to industrial manufacturers in sectors such as paints and coatings, plastics, rubber, inks, and cosmetics. These end-use categories are often influenced by macroeconomic conditions, consumer demand cycles, and regulatory developments. During economic slowdowns, demand for non-essential or premium products may decline, reducing order volumes for decorative packaging, prestige cosmetics, or specialty coatings. In addition, shifts in manufacturing schedules, retail sales patterns, or raw material availability at the customer level may affect procurement cycles. Given our high fixed-cost structure—including intelligent automation systems, R&D staffing, and quality control infrastructure—even modest dips in volume may result in reduced operating efficiency and margin compression. Furthermore, global supply chain instability, such as rising freight costs or import restrictions, may amplify the effects of demand volatility.

We may encounter challenges in scaling operations and expanding capacity.

We currently operate two fully automated production lines with an annual rated capacity of [3,000] metric tons. To meet rising international demand and support new product launches, we plan to expand capacity and integrate intelligent automation systems, including IoT-based monitoring, predictive maintenance protocols, and flexible batch handling. These upgrades require significant capital investment, engineering precision, and implementation lead time. If installations are delayed, optimization fails, or operational integration proves more complex than expected, we may fall short of projected output or quality targets. Moreover, ramping up production without synchronized demand growth may lead to inventory excess, lowered utilization rates, and reduced ROI. Technical bottlenecks—such as powder classification challenges or pigment orientation inconsistency—could also undermine product performance and delay client onboarding.

We may face risks in protecting our intellectual property and proprietary processes.

Our competitive differentiation stems from proprietary technologies developed over two decades, including synthetic mica crystallization, surface treatment methods, and multi-layer optical designs. As of the date of the prospectus, we had 31 registered patents in China. However, protecting intellectual property in global markets remains complex, especially where enforcement mechanisms are weak or litigation costs are prohibitive. Risks include unauthorized replication of processes, reverse engineering, disclosure of trade secrets by employees or partners, and ineffective enforcement of trademarks in overseas jurisdictions. If our innovations are copied or challenged, we may lose the ability to command premium pricing, differentiate new product lines, or maintain brand prestige. Furthermore, IP litigation or disputes may distract management attention and increase legal costs.

Logistics volatility may affect delivery timelines and cost structure.

We supply pigments to customers across Asia, Europe, the Americas, and the Middle East. While we maintain an intelligent warehousing and inventory system, logistics performance is influenced by regional freight rates, customs protocols, transportation infrastructure, and third-party carrier reliability. Rising energy prices, port congestion, trade compliance changes, and adverse weather events may cause shipment delays, added transit fees, or order fragmentation. In regions with limited warehousing access or seasonal bottlenecks, our responsiveness may be reduced. Moreover, end-users requiring precise orientation, batch consistency, or short lead times—such as in cosmetics or specialty plastics—may be particularly sensitive to delivery disruptions. Any failure to meet logistical expectations could affect repeat order volume, client retention, and revenue growth.

If we fail to attract, recruit, retain or motivate our key personnel, our ongoing operations and growth could be affected.

Our success depends substantially on the continued service and performance of essential members of our management team, including Zhonghua Fu, our Chief Executive Officer and Director, Yuqing Xin, our Chief Operating Officer and Director, and Zengyun Li, our Chief Financial Officer, as well as other executives, senior managers, and key employees who bring valuable experience, knowledge, or industry connections. Many members of our management team are either new to our organization or have recently been promoted to new positions.

The loss of any key personnel, including those in critical areas such as marketing, sales, product development, and technology, could disrupt our operations and negatively affect our ability to expand and sustain our business. As our company continues to grow and mature, recruitment and retention of talent may become increasingly challenging given the intense competition for individuals with similar skill sets.

If we encounter difficulties in attracting, hiring, and seamlessly integrating highly skilled individuals, or fail to retain and motivate our current personnel, our effective growth and operational stability may be impeded. Although we have entered into confidentiality and non-competition agreements with our key personnel, there is no assurance that any member of our team will not join competitors, commence competing businesses, or that we will be able to enforce such agreements in China, if needed.

Any such departure or inability to attract, recruit, retain, or motivate key personnel could materially and adversely affect our business, results of operations, financial condition, and future prospects.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Our business, results of operations, financial condition and prospects may be negatively impacted by any prolonged slowdown in the global economy. The market panics over the global outbreak of coronavirus COVID-19 and the drop in oil price have materially and negatively affected the global financial markets in March 2020, which may cause a potential slowdown of the world’s economy. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets, concerns over the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China, and concerns over the rising level of inflation and worries that efforts to curb inflation may result in recession. For instance, if the inflation intensifies, we may have to increase the price level of our products while our costs and operating expenses may also increase in the meantime. In that case, our profit margin will depend on our ability to pass on the additional costs and operating expenses to our clients. In addition, rising inflation can reduce customers’ budgets for discretionary or premium materials, and may delay procurement cycles in sectors such as automotive coatings, decorative plastics, and cosmetics, which could negatively affect our results of operations and financial condition.

Any lack of requisite approvals, licenses or permits applicable to our business or failure to comply with any requirements of PRC laws, regulations and policies may have a material and adverse impact on our business, results of operations, financial condition and prospects.

The PRC regulatory framework governing pearlescent pigments is evolving. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations, raw material sourcing (including natural and synthetic mica), wastewater treatment, hazardous substance handling, emissions, or our technologies non-compliant. In addition, due to the complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our operations, products and manufacturing processes in ways that render our products less appealing. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to suspend or discontinue certain production lines or production activities. In each such case, our business, results of operations, financial condition and prospects may be materially and adversely affected. As of the date of this prospectus, we maintain all requisite approvals, licenses, and permits applicable to our business and are compliant with requirements of PRC laws.

We are subject to government regulations for our operations in China. The interpretation or implementation of existing laws and regulations are subject to changes from time to time. If government authorities determine that our operations in China fall within the scope of business operations that require additional licenses, permits or approvals (including, for example, environmental impact assessments, pollutant discharge permits, safe production permits, hazardous chemicals registration/permits, and import/export or customs registrations), we may not be able to obtain such licenses, permits or approvals in a timely manner or on commercially reasonable terms or at all, and failure to obtain such licenses, permits or approvals may subject us to fines, legal sanctions or an order to suspend our related operations. Government authorities may also from time to time issue new laws, rules and regulations and enhance enforcement of existing laws, rules and regulations, which could require us to obtain new and additional licenses, permits or approvals. Existing laws and regulations governing our business activities are subject to changes from time to time, and considerable changes could exist with respect to the interpretation and implementation of future laws and regulations governing our business activities. If we are not able to comply with the applicable legal requirements, we may be subject to fines, confiscation of the gains derived from non-compliant operations, or suspension of non-compliant operations, any of which may materially and adversely affect our business, results of operations and financial condition. Moreover, as we expand our business scope and explore different business initiatives (such as capacity expansions, new product series, or process upgrades), the business measures we have adopted or may adopt in the future may be challenged under PRC laws and regulations, and we may be required to apply for and obtain additional licenses, permits or approvals, make additional registrations, update our registrations or expand the scope of our permits and approvals. We cannot assure you that we will be able to meet these requirements in a timely manner, or at all.

Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law that became effective in January 2008 and was amended in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment.

As of the date of this prospectus, as advised by our PRC legal counsel, our PRC subsidiaries are in compliance with applicable PRC labor-related laws and regulations regarding social insurance and housing provident fund contributions, and we have obtained a non-violation confirmation letter from the relevant authorities; accordingly, we have not received any notice requiring payment of outstanding amounts and do not expect potential fines or penalties related to such contributions. If, however, our PRC subsidiaries are subsequently notified to make additional contributions, we would be required to pay any outstanding amounts and applicable late fees or fines, which could adversely affect our financial condition and results of operations.

The interpretation and implementation of labor-related laws and regulations are also still evolving, we cannot assure you that our employment practice will not further violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations in the future, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, the State Administration of Taxation (the “SAT”), has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, should our employees working in China be granted restricted shares or exercise any stock options they receive in the future, they will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

We may not be able to obtain the additional capital we need in a timely manner or on acceptable or favorable terms, or at all.

We may require additional cash resources due to operating losses or the growth and development of our business. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subjects to uncertainties and subject to various factors, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC governmental laws and regulations over foreign investment and our industry. There can be no assurance that we will be able to raise additional capital on terms acceptable or favorable to us, or at all, if and when required, especially if we experience disappointing operating results. In addition, the incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, results of operations, financial condition and prospects.

We cannot guarantee our ability to effectively manage the growth of our organization.

Since our establishment, demand for our pearlescent pigment products has increased, and our business has expanded in scale and geographic reach through distributor-led sales into over 80 countries and regions. We have grown our workforce and enhanced our manufacturing capabilities, including operating two fully automated production lines with an annual rated capacity of approximately 3,000 metric tons and implementing ISO 9001/14001-certified quality and environmental systems. We expect continued growth driven by product innovation and international market expansion. As our operations expand, including broader distributor networks, increased SKUs, and additional automation and compliance requirements, this places considerable demands on our management, manufacturing and quality control resources, and financial capacity.

To manage growth effectively, we must continue to execute operational plans, strengthen governance and internal controls, expand and integrate our people and information systems, and recruit, train, and retain skilled production, engineering, compliance, and sales personnel. If we are unable to execute these measures in a timely and effective manner, we may experience operational inefficiencies, delayed product qualifications, reduced capacity utilization, increased costs, and weakened ability to serve customers and distributors, which could materially and adversely affect our business, results of operations, financial condition, and prospects.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot guarantee that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. For instance, even though procuring legitimate software and implementing usage monitoring measures, we cannot guarantee that employees will not install and use pirated software without authorization. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in mainland China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, the validity, enforceability and scope of protection of intellectual property rights in pearlescent pigments industry is uncertain and still evolving. As litigation becomes a more common way to resolve disputes, we face a higher risk of being the subject of intellectual property infringement claims.

Reliance on government subsidies and non-operating items may cause earnings volatility and may not be sustainable.

For the year ended March 31, 2025, our other income increased to approximately $0.30 million, primarily due to PRC government subsidies. These subsidies are discretionary, subject to change or termination at the discretion of the granting authorities, and may not recur at prior levels or at all. We cannot predict the amount or timing of future subsidies, the eligibility criteria, or continued availability under applicable PRC policies. If such subsidies are reduced or discontinued, our results of operations could be adversely affected. In addition, certain non-operating items—such as gains or losses from the disposal of fixed assets and foreign exchange movements—can introduce volatility to our reported results and may obscure underlying operating performance. A decrease in subsidies or unfavorable non-operating items could result in lower net income and reduced predictability of our financial results.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products or prevent us from being able to expand and provide our products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions, such changes could have an adverse effect on our business, financial condition, results of operations. During the financial year period ended March 31, 2025, we have not been adversely affected by US trade policies, including recently-imposed tariffs affecting certain products manufactured in China.

We have limited insurance coverage, which may not be sufficient to cover our business risks, and we may incur liabilities that are not covered by insurance.

We currently maintain export credit insurance through China Export & Credit Insurance Corporation (CECIC) and group personal accident insurance (group accident medical insurance and group hospitalization daily allowance insurance) through New China Life Insurance Company Ltd. (NCI). We also provide social security insurance—including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans—through PRC government-mandated benefit contribution plans for most of our employees, except for those who are retired and rehired who voluntarily choose not to be enrolled. However, we do not carry business interruption insurance, general third-party liability insurance, property insurance, product liability insurance, professional liability insurance, or key-man life insurance. We have determined that the costs of insuring for certain risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical.

While we consider our current insurance coverage to be reasonable and in line with practices of other similar-sized companies in our industry in China, not all claims are insurable, and incidents outside our coverage could expose us to substantial costs, losses, or liabilities. There is no assurance that our insurance coverage will be sufficient to protect us against all potential losses or that we will be able to claim our losses successfully or promptly. Even if we were to purchase additional types of insurance, such coverage may not fully protect us from the financial impact of defending against product or professional liability claims. Furthermore, insurance may not always be available on acceptable terms, and our insurance costs may increase over time due to negative developments in our claims history or rising prices in the insurance market.

If we incur losses that are not covered by insurance, or if any compensation we receive is significantly less than our actual loss, our business, financial condition, results of operations, and prospects could be materially and adversely affected, especially in the event of major incidents such as fire, explosions, floods, other natural disasters, accidents, or business interruptions.

If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our strategies as outlined in this prospectus will be impaired.

Our plans for business expansion and development are dependent upon our raising additional capital, including the capital sought in this offering. Our plans call for (i) research and development, (ii) expansion of sales and overseas business, (iii) renewal and expansion of production capacity equipment, and working capital and other general corporate purposes. Although we expect the proceeds of this offering and our net earnings to substantially fund our planned growth and development, our management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required after the close of this offering, we will be required to seek additional investments, loans or debt financing to fully pursue our strategies. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our strategies will be impaired.

Pandemics and epidemics, natural disasters, terrorist activities, and other outbreaks could disrupt our operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics around the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease, Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

For instance, in 2019, there was an outbreak of COVID-19 in PRC, resulting in the taking of emergency public health policies and measures such as suspension of work, travel restrictions and/or traffic control measures in various cities in PRC. Our previously indirectly owned production plant suspended work for approximately one month in 2020 in light of such policies and measures. The extent of the impact of COVID-19 on our future financial results will be dependent on future developments, the potential resurgence of the pandemic, future actions in response to the pandemic and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Given this uncertainty, we are currently unable to quantify the expected impact of the COVID-19 pandemic on our future operations, financial condition, liquidity and results of operations.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our manufacturing facility as well as adversely affect our business, financial condition, and results of operations.

We cannot assure you that we will achieve or maintain profitability.

We will need to raise additional working capital to continue our normal and planned operations. We will need to generate and sustain significant revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures will make it necessary for us to continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events.

Risk of noncompliance with PRC leasing requirements may result in fines and could adversely affect our ability to lease out our properties and collect rents

Under the Administrative Measures for Commodity Housing Leasing and other applicable PRC regulations, parties to lease agreements are required to complete lease filings/registrations with the competent real estate administrative authorities and obtain the corresponding filing certificates within the prescribed time. As the lessor, we are responsible, together with our lessees, for completing such filings for our lease(s).

As of the date of this prospectus, our PRC subsidiary acting as lessor has not completed the required lease filing/registration for its lease agreement(s). While, to our knowledge, failure to complete such filing does not, under PRC law, affect the legal effectiveness of a duly executed lease agreement between the parties, the real estate administrative authorities may order the parties to complete the filing within a specified period, and failure to do so may subject the parties to fines ranging from RMB1,000 to RMB10,000 for each unfiled lease agreement. We may also be required to take remedial steps, which could increase our administrative costs and divert management attention.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us in connection with our lessor lease filings. However, there can be no assurance that disputes, regulatory inquiries, or enforcement actions will not arise in the future. If they do, we could incur additional compliance costs and face interruptions to our leasing arrangements.

Risks Related to Our Corporate Structure

Our corporate actions will be substantially controlled by our Controlling Shareholder, who will have the ability to control or exert significant influence over important corporate matters that require approval of shareholders, which may deprive you of an opportunity to receive a premium for your Class A Ordinary Shares and materially reduce the value of your investment.

Our controlling shareholder, Ms. Zhonghua Fu (the Chairperson of the Board, Director, and Chief Executive Officer of the Company), beneficially directly and indirectly owns 8,560,000 Class B Ordinary Shares issued and outstanding, directly and indirectly holds approximately 97.90% of our aggregate voting power as of the date of this prospectus. As a result, our Controlling Shareholder will have the ability to control or exert significant influence over important corporate matters and investors may be prevented from influencing important corporate matters involving our Company that require approval of shareholders, including:

●	the composition of our board of directors and, through the voting of the board of directors, any determinations with respect to our operations, business direction and policies, including the appointment and removal of officers;

●	any determinations with respect to mergers or other business combinations;

●	our disposition of all or substantially all of our assets; and

●	any change in control.

These actions may be taken even if they are opposed by our other shareholders, including the holders of the Class A Ordinary Shares. Additionally, because Ms. Fu serves simultaneously as our Chairperson of the Board, Director, and Chief Executive Officer while also being our controlling shareholder, her interests as a shareholder may not always align with the interests of our minority shareholders. Ms. Fu’s management roles give her substantial influence over strategic decisions, capital allocation, related party transactions, executive compensation, and the timing and terms of potential equity or debt financings. For example, Ms. Fu could, subject to applicable law and our memorandum and articles of association, cause us to enter into transactions with entities in which she has an interest, prioritize growth strategies that favor control retention over immediate shareholder returns, or approve compensation, employment, or indemnification arrangements that benefit her or management at the expense of other shareholders. Furthermore, this concentration of ownership may also discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and reduce the price of the shares. Conflicts of interest may also arise in connection with:

●	the selection, evaluation, and oversight of independent directors and committee members;

●	the approval of material related party transactions and intercompany arrangements;

●	the determination of dividend policy and cash management practices; and

●	the allocation of corporate opportunities among the Company and other businesses or investments in which Ms. Fu may have an interest.

While we have adopted, and intend to maintain, corporate governance practices designed to mitigate conflicts of interest, including board and committee oversight and related party transaction approval procedures, there can be no assurance that these measures will be sufficient to resolve all potential conflicts in a manner favorable to minority shareholders. As a result of the foregoing, the value of your investment could be materially reduced.

Our directors and officers currently own an aggregate of 970,000 of our outstanding Class A Ordinary Shares and 8,560,000 of our outstanding Class B Ordinary Shares representing approximately 99.01% of the total voting power, and will own approximately [  ]% immediately after the completion of this offering.

Currently, our directors and officers collectively own an aggregate of approximately 99.01% of the total voting power of our outstanding Ordinary Shares. Our directors and officers will collectively own an aggregate of approximately [  ]% of the total voting power of our outstanding ordinary shares immediately after the completion of this offering, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold. These beneficial owners could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these beneficial owners will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of these beneficial owners may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Class A Ordinary Shares. For more information regarding our beneficial owners and their affiliated entities, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by amended and restated memorandum and articles of association (as may be amended from time to time), the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

We have been advised by our Cayman Islands legal counsel, Ogier, that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws or any state in the United States; and

●	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Shareholders of exempted companies incorporated under the laws of the Cayman Islands like us have no general rights under Cayman Islands law to inspect corporate records (other than memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Governing Documents — Differences in Corporate Law”.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of the rights to vote at such general meeting, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 5 clear days is required for the convening of any general meeting. A quorum required for a meeting of shareholders consists of one or more shareholders present or by proxy, representing not less than one-third of the outstanding shares of our Company carrying the right to vote at such general meeting.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands, as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, our current officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and other countries other than the United States may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Changes in international trade policies and international barriers to trade, or the emergence of a trade war, may have a material adverse effect on our business and expansion plans.

Changes in international trade policies and barriers, or the emergence of trade conflicts, may materially and adversely affect our business and expansion plans. In recent years, there have been significant changes and proposed amendments to international trade policies, tariffs, and treaties affecting imports. Nearly all of our products, including our mica-based pearly industrial pigments, are manufactured in China. As a result, these policy shifts have made it, and may continue to make it, more difficult or costly for us to export products to other countries, potentially impacting our sales and profitability. Tariff and trade measures imposed by foreign governments could hinder our ability to export, thereby adversely affecting our sales. These factors may also suppress economic activity and limit our access to suppliers, customers, or end consumers, which could have a material adverse effect on our business, financial condition, and results of operations, as well as influence our strategic direction in Europe and other regions.

For example, in 2024, India initiated 31 anti-dumping or anti-subsidy investigations targeting products manufactured from China. From January to October 2025, the Indian government launched over 30 similar investigations across various sectors, including copper cables, ethambutol hydrochloride, hydrofluorocarbons (HFCs), and PVC suspension resins. These frequent and substantial policy actions present significant challenges for Chinese exporters to India. Increased tariffs directly elevate export costs, reducing competitiveness in India’s price-sensitive market. Moreover, unpredictable regulatory changes complicate demand forecasting and strategic planning.

Our exposure to end users in India presents additional risks. In each of fiscal years 2024 and 2025, more than 10% of our revenue was generated from our clients that rely upon a material indirect end user located in India in the applicable fiscal year. As a result, our results of operations are sensitive to demand conditions and regulatory developments in India. Any deterioration in India’s macroeconomic conditions, changes in industrial demand, or the imposition or increase of tariffs, anti-dumping duties, product standards, import licensing, or other trade restrictions applicable to Chinese-origin products could cause our direct customers serving Indian end users to reduce orders, delay deliveries, seek alternative suppliers, or exert pricing pressure. These developments could lead to lower sales volumes, reduced margins, delayed or canceled orders, extended sales cycles, and higher working capital requirements. Furthermore, heightened geopolitical tensions or changes in enforcement posture may adversely affect logistics, customs clearance, or the willingness of market participants to transact in products ultimately destined for use in India. If one or more Indian end users reduce purchases due to economic downturns, regulatory actions, competition, product substitution, or budget constraints, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Changes in international trade policies may also adversely affect demand and distribution in other jurisdictions where our products are sold. With our products being sold to customers in over 80 countries and regions, shifts in tariffs, import licensing, product standards, sanctions, or enforcement posture in any such markets could result in order delays or cancellations, pricing pressure, reduced volumes, or disruptions to logistics and payment flows, which may negatively impact our revenue and profitability.

Our growth and profitability depend, to a significant extent, on international trade relationships between China and other countries and consumer confidence in Chinese products and any trade restrictions or losses in consumer confidence may materially and adversely affect our results of operations. As a result, we will face various challenges and risks in connection with our expansion into overseas markets.

We are headquartered in China, source almost all of our products from China and our operational team members currently reside in China. As a result, if our consumers lose confidence in Chinese products or sovereign nations restrict trade with Chinese companies, we may suffer a competitive disadvantage. For example, any governmental initiatives to support and protect locally produced goods with subsidies may render our goods relatively more expensive. In addition, countries could place quotas or taxes, such as retaliatory tariffs and anti-dumping restrictions, on goods produced in China, which would restrict our ability to export products to such countries.

We may not anticipate the promulgation or implementation of governmental policies, which may reflect or result from political relationships between the countries in which we conduct our business. To the extent that we suffer a competitive disadvantage as a result of restrictions in free trade or adverse consumer perceptions, our business, financial condition and results of operations may be materially and adversely affected.

As we expand our businesses into an increasing number of overseas markets, we will face risks associated with expanding into markets in which we have limited or no experience and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our businesses will also expose us to risks inherent in operating businesses globally, including, but not limited to:

●	inability to recruit talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

●	lack of acceptance of our service offerings;

●	investigations regarding anti-dumping;

●	trade wars;

●	geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

●	challenges and increased expenses associated with staffing and managing overseas operations and managing an organization spread over multiple jurisdictions;

●	trade barriers, such as import and export restrictions, tariffs, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

●	different and potentially adverse tax consequences;

●	increased and conflicting regulatory compliance requirements;

●	increased risks of being involved in legal disputes and labor disputes;

●	adaption to different industry practices;

●	challenges caused by distance, language and cultural differences;

●	increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

●	availability and reliability of global and cross-border payment systems; and

●	exchange rate fluctuations.

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our overseas businesses and operations may not be successful. Failure to expand our overseas businesses and operations could materially and adversely affect our business, financial condition and results of operations.

Transactions conducted through our global and overseas operation may be subject to different customs, taxes and rules and regulations, and we may be adversely affected by the complexity of and developments in customs, foreign exchange and import/export laws, rules and regulations in China and other jurisdictions. In addition, changes to trade policies, treaties and tariffs in the jurisdictions in which we operate, or the perception that these changes could occur, could adversely affect our global and cross-border operations, our financial condition and results of operations.

Risks Related to Doing Business in China

Chromarie Cayman and its subsidiaries face various other legal and operational risks associated with doing business in the PRC. Such risks associated with doing business in the PRC also apply to operations in Hong Kong and Macau.

Chromarie Cayman and its subsidiaries face various other legal and operational risks associated with doing business in the PRC, including but not limited to the risk that, to the extent Chromarie Cayman’s cash in the business is in the PRC or a PRC entity, to distribute dividends to Chromarie Cayman’s investors, or to transfer cash outside of mainland China shall be subject to the relevant laws and regulations of the PRC. Chromarie Cayman cannot assure you that the transfer of cash by Chromarie Cayman or its subsidiaries could always obtain approval from the government authorities according to the relevant PRC laws or regulations. Such risks associated with doing business in the PRC also apply to operations in Hong Kong and Macau. However, we currently do not have any operations in or any plan to expand to Hong Kong and Macau.

Changes, application and interpretation with respect to the PRC legal system could result in a material change in our operations and/or the value of the securities we are registering for sale. We cannot exclude the possibilities that the official interpretation and application of PRC laws and regulations, including but not limited to those governing our business, and the enforcement and performance of our agreements with customers in certain circumstances, may change quickly with little advance notice. As PRC laws and regulations may be interpreted differently and are subject to future changes, our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations.

The PRC legal system is based on written statutes and their legal interpretations by the Standing Committee of the National People’s Congress. Previous court decisions may be cited for reference but have limited precedential value. Since 1979, the PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, these laws and regulations may be subject to future changes, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

In recent years, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On December 28, 2021, Cybersecurity Review Measures published by the CAC, NDRC, Ministry of Industry and Information Technology, Ministry of Public Security, Ministry of State Security, Ministry of Finance, Ministry of Commerce, People’s Bank of China, State Administration for Market Regulation, State Administration of Radio and Television, the CSRC, State Secrecy Administration and State Cryptography Administration, effective on February 15, 2022, which provides that, CIIOs that intend to purchase internet products and services, DPOs engaging in data processing activities that affect or may affect national security, cyberspace operators with personal information of more than one million users who want to list abroad shall be subject to the cybersecurity review by the Cybersecurity Review Office. As of the date of this prospectus, these new laws and guidelines may impact the Company’s ability to list and trade on a U.S. or other foreign exchange. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection and information security.

The PRC legal system is constantly evolving and may change, and the PRC government may promulgate new laws and regulations in the future that cover many aspects of our daily operations. In addition, the PRC authorities may be authorized by the PRC laws and regulations to supervise our operations. If we are deemed not to comply with these requirements, we may be subject to fines and other administrative penalties imposed by relevant PRC authorities. Any change in foreign investment regulations, and other laws, regulations and policies in China or any punishment imposed or actions taken by the PRC government for our violation of such regulations or policies could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Any change in foreign investment regulations, and other policies in China or any punishment imposed by the PRC government for our violation of such regulations or policies could result in a material change in our operations and/or the value of the securities we are registering for sale and could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors or cause the value of our Ordinary Shares to significantly decline or be worthless.

We cannot rule out the possibility that the competent authorities will institute a licensing regime or pre-approval requirement covering our industry at some point in the future. If such a licensing regime or approval requirement were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, it may be difficult to evaluate the effects of the outcome of administrative and court proceedings. Furthermore, we may not be aware of our violation of any of the policies and rules until sometime after the violation.

Such risks, including risks over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Because all of our operations are in mainland China, our business is subject to the complex and rapidly evolving laws and regulations there, as well as the relevant PRC authorities’ supervision. The PRC legal system is constantly evolving, and the PRC government may promulgate new laws and regulations in the future that cover many aspects of our daily operations. In addition, the PRC authorities may be authorized by the PRC laws and regulations to supervise our operations. The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder and further cause the value of our Class A Ordinary Shares to significantly decline or become worthless.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be continuously evolving. New laws, regulations, and other rules may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development;

●	Result in negative publicity or increase our operating costs;

●	Require significant management time and attention; and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government may intervene or influence our operations, or may exert more control over offerings conducted overseas and/or foreign investment China-based issuers, which could result in a material change in our operations and significantly limit or completely hinder and further cause the value of our Class A Ordinary Shares to significantly decline or become worthless. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

The PRC government has made recent statements indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. If future laws or regulations imposed restrictions on the overseas and/or foreign investment in China-based issuers, our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and further cause the value of such securities to significantly decline or become worthless.

Any failure of us to obtain the relevant approval or complete the filings and other relevant regulatory procedures in a timely manner could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

On December 28, 2021 the CAC, the NDRC, and several other administrations jointly adopted and published the New Measures, which came into effect on February 15, 2022. According to the New Measures, an operator of critical information infrastructure who purchase network products or services that affects or may affect national security or a network platform operator who possesses the personal information of more than one million users and intends to list in a foreign country shall declare to the Office of Cybersecurity Review for cybersecurity review. Given that, as of the date of this prospectus, we and our PRC Subsidiaries collect personal information through any online platforms in our business operations, but however (i) we and our PRC Subsidiaries do not own more than one million users; (ii) we and our PRC Subsidiaries have not been notified by any authorities of being classified as critical information infrastructure operators; (iii) we and our PRC subsidiaries have not been involved in any investigations initiated by the CAC or any other competent authorities, nor have we received any inquiry, notice, warning, or sanction in such respect, in the opinion of our PRC counsel, DeHeng Law Offices, that we do not need to apply for a cybersecurity review with the Cybersecurity Review Office.

As of the date of this prospectus, our registered public offering in the U.S. is not subject to the review nor prior approval of the CAC. However, due to the possibility that laws, regulations, or policies in the PRC could change in the future, the promulgation of new laws or regulations, or the new interpretation of existing laws and regulations may restrict or otherwise unfavorably impact our ability or way to conduct business and may require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CAC that we may be required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, the legal consequences arising from this could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Class A Ordinary Shares to investors and cause the value of such Class A Ordinary Shares to significantly decline or become worthless.

Given recent statements by the PRC government indicating an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Our corporate structure and being based in or having the all of our operations in China, as well as changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic and social conditions in the PRC generally. In addition, the Chinese government plays a significant role in regulating industry development by imposing industrial policies. The Chinese government also has significant impact on the PRC’s economic growth through guiding resource allocation, standardizing payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any changes in economic conditions in the PRC, in the policies of the Chinese government or in the laws and regulations in the PRC could have a material effect on the overall economic growth of the PRC. Such changes could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by future laws or regulations which impose restrictions on capital investments or changes in tax regulations. In addition, changes of policies like interest rate adjustment in the PRC, may also adversely affect our business and operating results.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and we cannot assure that we can finish all necessary governmental registration processes in a timely manner.

The proceeds of this offering must be sent back to China, and the process for sending such proceeds back to China may take several months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in the “Use of Proceeds” section as an offshore holding company of our PRC Subsidiaries, we may make loans to our PRC Subsidiaries, or we may make additional capital contributions to our PRC Subsidiaries. Any shareholder loan or additional capital contribution are subject to PRC regulations.

To remit the proceeds of this offering, we must take the steps legally required under the PRC laws. In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC Subsidiaries or with respect to future capital contributions by us to our PRC Subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity, our ability to fund and expand our business and our Class A Ordinary Shares.

It may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or such current officers reside within China from outside of mainland China.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, our current officers and directors, Ms. Zhonghua Fu, Ms. Zengyun Li and Mr. Yuqing Xin, as well as our independent directors, Mr. Liya Wang and Mr. Yi Li, all reside within [mainland China and Hong Kong and are PRC and Hong Kong nationals]. As a result, it may be difficult, cumbersome, and time-consuming to deliver legal process documents to us or above mentioned current officers and directors residing within China from outside of mainland China.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States has not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC. Accordingly, without the consent of the competent PRC securities regulators or other relevant authorities, no entity or individual may provide any documents and materials relating to securities business activities to foreign entities or government agencies.

We may rely on dividends and other distributions on equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC Subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC Subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC Subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC Subsidiaries, are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC Subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC Subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities or the authorized local banks in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions by offshore holding companies to our PRC Subsidiaries are subject to registration with the relevant market supervisory authorities and local banks authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC Subsidiaries are required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC Subsidiaries are required to be applied to the NDRC in advance for undergoing review and registration formalities. Any medium or long-term loan to be provided by us to our PRC Subsidiaries, must be registered with the NDRC and the SAFE or its local branches. We may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If we fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Recent joint statement by the SEC and PCAOB and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

The AHFCA Act was enacted on December 23, 2022. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years. The AHFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for two consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States (the applicable period under the HFCA Act prior to the enactment of the AHFCA Act had been two years).

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On November 5, 2021, the PCAOB approved a new rule, PCAOB Rule 6100, Board Determinations Under the HFCA Act to provide a framework for its determinations under the HFCA Act that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule establishes the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information the PCAOB will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the Board will reaffirm, modify, or vacate any such determinations.

In December 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. Also, on December 16, 2021, pursuant to the HFCA Act, the PCAOB issued a Determination Report which determined that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of PRC, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB Board vacated its previous determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act if needed.

On December 23, 2022, the AHFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the time period before the Company’s securities may be prohibited from trading or delisted has been decreased accordingly.

On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the AHFCA Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three years.

Our auditor, Enrome LLP, is an independent registered public accounting firm that issues the audit report included elsewhere in this prospectus. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, it is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor in relation to our U.S. listing. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, you may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future which would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, the PCAOB Board will consider the need to issue a new determination. Our securities may be delisted or prohibited from trading if the PCAOB determines that it cannot inspect or investigate completely our auditor under the HFCA Act.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions and the foreign exchange policy adopted by the PRC government. It is difficult to predict how long such appreciation of RMB against the U.S. dollar may last and when and how the relationship between the RMB and the U.S. dollar may change again. All of our revenues and substantially all of our costs are denominated in Renminbi. We rely on dividends paid by our PRC Operating Subsidiaries for our cash needs. Any revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the Class A Ordinary Shares in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Regulations of currency conversion may limit our ability to transfer cash between us, our subsidiaries or investors including to utilize our net revenues effectively and affect the value of your investment.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital administration measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital administration and our PRC Subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

We receive principally most of our revenues in RMB. Under our current corporate structure, our Company in the Cayman Islands will rely on dividend payments from WFOE and/or PRC Subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, WFOE and PRC Subsidiaries, as foreign invested enterprises, are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. To the extent cash or asset in the business is in the PRC or in a PRC entity, the funds or asset may not be available to fund operations or for other use outside of the PRC due to the imposition of restrictions and limitations on the ability of PRC Subsidiaries by the laws and regulations promulgated by PRC government to transfer cash or assets. The future currency conversion system may prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands.

Cash is expected to be transferred through our organization in the following manner: (i) funds are transferred to one of our PRC Subsidiaries, from Chromarie Cayman through our BVI, Hong Kong and mainland China subsidiaries in the form of capital contributions or shareholder loans, as the case may be; and (ii) dividends or other distributions may be paid by our PRC Subsidiaries to Chromarie Cayman through our mainland China, Hong Kong and BVI subsidiaries. As of the date of this prospectus, we do not maintain cash management policies or procedures dictating the amount of such funding or how funds are transferred.

In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC Subsidiaries, as the case may be. In order for us to pay dividends to our shareholders, we may rely on payments made by our PRC Subsidiaries, and the distribution of such payments to our overseas subsidiaries as dividends from our PRC Subsidiaries. If any of our subsidiaries, including our PRC Subsidiaries, incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us.

Certain acquisitions by us could be time-consuming and be subject to relevant PRC regulations.

Among other things, merger and acquisition activities by foreign investors in mainland China shall comply with the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (“M&A Rules”) and Anti-Monopoly Law. Such regulation requires, among other things, that the State Administration for Market Regulation (the “SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008 and amended in 2018, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We do not believe that we or the PRC Subsidiaries are directly subject to these regulatory actions or statements, as neither we nor the PRC Subsidiaries have implemented any monopolistic behavior.

We may pursue potential strategic acquisitions in the future that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the Ministry of Commerce of the PRC (“MOFCOM”), may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiaries to liability or penalties, limit our ability to inject capital into our PRC Subsidiaries, limit our PRC Subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations, and we expect all of these shareholders will have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. We cannot assure you, however, that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our Company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC Subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our Company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

As of the date of this prospectus, the current ultimate individual shareholders of the Company who are PRC residents have completed foreign exchange registration under the SAFE Circular 37 and other related rules. However, they may still face with the above said possible fines in accordance with the PRC Laws.

We may be exposed to risks of misappropriation, misuse, or abuse of our controlling non-tangible assets, including chops and seals, which may materially disrupt our business and expose us to legal and financial liabilities.

Under PRC law, legal documents relating to corporate transactions—including agreements, contracts, and official filings—are typically executed with the company’s official chop or seal, or with the signature of a designated legal representative registered with the PRC industry and commerce authorities. The possession and proper use of such chops and seals is crucial to the legal and operational integrity of our company and its subsidiaries.

To safeguard the use of our chops and seals, we have established internal control procedures and rules, including requiring responsible personnel to submit applications via our office automation system, with verification and approval by authorized employees in accordance with our protocols. We also restrict physical access by storing our chops in secured locations accessible only to designated employees, and we monitor the actions of these authorized personnel.

Despite these safeguards, our control procedures may not be sufficient to prevent all possible instances of abuse, negligence, or unauthorized use. There is a risk that employees or other authorized users may misappropriate, misuse, or otherwise abuse their authority and our non-tangible assets. For example, an employee could enter into unauthorized contracts, attempt to transfer or pledge key corporate assets, or seek to unlawfully gain control of one of our subsidiaries. In cases where a transferee or counterparty relies on the apparent authority granted by the improper use of our chop or seal and acts in good faith, we may encounter significant obstacles in recovering assets or reversing transactions.

Any such events could result in disruption to our normal business operations, damage to our reputation, and potential loss of corporate assets or control. Resolving issues related to the misappropriation or misuse of chops and seals may involve substantial resources, time, and management attention, and may require lengthy legal or corporate actions. There can be no assurance that we would be able to fully recover improperly transferred assets or adequately address resulting legal and operational complications.

As a result, misappropriation or misuse of our chops, seals, or other controlling non-tangible assets could materially and adversely affect our business, financial condition, results of operations, and prospects.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China, which may impede the protection of investors and the enforcement of shareholder rights.

Shareholder claims or regulatory investigations are generally challenging to pursue in China due to significant legal and practical obstacles. For example, there are substantial restrictions on the provision of information necessary for regulatory investigations or litigation initiated outside China. Although Chinese authorities may establish cooperation mechanisms with securities regulators of other jurisdictions for cross-border supervision and enforcement, such cooperation with U.S. or other overseas securities authorities may be limited or inefficient, especially in the absence of mutual and effective agreements.

Furthermore, Article 177 of the PRC Securities Law, effective March 2020, places express restrictions on the ability of overseas securities regulators to directly conduct investigations or collect evidence within the PRC. Under Article 177, no overseas securities regulator is permitted to conduct investigative or evidence collection activities in China directly. While further clarification and detailed implementing rules under Article 177 have yet to be promulgated, these legal restrictions may make it even more difficult for overseas securities regulators to obtain information necessary to protect investor interests or pursue enforcement actions against our company or related persons.

As a result, investors in our securities may experience greater difficulties in seeking remedies, pursuing shareholder claims, or protecting their interests in the event of disputes, regulatory investigations, or alleged misconduct occurring within China.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our Company is not a PRC resident enterprise for PRC tax purposes. However, there can be no assurance that the PRC tax authorities will take a view that is not contrary to our opinion. If our Company was considered as a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the Ordinary Shares, if such income is treated as sourced from within the PRC. Further to SAT Circular 82, the SAT issued Announcement of the State Administration of Taxation on Printing and Distributing the Administrative Measures for Income Tax on Chinese-controlled Resident Enterprises Incorporated Overseas (Trial Implementation) (the “SAT Bulletin 45”) on July 27, 2011, which took effect on September 1, 2011, to provide more guidance on the implementation of SAT Circular 82. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

We may undertake relevant obligations under PRC Tax laws with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. According to SAT Bulletin 7 the transfer of taxable assets through offshore transfer of a foreign intermediate holding company may need to pay taxes in accordance with relevant PRC laws. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We may undertake relevant obligations under PRC Tax laws as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our Company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our Company by investors who are non-PRC resident enterprises, our PRC Subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our Company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

It may be difficult to effect service of process upon our Directors or executive officers who reside in the PRC or to enforce against them in the PRC any judgements obtained from non-PRC courts.

The legal framework to which our Company is subject is materially different from the Companies Ordinance or corporate laws in other jurisdictions with respect to certain areas, including the protection of minority shareholders. However, according to the PRC company law, shareholders may commence a derivative action against the directors, supervisors, officers or any third party on behalf of a company under certain circumstances.

On July 14, 2006, Hong Kong and the PRC entered into the Arrangement on Reciprocal Recognition and Enforcement of Judgements in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region Pursuant to Choice of Court Agreements Between Parties Concerned (the “Judgements Arrangement”) subsequently promulgated on July 14, 2008 and effective on August 1, 2008, pursuant to which a party with a final court judgement rendered by a Hong Kong court requiring payment of money in a civil and commercial case according to a choice of court agreement in writing may apply for recognition and enforcement of the judgement in the PRC. Similarly, a party with a final judgement rendered by a PRC court requiring payment of money in a civil and commercial case pursuant to a choice of court agreement in writing may apply for recognition and enforcement of such judgement in Hong Kong. A choice of court agreement in writing is defined as any agreement in writing entered into between parties after the effective date of the Judgements Arrangement in which a Hong Kong court or a PRC court is expressly designated as the court having sole jurisdiction for the dispute. Therefore, it is not possible to enforce a judgement rendered by a Hong Kong court in the PRC if the parties in the dispute do not agree to enter into a choice of court agreement in writing. As a result, it may be difficult or impossible for investors to effect service of process against our assets or Directors in the PRC in order to seek recognition and enforcement of foreign judgements in the PRC.

In addition, on June 18, 1999, the Supreme People’s Court of the PRC and the Government of Hong Kong signed the Arrangement Concerning Mutual Enforcement of Arbitral Awards between the Mainland and Hong Kong Special Administrative Region (the “Arbitration Arrangement”) which came into effect on February, 1 2000. This Arbitration Arrangement, made in accordance with the spirit of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, was approved by the Supreme People’s Court of the PRC and the Hong Kong Legislative Council and became effective on February 1, 2000. Under the Arbitration Arrangement, awards that are made by the PRC arbitral authorities recognized under the Arbitration Ordinance of Hong Kong can be enforced in Hong Kong, and awards made by Hong Kong arbitral authorities are also enforceable in the PRC. However, so far as we are aware, there has not been any published report of judicial enforcement in the PRC by a holder of our Shares to enforce an arbitral award made by the PRC arbitral authorities or Hong Kong arbitral authorities, and there are uncertainties as to the outcome of any action brought in the PRC to enforce an arbitral award made in favor of a holder of Shares. Accordingly, we are unable to predict the outcome of any such action.

Some of our Directors and executive officers reside within the PRC. Most of our assets and substantially all of the assets of our Directors and executive officers are located within the PRC.

Furthermore, the PRC does not have treaties or agreements providing for the reciprocal recognition and enforcement of judgements awarded by courts of most western countries. Hence, the recognition and enforcement in the PRC of judgements of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Ongoing geopolitical tensions and global uncertainties may adversely affect our business, financial condition, and results of operations.

As a business with international operations, we are subject to risks arising from heightened geopolitical and economic tensions. Rivalries and sanctions between major world powers, most notably between the United States and China, as well as conflicts and instability in regions such as Ukraine, the Middle East, and elsewhere, have contributed to increased global uncertainty.

Geopolitical tensions can result in a variety of adverse effects, including economic instability, fluctuations in currency and financial markets, changes in regulatory and trade policies, and the imposition of tariffs or sanctions. Such events may disrupt our supply chain, reduce access to critical raw materials, impact our ability to conduct cross-border business, and weaken demand for our products and services. In addition, these tensions could lead to consumer boycotts, increased security and compliance costs, travel and visa restrictions, as well as delays or obstacles to entering or expanding in new international markets.

Restrictions on international trade and movement of capital may further hinder our ability to raise funds, make investments, and maintain efficient operations. Any escalation of geopolitical risks could have a material adverse impact on our business, financial condition, results of operations, and the value of your investment.

Risks Related to This Offering and the Class A Ordinary Shares

We plan to sell shares in this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our CEO, who will receive no commissions. She will offer the she to friends, family members, and business associates; however, there is no guarantee that she will be able to sell any of shares. Unless he is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plan.

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares. We intend to seek quotation of our Class A Ordinary Shares on the OTCID Market, which will require a market maker to file a Form 211 with FINRA on our behalf. We do not yet have a market maker that has agreed to sponsor such application, and there can be no assurance that our Class A Ordinary Shares will be quoted on the OTCID Market or that any market for our Class A Ordinary Shares will develop. If an active trading market for our Class A Ordinary Shares does not develop or is not sustained following this Offering, the market price and liquidity of our Class A Ordinary Shares could be materially and adversely affected.

Our Class A Ordinary Shares price may never trade at or above the price in this offering.

Stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A Ordinary Shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our Class A Ordinary Shares shortly following this offering. If the market price of our Class A Ordinary Shares after this offering does not ever exceed the Offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Additionally, the OTC market is a significantly more limited market than the Nasdaq Stock Market. Quotation of our Class A Ordinary Shares on the OTC market may result in a less liquid market for holders, could depress the trading price, and could have a long-term adverse impact on our ability to raise capital in the future.

The Offering price for our Class A Ordinary Shares may not reflect their actual value.

The price of our Class A Ordinary Shares may not be indicative of their actual value or any future market price for our securities. This price may not accurately reflect the value of the Class A Ordinary Shares or the value that potential investors will realize upon their disposition of Class A Ordinary Shares. The price does not necessarily bear any relationship to our assets, earnings, book value per share or other generally accepted criteria of value.

Our Class A Ordinary Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The Offering price for our Class A Ordinary Shares may vary from the market price of our Class A Ordinary Shares after this offering and the price for our Class A Ordinary Shares may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in results of operations;

●	actual or anticipated changes in our growth rate relative to our competitors, as well as announcements by us or our competitors of significant business developments, changes in relationships with our target customers, manufacturers or suppliers, acquisitions or expansion plans;

●	failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public, as well as variance in our financial performance from the expectations of market analysts;

●	issuance of new or updated research or reports by securities analysts;

●	share price and volume fluctuations attributable to inconsistent trading volume levels of our Class A Ordinary Shares;

●	additions or departures of key management or other personnel;

●	our involvement in litigation;

●	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technology;

●	announcement or expectation of additional debt or equity financing efforts;

●	sales of our Class A Ordinary Shares or other securities by us, our insiders or our other shareholders, or the perception that these sales may occur in the future;

●	the trading volume of our Class A Ordinary Shares;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets;

●	market conditions in our industry;

●	changes in the estimation of the future size and growth rate of our markets; and

●	general economic, market or political conditions in the United States or elsewhere.

These and other market and industry factors may cause the market price and demand for our Class A Ordinary Shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their Class A Ordinary Shares and may otherwise negatively affect the liquidity of our Class A Ordinary Shares. In addition, the stock market in general, and OTCID Market and emerging growth companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. Such broad market fluctuations, and other factors (such as variations in operating results, and changes in regulations affecting us and our industry) may adversely affect the market price of our Class A Ordinary Shares, if a market for them develops.

Certain companies that recently completed offerings with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Class A Ordinary Shares.

In addition to the risk addressed above in “— Our Class A Share price may be volatile, and you may lose all or part of your investment. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and Offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Class A Ordinary Shares. In addition, investors of our Class A Ordinary Shares may experience losses, which may be material, if the price of our Class A Ordinary Shares declines after this offering or if such investors purchase shares of our Class A Ordinary Shares prior to any price decline.

Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Class A Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares and understand the value thereof.

Volatility in our Class A Ordinary Share price may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation, which could result in substantial costs and liabilities and could divert management’s attention and resources.

If we fail to meet applicable listing requirements, OTCID may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Assuming our Class A Ordinary Shares are listed on OTCID, we cannot assure you that we will be able to meet the continued listing standards of OTCID in the future. If we fail to comply with the applicable listing standards and OTCID delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock”, which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our Class A Ordinary Shares become quoted on the OTCID Market, they would be treated as covered securities under NSMIA. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if our Class A Ordinary Shares are not quoted on the OTCID Market, or if we were no longer listed on OTCID, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because our Offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid per share by our existing shareholders for their Class A Ordinary Shares. As a result, you will experience immediate and substantial dilution of approximately US$[   ] per Class A Ordinary Share, representing the difference between the Offering price of US$[   ] per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share as of March 31, 2025 after giving effect to the net proceeds to us from this offering. In addition, you may experience further dilution to the extent that our Class A Ordinary Shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the Class A Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. Immediately after the completion of this offering, we will have [   ] Class A Ordinary Shares outstanding. All Class A Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our directors, executive officers, and holders of 5% or greater of our Ordinary Shares or securities exercisable for or convertible into our Ordinary Shares, have agreed not to sell our Ordinary Shares for a period ending six (6) months following the date of this prospectus. Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Class A Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our Class A Ordinary Shares.

As of March 31, 2025, our cash and cash equivalent was RMB2.61 million (approximately US$0.36 million). Immediately following the completion of this offering, we expect to receive net offering proceeds of approximately US$[ ], assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold. We intend to use these funds as set forth under the “Use of Proceeds” section. However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase the price of our Class A Ordinary Shares. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our Company and their interests may not be aligned with the interests of our other shareholders.

Upon the completion of this offering, Ms. Zhonghua Fu, our controlling shareholder and Ms. Zengyun Li, our Chief Financial Officer, will collectively own an aggregate of approximately [   ]% of the total voting power of our outstanding Class A Ordinary Shares assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold. As a result, they have substantial influence over our business, including significant corporate actions such as mergers, consolidations, election of directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of the Class A Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders, including those who purchase Class A Ordinary Shares in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the Class A Ordinary Shares due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of an exemption that allows us to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we will not be subject to the same new or revised accounting standards as other public companies that comply with the public company effective dates. We have also elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result of these elections, the information that we provide to our shareholders may be different than you might receive from other public reporting companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed in accordance with OTC market practices and applicable disclosure requirements. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, our corporate governance practices are primarily governed by the laws of the Cayman Islands, our memorandum and articles of association, and applicable U.S. federal securities laws. After this offering, we intend to seek quotation of our shares on the OTCID Market, which does not impose prescriptive corporate governance requirements comparable to those of Nasdaq. As a result, our corporate governance standards may differ significantly from those of companies listed on a national securities exchange, and may afford less protection to shareholders.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the U.S. and we fail to meet additional requirements necessary to maintain our foreign private issuer status. In the future, if we lose our foreign private issuer status as of the last date of our second fiscal quarter, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning on the following January 1, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon certain exemptions under U.S. federal securities laws that are available to foreign private issuers. As a U.S. public company quoted on OTCID that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may not be able to continue as a going concern.

We have prepared our combined financial statements on a going concern basis. However, our ability to continue as a going concern is subject to a number of risks, including potential operating losses, negative cash flows, and substantial indebtedness. If we are unable to maintain adequate liquidity, secure additional financing, or achieve sufficient profitability, there is a risk that we may not be able to continue our business operations as a going concern. Should this occur, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our Ordinary Shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

We have a dual class ordinary share structure. Our Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten (10) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Upon the completion of this Offering, Ms. Zhonghua Fu will beneficially own [*]% of our Class B Ordinary Shares assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold. These Class B Ordinary Shares will constitute approximately [    ]% of our total issued and outstanding share capital immediately after the completion of this Offering and approximately [    ]% of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this Offering due to the disparate voting powers associated with our dual-class share structure, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our Company and may reduce the price of our Class A Ordinary Shares.

To retain control of the outcome of matters requiring shareholder approval, the holder of the Class B Ordinary Shares must continue to hold a sufficient proportion of the outstanding shares so as to represent more than 50% of the combined voting power. Based on the current capitalization and the voting ratio, this will occur so long as the Class B shareholder retains ownership of at least approximately [*]% of the outstanding Ordinary Shares, which corresponds to retaining approximately 50% of the combined voting power, after giving effect to this Offering.

Future issuances of high-vote shares could dilute the voting power and economic interests of holders of our Class A Ordinary Shares and further entrench control.

Our amended and restated memorandum and articles of association authorize us to issue additional equity, which may include Class B Ordinary Shares or other equity or equity-linked securities with multiple or superior voting rights (“High-Vote Shares”). Subject to applicable law and stock exchange rules, our board of directors may issue High-Vote Shares in one or more transactions, for cash or non-cash consideration, and on terms it determines, without obtaining approval from holders of our Class A Ordinary Shares. We may issue High-Vote Shares in connection with future financings, acquisitions, strategic investments, stock splits or share dividends, recapitalizations or equity incentive awards, including issuances to our Controlling Shareholder, Ms. Zhonghua Fu, or her affiliates.

Any such issuance would be dilutive to holders of Class A Ordinary Shares in two ways. First, it would dilute your voting power. Because each Class B Ordinary Share carries 10 votes per share while each Class A Ordinary Share carries one vote per share, issuing additional High-Vote Shares would further reduce the relative voting power of Class A holders and could maintain or increase the voting power of the holders of Class B Ordinary Shares, thereby prolonging or further entrenching control over matters submitted to a shareholder vote. Second, it would dilute your economic interest by increasing the number of outstanding shares, which could reduce your proportional ownership, earnings per share and the market price of our Class A Ordinary Shares.

The possibility or occurrence of future issuances of High-Vote Shares may also discourage or prevent unsolicited acquisition proposals or other transactions that you may consider favorable, and could adversely affect the trading price of our Class A Ordinary Shares.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject United States investors in the Ordinary Shares to significant adverse U.S. federal income tax consequences.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “Certain United States Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

You are strongly urged to consult your tax advisors regarding the impact of our being a PFIC in any taxable year on your investment in our Class A Ordinary Shares as well as the application of the PFIC rules.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “potential,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	changes in political, social and economic conditions, the regulatory environment, laws and regulations and interpretation thereof in the jurisdictions where we conduct business or expect to conduct business;

●	the risk that we may be unable to realize our anticipated growth strategies and expected internal growth;

●	changes in the availability and cost of professional staff which we require to operate our business;

●	changes in customers’ preferences and needs;

●	changes in competitive conditions and our ability to compete under such conditions;

●	changes in our future capital needs and the availability of financing and capital to fund such needs;

●	changes in currency exchange rates or interest rates;

●	projections of revenue, profits, earnings, capital structure and other financial items;

●	changes in our plan to enter into certain new business sectors; and

●	other factors beyond our control.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

Our offering is being made on a self-underwritten basis: no minimum number of shares must be sold in order for the offering to proceed. The offering price per share is $[*]. The following table sets forth the uses of proceeds assuming the sale 100% of the securities offered for sale by the Company. There is no assurance that we will raise the full $[*] as anticipated.

We plan to use the net proceeds of this Offering in the following order of priority:

●	approximately 20% for research and development;

●	approximately 15% for expansion of sales and overseas business;

●	approximately 50% for renewal and expansion of production capacity equipment; and

●	the balance to fund for working capital and other general corporate purposes.

To the extent that our actual net proceeds is not sufficient to fund all of the proposed purposes, we will decrease our allocation of the net proceeds for the purposes set out above on a pro rata basis. We would anticipate raising additional capital through equity or debt financing sufficient to fund our proposed uses above.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business, and our plans and business conditions. The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management will have significant flexibility in applying and discretion to apply the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending deployment of the net proceeds for the uses described above, the funds may be placed in short-term deposits with financial institutions or used to invest in short-term money market instruments.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors” for further information.

DIVIDEND POLICY

We have no formal dividend policy. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our Class A Ordinary Shares is limited by various factors such as our future financial performance and bank covenants. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our board of directors may deem relevant.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to certain restrictions under Cayman Islands law. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Under Cayman Islands law, our Company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Other than the aforementioned statutory restriction, there is no further Cayman Islands statutory restriction on the amount of funds which may be distributed by us by dividend.

As we are a holding company, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our operating subsidiaries.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars.

As an exempted company, we are not subject to any income, withholding or capital gains taxes in the Cayman Islands. Our shareholders will not be subject to any income, withholding or capital gains taxes in the Cayman Islands with respect to their shares and dividends received on those shares, nor will they be subject to any estate or inheritance taxes in the Cayman Islands.

CAPITALIZATION

The following tables set forth our capitalization as of March 31, 2025:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the issuance and sale of [_______] Class A Ordinary Shares at an assumed initial public Offer Price of $[___] per Class A Ordinary Share, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold, after deducting the estimated offering expenses payable by us.

You should read the tables together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of March 31, 2025
	Actual		As Adjusted(1)
	RMB	USD	RMB	USD
Class A Ordinary Shares, $0.0001 par value, 450,000,000 shares authorized and Class B Ordinary Shares, $0.0001 par value, 50,000,000 shares authorized, 1,835,000 Class A Ordinary Shares and 8,560,000 Class B Ordinary Shares outstanding on an actual basis; and [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding on an as adjusted basis
Additional paid in capital
Statutory reserves
Retained earnings
Total shareholders’ equity
Total capitalization

(1)	Pro forma additional paid in capital reflects the net proceeds we expect to receive, after deducting expenses. We expect to receive net proceeds of approximately $[________] (offering proceeds of approximately $[________], less offering expenses of approximately $[________]). The Class A Ordinary Shares reflects the net proceeds we expect to receive, after deducting expenses.

PLAN OF DISTRIBUTION

We are offering [    ] Class A Ordinary Shares of Chromarie Cayman, at a fixed price of $[*] per share. This Offering is being conducted on a self-underwritten, best efforts basis, and there is no minimum number of Class A Ordinary Shares that must be sold for the Offering to proceed.

The Offering will commence at or shortly after the date on which the registration statement of which this prospectus forms a part is declared effective and will be conducted on a continuous basis at a fixed price. The Offering will continue until the earlier of (i) 270 days after the effective date of this prospectus, (ii) the date on which all Class A Ordinary Shares offered hereby are sold, or (iii) the date on which our board of directors determines that it is in our best interests to terminate the offering. We may accept subscriptions and complete sales of Class A Ordinary Shares from time to time during the offering period through one or more rolling closings, and we will receive the proceeds from any shares sold at each such closing.

This is a self-underwritten offering, and Ms. Zhonghua Fu, our Chairperson of the Board, Director, and Chief Executive Officer of the Company, will sell the shares directly to family, friends, business associates and acquaintances, with no commission or other remuneration payable to her for any shares she may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. In offering the securities on our behalf, she will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. Ms. Fu will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions, as noted herein, under which a person associated with an Issuer may participate in the offering of the Issuer’s securities and not be deemed to be a broker-dealer:

1.	Ms. Zhonghua Fu, our Chairperson of the Board, Director, and Chief Executive Officer of the Company, is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation;

2.	Ms. Fu will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

3.	Ms. Fu is not, nor will she be at the time of her participation in the offering, an associated person of a broker dealer; and

4.	Ms. Fu meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily perform, or intend primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) she is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any issuer more than once every twelve months.

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA must approve the terms of the underwriting compensation before the broker-dealer may participate in the offering.

To the extent required under the Securities Act, a post-effective amendment to this registration statement will be filed disclosing the name of any broker-dealers, the number of shares of common stock involved, the price at which the common stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and other facts material to the transaction.

We are subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and a distribution participant under Regulation M. All of the foregoing may affect the marketability of the Class A Ordinary Shares.

Investor subscription funds will be paid directly to us and will not be deposited into an escrow account. There is no minimum purchase requirement for investors in this Offering. Although we may conduct one or more rolling closings and will issue the corresponding Class A Ordinary Shares only upon acceptance of a subscription and completion of a closing, investor funds will not be held by a third party pending such acceptance or closing. If a subscription is not accepted or is withdrawn prior to acceptance, we will be required to return the applicable funds directly to the investor without interest and without deduction; however, there can be no assurance as to the timing of any such return.

The offering will be conducted pursuant to a form of Share Purchase Agreement to be filed as an exhibit to this registration statement. The agreement provides, among other customary terms, that each investor agrees to purchase, and we agree to issue and sell, a specified number of Class A Ordinary Shares at the public offering price, subject to our acceptance of the subscription. We make customary representations and warranties regarding organization, authorization, valid issuance of the shares, capitalization, and the accuracy of disclosure in this prospectus, and we covenant to apply the proceeds as described under “Use of Proceeds.” The agreement permits us to accept or reject any subscription in whole or in part and provides that no sale is complete until we countersign and a closing occurs. Because investor funds are paid directly to us and are not held in escrow, investors will bear the risk that funds are used by us prior to acceptance of their subscription or completion of a closing, and investors will rely solely on our obligation to return funds for subscriptions that are not accepted or are withdrawn prior to acceptance.

All expenses of the registration statement including, but not limited to, legal, accounting, printing and mailing fees will be borne by us.

DETERMINATION OF OFFERING PRICE

The public offering price for the Class A Ordinary Shares was determined by us after considering a number of qualitative and quantitative factors, including: our recent operating results, financial condition and cash runway; our net tangible book value per share and the dilution to new investors; the prices and terms of previous issuances of our equity securities; and our capital needs and strategic objectives.

The offering price was not determined by reference to our assets, book value, earnings, or other established criteria for valuing a privately held company. You should not assume that the offering price necessarily indicates the market price at which the shares will trade after the offering.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offer price per share and our net tangible book value per share after this offering. Dilution results from the fact that the initial public offer price per share is substantially in excess of the book value per share attributable to the existing Shareholders for our presently outstanding shares.

Net tangible book value represents the amount of our total assets, excluding goodwill and other intangible assets, less our total liabilities. Our net tangible book value as of March 31, 2025 was approximately US$[   ], or approximately US$[   ] per ordinary share.

After giving effect to the issuance and sale of [_________] Class A Ordinary Shares in this offering at an initial public offer price of US$[____] per Class A Ordinary Share (assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold), and after deducting estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been US$[____] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of approximately US$[__________] to existing shareholders and an immediate dilution in net tangible book value of US$[____] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The following table illustrates such dilution:

Per Class A Ordinary Share
Initial public offer price	$
Net tangible book value as of March 31, 2025	$
Pro forma net tangible book value after giving effect to this offering	$
Amount of dilution in net tangible book value to investors in this offering	$

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2025, the total number of Class A Ordinary Shares purchased from us, the total cash consideration paid to us, and the average price per Class A Ordinary share paid by existing shareholders and by investors in this offering. The table below reflects an assumed Offering price of US$[____] per Class A Ordinary Share (assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold), for Class A Ordinary Shares purchased in this offering and excludes estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	%	US$	%	US$
Existing Shareholders
Investors in this offering
Total		100		100

The dilution information in this section is presented for illustrative purposes only. Our as adjusted net tangible book value following the consummation of this offering is subject to adjustment based on the actual Offering price of our Class A Ordinary Shares, the number of Shares sold, including whether fewer than the maximum number of Shares are sold in this self-underwritten, best-efforts Offering, and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our results of operations and financial condition in conjunction with the section entitled “Selected Combined and consolidated Financial and Operating Data” and our combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and elsewhere in this prospectus.

Overview

We are a high-tech fine chemical enterprise specializing in the research, development, production, and sales of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Established in 2004 and headquartered in Nanyang, Henan Province, China, we are one of the earliest domestic producers in the industry, with nearly two decades of manufacturing experience and a growing global customer footprint.

As of September 30, 2025, we offer a comprehensive and diversified product portfolio consisting of 13 major pigment series and more than 600 SKUs. Our key offerings include the Synthetic Crystal Series, Diamond Loong Series, 3D Magnetic Conductive Series, Iridescent Series, and Super Chameleon Series, which are widely used in coatings, plastics, rubber, inks, printing and dyeing, leather, paper, and cosmetics. Our pigments are formulated to deliver functional properties such as color-shifting, UV shielding, electromagnetic interference (EMI) responsiveness, and visual brilliance, and are engineered to comply with international safety and environmental standards.

As of September 30, 2025, our manufacturing infrastructure consisted of a vertically integrated facility covering approximately 36,300 square meters, equipped with two fully automated production lines and a rated annual capacity of 3,000 metric tons for wet-ground mica powders and pearlescent pigments. We have implemented smart manufacturing protocols, including automated dosing, real-time process monitoring, and a closed-loop water purification system. Our operations are certified under ISO 9001 (Quality Management), ISO 14001 (Environmental Management), SGS product safety standards, and EU REACH regulations.

On October 28, 2024, we were officially recognized as a High-Tech Enterprise (Certificate number: GR202441001560, currently valid until October 27, 2027) by the Office of the Leading Group for the Administration of the Recognition of High and New Technology Enterprises. Headquartered in Nanyang, Henan Province, the company specializes in the research, development and manufacturing of advanced materials and holds multiple patents and technology qualifications. This certification serves as an authoritative acknowledgement of the company’s technological innovation and R&D capabilities.

Our R&D framework is anchored by a dedicated in-house Technology R&D Centre and technical collaborations with the academic and research institutions in the field of non-metallic mineral materials, such as Nanyang Institute of Technology, South China University of Technology and Institute of Metal Research, Chinese Academy of Sciences. As of the date of the prospectus, we had 31 registered patents in China, covering critical production techniques and pigment formulations, covering core areas such as surface treatment of pearlescent pigments, optical layering design, and synthetic mica crystallization. We believe these capabilities allow us to develop highly customized, performance-driven pigment solutions tailored to emerging applications, including sustainable plastics, eco-friendly cosmetics, smart coatings, and humanoid robot.

Our international expansion began in 2007, and our end users are geographically diversified, with our products being resold by customers in over 80 countries and regions, covering markets in Asia, Europe, the Americas, Africa, and the Middle East since then. Our export qualification is supported by regulatory certifications, multilingual catalogues, and the ability to provide services for global clients. We have participated in overseas exhibitions and gradually built long-term relationships with distributors and industrial end-users. Our end users base includes companies in the automotive coatings, decorative packaging, 3C electronics, and personal care product industries.

Looking ahead, we aim to further expand our presence in strategic global markets, including Southeast Asia, the Middle East, and America, while continuing to invest in product innovation, intelligent manufacturing, and ESG-aligned operations. We believe our integrated production platform, technical know-how, quality management system, and customer-centric approach enable us to remain a trusted, competitive provider in the global pearlescent pigment value chain.

Key Factors Affecting Our Results of Operations

As a competitive global supplier in the pearlescent pigment industry, supported by our vertically integrated R&D team and production platform, REACH-compliant product lines, and longstanding international customer relationships, we believe that the following are our key competitive strengths contributing to our growth and, on a combined and consolidated basis, differentiating us from our competitors:

Pioneer in pearlescent pigments with over two decades of experience

We are one of the earliest domestic manufacturers in China to specialize in the development and production of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Since our founding in 2004, we have evolved from a regional pigment supplier to a certified producer with broad product coverage and strong brand recognition. Our early market entry and accumulated technical know-how have enabled us to continuously innovate and scale efficiently.

Integrated capabilities across the full value chain of pearlescent pigment manufacturing

We possess in-house capabilities spanning the research, development, production, and sale of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Our fully integrated operations—supported by proprietary process know-how, automated manufacturing lines, and real-time quality control systems—enable us to ensure product consistency, operational efficiency, and delivery reliability. We believe this vertical integration enhances responsiveness and strengthens our competitive advantage, particularly in customized orders.

Comprehensive product portfolio with broad industry applicability

Our portfolio includes 13 major product series with over 600 pigment SKUs spanning a variety of particle morphologies, optical characteristics, and application-specific functionalities. These products are used in diverse sectors including paints and coatings, plastics, cosmetics, inks, rubber, leather, and paper. We believe our extensive catalogue and ability to fine-tune particle coatings, luster intensity, and dispersibility help us meet both functional and aesthetic demands of industrial and consumer product manufacturers.

Differentiated proprietary technologies with long-standing R&D investment

We have developed proprietary surface treatment and optical layering processes that allow our pigments to exhibit enhanced shimmer, color depth, thermal stability, and substrate compatibility. As of the date of the prospectus, we had 31 registered patents in China, covering critical production techniques and pigment formulations, synthetic mica crystallization, titanium oxide encapsulation, and 3D magnetic pigment construction. Our in-house R&D Centre, in collaboration with academic and research institutions in the field of non-metallic mineral materials, such as Nanyang Institute of Technology in China, supports advanced materials R&D across pigment systems, coating chemistry, and processing automation. We believe our differentiated innovation capabilities allow us to respond quickly to emerging performance standards and develop higher-margin products for premium applications.

Commitment to customer success through customized solutions and technical support

We aim to deliver not only products but also application value. Our dedicated technical support team offers pigment compatibility guidance, formulation testing, and post-sale optimization services. This solution-oriented approach has contributed to high customer retention and growing repeat order volume, especially in the automotive, color cosmetics, and decorative plastics segments.

Growing brand recognition in domestic and international markets

Since 2005, our brand has been recognized in Henan’s specialty pigments industry for its reliability, innovation, and export orientation. Our growing presence in over 80 countries and regions, supported by international certifications such as ISO 9001, ISO 14001, REACH, U.S. FDA, has elevated brand trust and visibility among distributors, formulators, and industrial manufacturers. We also actively participate in global trade exhibitions and publish technical literature in multiple languages to support brand building and customer education. We believe that our track record, product performance, and technical credibility contribute to increasing brand awareness and preference in key markets.

Disciplined growth strategy guided by experienced leadership

Our founder-led management team brings over 20 years of experience in pigment science, manufacturing operations, and global marketing. Under their leadership, we have pursued disciplined, high-standard development with a focus on capacity expansion, sustainable production, and global channel development. We believe our stable management, technical depth, and market orientation form a strong foundation for scalable and sustainable growth.

Visionary founders and an experienced management team

Our management team brings decades of experience in pigment chemistry, manufacturing operations, and international trade. Under the leadership of Ms. Zhonghua Fu (Founder and General Manager) and Ms. Zengyun Li (Chief Financial Officer), we have built a vertically integrated manufacturing platform and a growing international presence. Their combined and consolidated expertise in materials science, production management, and financial oversight has enabled us to pursue disciplined growth, product innovation, and global market expansion.

Key Components of Results of Operations for the Six Months ended September 30, 2025 and 2024

The following table summarizes our results of operations for the six months ended September 30, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods:

	For the six months ended September 30,		Change
	2025	2024	Amount	%
Revenues	$5,089,368	$2,701,799	$2,387,569	88.37
Cost of revenues	(4,103,431)	(1,712,223)	(2,391,208)	139.66
Gross profit	985,937	989,576	(3,639)	(0.37)
Operating expenses:
Selling expenses	(146,510)	(137,690)	8,820	6.41
General and administrative expenses	(259,948)	(220,458)	39,490	17.91
Research and development expenses	(212,674)	(171,444)	41,230	24.05
Total operating expenses	(619,132)	(529,592)	89,540	16.91
Income from operations	366,805	459,984	(93,179)	20.26
Other (expenses) income:
Interest income	596	580	16	2.76
Interest expense	(43,266)	(52,434)	(9,168)	(17.48)
Other income, net	14,898	36,903	(22,005)	(59.63)
Exchange gain	9,135	28,304	(19,169)	(67.73)
Total other (expenses) income, net	(18,637)	13,353	(31,990)	(239.57)
Income before income tax	348,168	473,337	(125,169)	(26.44)
Income tax expense	-	-	-	-
Net income	$348,168	$473,337	$(125,169)	(26.44)

Net Revenues

Our revenue is reported net of all value added taxes (“VAT”). Our revenue is primarily derived from the sales of pearlescent pigments, powder coatings, and industrial intermediates.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the six months ended September 30,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Revenue from sales of pearlescent pigments	$2,775,848	54.54	$2,503,165	92.65	$272,683	10.89
Revenue from sales of industrial intermediates	2,226,203	43.74	101,341	3.75	2,124,862	2096.74
Revenue from sales of powder coatings	87,317	1.72	97,293	3.60	(9,976)	(10.25)
Total revenues	$5,089,368	100.00	$2,701,799	100.00	$2,387,569	88.37

Compared to the six months ended September 30, 2024, our net revenue for the six months ended September 30, 2025, increased by approximately $2.39 million, representing a growth of approximately 88.37%. This growth was primarily driven by the following factors:

(i)	Pearlescent Pigments: Sales of pearlescent pigments increased by approximately $0.28 million. This growth was primarily attributable to our continued strategic reduction in the selling prices of key products. These adjustments were implemented to enhance market penetration and expand market share, ultimately leading to an overall increase in sales volume.

(ii)	Industrial Intermediate Products: Sales in this segment increased by approximately $2.21 million, largely due to a strategic shift in sales approach. The establishment of our subsidiary, Henan Hongbang, in August 2024 introduced new business activities focused on the sale of industrial intermediate products, contributing significantly to this growth.

(iii)	Powder Coatings: Sales of powder coatings decreased by $0.01 million, a relatively modest decline, primarily because the Company reduced sales of low-priced products in order to establish a high-quality image for its products, resulting in reduced sales volume.

Cost of Revenues

Our cost of revenue consists primarily of (i) costs of raw materials, (ii) sales tax and additions, (iii) labor costs, (iv) production overhead, and (v) other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the six months ended September 30,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Cost from sales of pearlescent pigments	$1,804,716	43.98	$1,547,516	90.38	$257,200	16.62
Cost from sales of industrial intermediates	2,223,809	54.19	79,092	4.62	2,144,717	2711.67
Cost from sales of powder coatings	74,906	1.83	85,615	5.00	(10,709)	(12.51)
Total cost of revenues	$4,103,431	100.00	$1,712,223	100.00	$2,391,208	139.66

Our cost of revenue increased by 139.66%, from approximately $1.71 million for the six months ended September 30, 2024, to approximately $4.10 million for the six months ended September 30, 2025. This increase was primarily driven by: (i) higher consumption of materials for equipment and workshop maintenance; (ii) our business expansion and sales growth; and (iii) the cost structure characteristics of our new business segment industrial intermediate products, which has a relatively lower gross profit margin. As revenue from this segment accounted for a larger proportion of total revenue, it structurally pushed up our overall cost of revenue.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the six months ended September 30, 2025 and 2024, our gross profit was approximately $0.99 million and $0.99 million, respectively, and our gross profit margins were approximately 19.37% and 36.63%, respectively.

The following table sets forth our gross profit and gross profit margin for the years indicated.

	For the six months ended September 30,
	2025		2024		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Sales of pearlescent pigments	$971,132	34.99	$955,649	38.18	$15,483	(3.19)
Sales of industrial intermediates	2,394	0.11	22,249	21.95	(19,855)	(21.84)
Sales of powder coatings	12,411	14.21	11,678	12.00	733	2.21
Total	$985,937	19.37%	$989,576	36.63%	$(3,639)	(17.26)

Compared to the six months ended September 30, 2024, gross profit for the six months ended September 30, 2025 decreased by approximately $3,639, or 17.26%. However, gross profit margin declined from 36.63% to 19.37%, primarily due to the following factors:

(i)	Pearlescent Pigments: Gross profit from pearlescent pigment sales increased by approximately $0.02 million, while the gross margin decreased by 3.19%. This outcome resulted from two combined and consolidated factors: increased sales volume, which reduced average unit costs due to economies of scale, and a strategic reduction in the selling price of pearl pigments, which exerted downward pressure on the margin.

(ii)	Industrial Intermediates: Gross profit from industrial intermediates decreased by $0.02 million, with gross margin decreased by 21.84%. The reason is that for the six months ended September 30, 2024, the Company sold only one type of industrial intermediate—natural mica powder—while for the six months ended September 30, 2025, the new product launched by the Company—titanium products—accounted for 100% of total industrial intermediate sales. This new product had a relatively low gross margin as the Company sought to penetrate the market, resulting in lower profitability and significantly dragging down the overall gross margin for this segment.

(iii)	Powder Coatings: Gross profit from powder coatings increased by approximately $733, while gross margin increased by 2.21%. This improvement was primarily attributable to a slight enhancement in production efficiency. Powder coatings is our emerging product line, where production technology is not yet fully mature and sales volume remains limited, resulting in modest profitability. The production process for powder coatings is still in its initial phase, characterized by inefficiencies in material handling and higher material consumption; therefore, large-scale sales have not yet been achieved.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the Six Months ended September 30, 2025 and 2024.

	For the six months ended September 30,
	2025		2024		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	146,510	2.88	137,690	5.10	8,820	6.41
General and administrative expenses	259,948	5.11	220,458	8.16	39,490	17.91
Research and development expenses	212,674	4.18	171,444	6.35	41,230	24.05
Total operating expenses	$619,132	12.17	$529,592	19.60	$89,540	16.91

Selling expenses

Selling expenses primarily comprise (i) freight charges, (ii) exhibition and trade show costs, (iii) salaries and benefits for sales and marketing personnel, (iv) port charges, (v) sales commissions, (vi) travel expenses for sales and marketing staff, and (vii) other miscellaneous expenses, such as office supplies and business entertainment costs.

Our Selling expenses increased by $0.01 million, or 6.41%, to $0.15 million for the six months ended September 30, 2025 from $0.14 million for the six months ended September 30, 2024. The increase was primarily attributable to a $0.01 million rise in freight charges associated with revenue growth during the six months ended September 30, 2025.

General and administrative expenses

General and administrative expenses primarily comprise (i) salaries and benefits for management personnel of operating entities, (ii) business and office operating expenses, (iii) depreciation and amortization expenses, (iv) Professional service fee, and (v) other expenses, which mainly include business entertainment, vehicle usage, travel, and other miscellaneous costs incurred for administrative purposes.

Our General and administrative expenses increased by $0.04 million, or 17.91%, to $0.26 for the six months ended September 30, 2025 from $0.22 million for the six months ended September 30, 2024. This increase was primarily attributable to: (i) an increase of approximately $0.03 million in professional service fees incurred in connection with the IPO; and (ii) an increase of approximately $0.01 million in depreciation expenses, mainly resulting from the acquisition of fixed assets during fiscal 2025.

Research and development expenses

Research and development expenses mainly comprise costs of materials used for experiments, employee salaries and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses increased by $0.04 million, or 24.05%, to $0.21 million for the six months ended September 30, 2025 from $0.17 million for the six months ended September 30, 2024. This increase was primarily attributable to higher consumption of raw materials for R&D projects, as we expanded our experimental trials for new pearlescent pigment formulations and powder coating technologies to enhance product performance and meet evolving customer demands, reflecting our intensified efforts in product innovation and process optimization.

Other (expenses) income

Other (expenses) income primarily consists of (i) interest income on bank deposits and interest expenses on short-term bank borrowings, (ii) government subsidies granted by PRC local authorities to incentivize business growth and expansion, and (iii) foreign exchange gains or losses.

Other (expenses) income decreased by 0.03 million, or 239.57%, to (0.02) million for the six months ended September 30, 2025 from $0.01 million for the six months ended September 30, 2024. This decrease was primarily attributable to a donation expense of $0.02 million paid by the Company in July 2025.

Net income

As a result of the foregoing, our net income decreased by 26.44%, from approximately $0.47 million for the six months ended September 30, 2024, to approximately $0.35 million six months ended September 30, 2025.

Key Components of Results of Operations for the Years Ended March 31, 2025 and 2024

The following table sets forth a summary of our combined and consolidated results of operations for the years indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any year are not necessarily indicative of the results that may be expected for any future period.

	For the fiscal years ended March 31,		Change
	2025	2024	Amount	%
Revenues	$7,722,510	$4,885,916	$2,836,594	58.06
Cost of revenues	(5,610,148)	(3,160,175)	(2,449,973)	77.53
Gross profit	2,112,362	1,725,741	386,621	22.40
Operating expenses:
Selling expenses	(291,977)	(333,387)	41,410	(12.42)
General and administrative expenses	(507,280)	(379,170)	(128,110)	33.79
Research and development expenses	(287,922)	(375,241)	87,319	(23.27)
Total operating expenses	(1,087,179)	(1,087,798)	619	(0.06)
Income from operations	1,025,183	637,943	387,240	60.70
Other income (Expenses):
Interest income	1,050	396	654	165.15
Interest expense	(98,464)	(33,396)	(65,068)	194.84
Other income, net	303,103	53,004	250,099	471.85
Other expense, net	(50,322)	(21,910)	(28,412)	129.68
Exchange gain	50,414	17,738	32,676	184.21
Total other income, net	205,781	15,832	189,949	1,199.78
Income before income tax	1,230,964	653,775	577,189	88.29
Income tax expense	-	-	-	-
Net income	$1,230,964	$653,775	$577,189	88.29

Net Revenues

Our revenue is reported net of all value added taxes (“VAT”). Our revenue is primarily derived from the sales of pearlescent pigments, powder coatings, and industrial intermediates.

The following table sets forth the breakdown of our revenue by category for the periods indicated.

	For the fiscal years ended March 31,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Revenue from sales of pearlescent pigments	$5,640,808	73.05	$4,489,788	91.89	$1,151,020	25.64
Revenue from sales of industrial intermediates	1,945,522	25.19	198,128	4.06	1,747,394	881.95
Revenue from sales of powder coatings	136,180	1.76	198,000	4.05	(61,820)	(31.22)
Total revenues	$7,722,510	100.00	$4,885,916	100.00	$2,836,594	58.06

Compared to the fiscal year ended March 31, 2024, our net revenue for the fiscal year ended March 31, 2025, increased by approximately $2.84 million, representing a growth of approximately 58.06%. This improvement was primarily driven by the following factors:

(i)	Pearlescent Pigments: Sales of pearlescent pigments rose by approximately $1.15 million. This growth was mainly attributable to a strategic reduction in the selling prices of key products—specifically, natural mica-based, synthetic mica-based, and glass-based pigments—by approximately 1%, 12%, and 20%, respectively. These adjustments were implemented to enhance market penetration and expand market share, ultimately leading to an overall increase in sales volume.

(ii)	Industrial Intermediate Products: Sales in this segment increased by approximately $1.75 million, largely due to a strategic shift in sales approach. The establishment of our subsidiary, Henan Hongbang, in August 2024 introduced new business activities focused on the sale of industrial intermediate products, contributing significantly to this growth.

(iii)	Powder Coatings: Sales of powder coatings declined by $61,820, a relatively modest decrease, primarily due to reduced purchase volumes from the segment’s largest customer, which began producing powder coatings in-house.

Cost of Revenues

Our cost of revenue consists primarily of (i) costs of raw materials, (ii) sales tax and additions, (iii) labor costs, (iv) production overhead, and (v) other costs related to the business operation.

The following table sets forth the breakdown of our cost of revenue by category for the periods indicated.

	For the fiscal years ended March 31,
	2025		2024		Changes
	Amount	%	Amount	%	Amount	%
Cost from sales of pearlescent pigments	$3,528,595	62.90	$2,771,782	87.71	$756,813	27.30
Cost from sales of industrial intermediates	1,936,049	34.51	126,654	4.01	1,809,395	1,428.61
Cost from sales of powder coatings	145,504	2.59	261,739	8.28	(116,235)	(44.41)
Total cost of revenues	$5,610,148	100.00	$3,160,175	100.00	$2,449,973	77.53

Our cost of revenue increased by 77.53%, from approximately $3.16 million for the year ended March 31, 2024, to approximately $5.61 million for the year ended March 31, 2025. This increase was primarily driven by (i) higher consumption of materials for equipment and workshop maintenance, and (ii) our business expansion and sales growth.

Gross profit and gross profit margin

Gross profit represents our revenue less cost of sales. Our gross profit margin represents our gross profit as a percentage of our revenue. For the years ended March 31, 2025 and 2024, our gross profit was approximately $2.11 million and $1.73 million, respectively, and our gross profit margins were approximately 27.35% and 35.32%, respectively.

The following table sets forth our gross profit and gross profit margin for the years indicated.

	For the fiscal years ended March 31,
	2025		2024		Changes
	Gross profit	Gross profit margin	Gross profit	Gross profit margin	Gross profit
	Amount	%	Amount	%	Amount	%
Sales of pearlescent pigments	$2,112,213	37.45	$1,718,006	38.26	$394,207	(0.81)
Sales of industrial intermediates	9,473	0.49	71,474	36.07	(62,001)	(35.58)
Sales of powder coatings	(9,324)	(6.85)	(63,739)	(32.19)	54,415	25.34
Total	$2,112,362	27.35	$1,725,741	35.32	$386,621	(7.97)

Compared to the year ended March 31, 2024, the gross profit for the year ended March 31, 2025 increased by approximately $0.39 million, or 22.40%. However, the gross profit margin declined from 35.32% to 27.35%, primarily due to the following factors:

(i)	Pearlescent Pigments: Gross profit from pearlescent pigment sales increased by approximately $0.39 million, while the gross margin decreased by 0.81%. This outcome resulted from two combined and consolidated factors: increased sales volume, which reduced average unit costs due to economies of scale, and a strategic reduction in the selling price of pearl pigments, which exerted downward pressure on the margin.

(ii)	Industrial Intermediates: Gross profit from industrial intermediates decreased by $61,999, with the gross margin falling by 35.58%. The reason is that in fiscal 2024, the company sold only one type of industrial intermediate—natural mica powder, while in fiscal 2025, two new products were introduced: titanium products and processed ore products, which accounted for 85% and 9% of total industrial intermediate sales, respectively. These new products had relatively low gross margins, which significantly dragged down the overall margin for this segment.

(iii)	Powder Coatings: Gross profit from powder coatings increased by approximately $54,415, and the gross margin rose by 25.34%. Powder coatings is our emerging product, where production technology is not yet fully mature and sales volume remains limited, resulting in modest profitability. In fiscal 2024, the powder coating production process was in its initial phase, characterized by inefficiencies in material handling and higher material consumption, leading to a notable discrepancy compared with the improved performance in fiscal 2025.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended March 31, 2025 and 2024.

	For the fiscal years ended March 31,
	2025		2024		Changes
	Amount	% of revenues	Amount	% of revenues	Amount	%
Selling expenses	291,977	3.78	333,387	6.82	(41,410)	(12.42)
General and administrative expenses	507,280	6.57	379,170	7.76	128,110	33.79
Research and development expenses	287,922	3.73	375,241	7.68	(87,319)	(23.27)
Total operating expenses	$1,087,179	14.08	$1,087,798	22.26	$(619)	(0.06)

Selling expenses

Selling expenses primarily comprise (i) freight charges, (ii) exhibition and trade show costs, (iii) salaries and benefits for sales and marketing personnel, (iv) port charges, (v) sales commissions, (vi) travel expenses for sales and marketing staff, and (vii) other miscellaneous expenses, such as office supplies and business entertainment costs.

Our selling expenses decreased by 12.42%, from approximately $0.33 million for the year ended March 31, 2024, to $0.29 million for the year ended March 31, 2025. This reduction was primarily driven by: (i) a decrease in salaries for sales and marketing staff of approximately $33.55 thousand, following the resignation of our former general sales manager; (ii) a decrease in office expenses of approximately $20.60 thousand, largely due to reduced spending on services such as inspection and maintenance; partially offset by (iii) an increase in exhibition expenses of approximately $10.24 thousand, reflecting our increased focus on marketing strategy and active participation in exhibitions to promote our products to potential customers.

General and administrative expenses

General and administrative expenses primarily comprise (i) salaries and benefits for management personnel of operating entities, (ii) business and office operating expenses, (iii) depreciation and amortization expenses, and (iv) other expenses, which mainly include business entertainment, vehicle usage, travel, and other miscellaneous costs incurred for administrative purposes.

Our general and administrative expenses increased by 33.79%, from approximately $0.38 million for the year ended March 31, 2024, to $0.51 million for the year ended March 31, 2025. This increase was primarily attributable to: (i) a rise in office expenses of approximately $80.19 thousand, mainly resulting from higher spending on office supplies, computer consumables, and landline telephone charges; (ii) an increase in depreciation expense of approximately $20.33 thousand, largely resulting from the acquisition of fixed assets during fiscal 2025.

Research and development expenses

Research and development expenses mainly comprise costs of materials used for experiments, employee salaries and welfare expenses, and depreciation expenses related to research and development activities.

Our research and development expenses decreased by 23.27% from approximately $0.38 million for the year ended March 31, 2025, to approximately $0.29 million for the year ended March 31, 2024, which was primarily due to a decrease in the raw materials required for R&D projects in fiscal 2025.

Other income (expenses)

Other income (expenses) primarily consists of (i) interest income on bank deposits and interest expenses on short-term bank borrowings, (ii) government subsidies granted by PRC local authorities to incentivize business growth and expansion, (iii) losses or gains resulting from the disposal of fixed assets, and (iv) foreign exchange gains or losses.

Our other income increased by $0.25 million, reaching $0.30 million for the year ended March 31, 2025. This growth was primarily attributable to an increase in government subsidies received during the period. One significant grant is the subsidy provided by the government to strengthen support for equipment renewal and technological transformation in key industrial sectors. The Wancheng District Government of Henan Province selected Henan Lingbao under the “Special Fund for the R&D and Industrialization of Pearlescent Pigment Technology” project. Based on the proposed transformation content submitted by Henan Lingbao (including the phasing out of 48 sets of outdated equipment, the renewal of 23 sets of existing equipment, and the supporting construction of a pearlescent pigment R&D center, among other initiatives), a grant of approximately RMB1.03 million (US$0.14 million) was allocated. This grant is subject to significant terms and conditions, including: (i) completion of the approved projects within the government-specified timeframe; (ii) the Company's commitment to phasing out 48 sets of outdated equipment, renewing 23 sets of existing equipment, and constructing a pearlescent pigment R&D center; (iii) no recapture with potential termination of future disbursements for non-compliance.

Income tax expenses

Cayman Islands and British Virgin Islands (the “BVI”)

We are incorporated in the Cayman Islands and our wholly own subsidiary is incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands or the BVI.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. From year of assessment of 2018/2019 onwards, Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000.

PRC

Generally, under the Enterprise Income Tax (“EIT”) Law of PRC, PRC enterprises are subject to a uniform 25% enterprise income tax rate, while preferential tax rates, tax holidays, and tax exemptions may be granted on a case-by-case basis.

In addition, the EIT law grants preferential tax treatment to a High and New Technology Enterprise (“HNTE”), if the enterprise meets the requirements by local government and maintains the HNTE status by re-applying every three years. Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%.

For the fiscal years ended March 31, 2024 and 2025, Henan Lingbao New Material Technology Co., Ltd. qualified as a HNTE and was entitled to a preferential corporate income tax rate of 15%.

Due to the availability of prior-year tax losses, no income tax expense was recognized for the fiscal years ended March 31, 2025 and 2024.

Net income

As a result of the foregoing, our net income increased by 88.29%, from approximately $0.65 million for the year ended March 31, 2024, to approximately $1.23 million for the year ended March 31, 2025.

Liquidity and Capital Resources

As of September 30, 2025 and March 31, 2025, we had $0.10 million and $0.36 million in cash, respectively. Our cash primarily consists of cash in the bank. Our principal source of cash came from our operations and bank loans. Most of our cash resources were used to pay for the raw materials, property plant, and equipment, and operating expenses. Currently, we are working to increase our liquidity and capital sources primarily through cash flows from business operations, debt financing, and financial support from our principal shareholder or external investors. Since our current and anticipated future sources of liquidity are insufficient to fund our future business activities, we may be required to seek additional equity or debt financing. The sales of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations, and the instruments governing such debt could impose operating and financing covenants that could restrict our operations. There can be no assurances that we will be able to raise additional capital. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Indebtedness. As of September 30, 2025 and March 31, 2025, we had short-term bank loans of approximately $2.46 million and $3.10 million, respectively. Besides these loans, we did not have any other debts, finance leases or purchase commitments, guarantees, or other material contingent liabilities.

Off-Balance Sheet Arrangements. We do not enter into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. Furthermore, we do not have any retained or contingent interests in assets transferred to an uncombined and consolidated entity that serves as credit, liquidity, or market risk support to such entity. Moreover, we do not have any variable interests in any uncombined entity that we provide financing, liquidity, market risk, or credit support to or engages in hedging or research and development services with us.

Capital Resources. The primary drivers and material factors impacting our liquidity and capital resources include our ability to generate sufficient cash flows from our operations and renew commercial bank loans, as well as receive proceeds from equity and debt financing, to ensure our future growth and expansion plans.

Working Capital. Total working capital as of September 30, 2025 increased to $1.32 million, compared to approximately negative $0.10 million as of March 31, 2025. The increase in working capital was primarily attributable to decreases in both the Company's accounts payable and short-term bank loans.

Capital Needs. Our capital needs include our daily working capital needs and capital needs to finance the expansion of our business. Our daily working capital mainly consists of day-to-day operational expenses, such as employee salaries, raw material procurement, equipment maintenance costs and other routine operational cash outflows.

As of September 30, 2025, our liquidity position has improved significantly, Our total working capital has increased substantially to approximately $1.32 million (compared to negative $0.10 million as of March 31, 2025), with a cash balance of $0.10 million, and our short-term bank loans have decreased from $3.10 million to $2.46 million. Based on these significant improvements, management believes that we currently have adequate liquidity sources to fully satisfy our daily working capital needs and business expansion requirements over the next 12 months without seeking additional equity or debt financing or relying on external financial support from shareholders. We expect that the continuous positive cash flow generated from our core operations will be sufficient to support our capital expenditure plans and working capital requirements, ensuring the continuity and stability of our business operations.

Although our working capital was negative $0.10 million as of March 31, 2025 (compared with negative $2.28 million as of March 31, 2024), management has a reasonable expectation that we will be able to meet our daily working capital needs over the next 12 months through income generated from current operations, combined with the following committed internal and external liquidity sources, without the need for additional equity or debt issuance. Our expectation is supported by the substantial improvement in operating performance for the fiscal year ended March 31, 2025, with revenue increasing by 58.06% year-over-year and net income growing from $0.65 million to $1.23 million, which has strengthened the cash-generating capacity of our core operations.

The key liquidity support measures are as follows:

(i)	A repayment agreement was signed with Ms. Fu Zhonghua, under which she committed to repay the outstanding balance recorded in the Company’s books under “Amount Due from Related Party.” As of the date of this prospectus, the outstanding balance has been fully repaid;

(ii)	A financial support agreement was entered into between the Company and Ms. Zhonghua Fu on October 30, 2025. Under this agreement, Ms. Zhonghua Fu unconditionally and irrevocably undertakes to provide sufficient financial support (by way of capital contribution, loan, or other means) to enable the Company to meet its obligations as they fall due and maintain business continuity. This agreement has effect until October 30, 2026;

(iii)	Actively expand business operations and implement various strategies to increase sales and profitability.

Cash Flows

For the Six Months ended September 30, 2025 Compared to the Six Months ended 30, 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended September 30,
	2025	2024
Net cash used in operating activities	$(447,990)	$(274,381)
Net cash used in investing activities	(55,152)	(21,892)
Net cash provided by financing activities	244,561	229,351
Effect of exchange rate changes on cash held in foreign currencies	4,235	4,153
Net decrease in cash	(254,346)	(62,769)
Cash at beginning of the year	359,043	204,755
Cash at end of the year	$104,697	$141,986

Operating activities

For the six months ended September 30, 2025, our net cash used in operating activities was $0.45 million, which was primarily attributable to (i) a decrease in accounts payable of approximately $0.71 million, (ii) an increase in other current assets of approximately $0.96 million, (iii) an increase in inventories of approximately $0.35 million, and (iv) net income of approximately $0.35 million.

For the six months ended September 30, 2024, our net cash used in operating activities was $0.27 million, which was primarily attributable to(i) an increase in accounts receivable of approximately $0.28 million, (ii) an increase in other current assets of approximately $0.24 million, (iii) an increase in inventories of approximately $0.31 million, and (iv) net income of approximately $0.47 million.

Investing activities

For the six months ended September 30, 2025, our net cash used in investing activities was approximately $0.06 million. which mainly consisted of purchases of $0.05 million in property, plant and equipment.

For the six months ended September 30, 2024, our net cash used in investing activities was approximately $0.02 million. which mainly consisted of purchases of $0.02 million in property, plant and equipment.

Financing activities

For the six months ended September 30, 2025, our net cash provided by financing activities was approximately $0.24 million, which was primarily attributable to (i) proceeds of approximately $3.41 million received from short-term bank borrowings; (ii) repayment of approximately $4.10 million of short-term bank borrowings; and (iii) proceeds of approximately $1.06 million received from related party financing.

For the six months ended September 30, 2024, our net cash provided by financing activities was approximately $0.23 million, which was primarily attributable to (i) proceeds of approximately $3.12 million received from short-term bank borrowings; (ii) repayment of approximately $3.39 million of short-term bank borrowings; and (iii) proceeds of approximately $0.49 million received from related party financing.

For the Year Ended March 31, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended March 31,
	2025	2024
Net cash (used in) provided by operating activities	$(740,459)	$987,991
Net cash used in investing activities	-	(913,161)
Net cash provided by (used in) financing activities	956,655	(389,180)
Effect of exchange rate changes on cash held in foreign currencies	(61,908)	404,583
Net increase in cash	154,288	90,233
Cash at beginning of the year	204,755	114,522
Cash at end of the year	$359,043	$204,755

Operating activities

For the year ended March 31, 2025, our net cash used in operating activities was $0.75 million, which was primarily attributable to (i) written off property, plant and equipment of $0.24 million, (ii) an increase of approximately $1.26 million of accounts receivable; (iii) an increase of approximately $0.78 million of other current assets, and (iv) an increase of approximately $0.25 million of inventories.

For the year ended March 31, 2024, our net cash provided by operating activities was $0.98 million, which was primarily attributable to (i) depreciation of property, plant and equipment of $0.30 million, (ii) a decrease of approximately $0.81 million of other current assets; (iii) an increase of approximately $0.48 million of inventories, and (iv) a decrease of approximately $0.52 million of accrued expenses and other liabilities.

Investing activities

For the years ended March 31, 2025, there were no cash outflows from investing activities.

For the years ended March 31, 2024, our net cash used in investing activities was approximately $0.91 million, which was attributable to repayment of approximately $0.91 million of related party financing.

Financing activities

For the year ended March 31, 2025, our net cash provided by financing activities was approximately $0.96 million, which was primarily attributable to (i) proceeds of approximately $3.79 million received from short-term bank borrowings; (ii) repayment of approximately $3.50 million of short-term bank borrowings; and (iii) proceeds of approximately $0.67 million received from related party financing.

For the year ended March 31, 2024, our net cash used in financing activities was approximately $0.39 million, which was primarily attributable to (i) proceeds of approximately $3.05 million received from short-term bank borrowings; and (ii) repayment of approximately $3.43 million of short-term bank borrowings.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$2,458,210	$2,458,210	-	-
Contract liabilities	103,226	103,226	-	-
Total	$2,561,436	$2,561,436	$-	$-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2025.

The following table sets forth our contractual obligations as of March 31, 2025:

Contractual obligations	Total	Less than 1 year	1 to 2 years	3 to 5 years
Short-term bank loans	$3,100,583	$3,100,583	-	-
Contract liabilities	65,464	65,464	-	-
Total	$3,166,047	$3,166,047	$-	$-

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2025.

Research and Development, Patents and Licenses, etc.

The Company is committed to investing in R&D activities and currently has a R&D team consisting of [17] personnel, including [4] experienced engineers for research on ultra-white pearlescent pressure high-purity preparation technology, key technologies for high-refractive-index diamond-like pearlescent pigments, surface treatment technologies for highly weather-resistant pure gold pearlescent pigments, and key technologies for environmentally friendly high-gloss pearlescent pigments.

Starting from [2020], our R&D team has been dedicated [to advancing the application of pearlescent pigments in robotics coatings, photovoltaic equipment coatings, and new energy vehicle coatings, while also focusing on research into surface gloss, weather resistance, and durability of pearlescent pigment products]. As of September 30, 2025, we launched two new production lines, initiating large-scale manufacturing to supply customers] to meet growing demand. For the six months ended September 30, 2025 and 2024, we had R&D expenses of approximately $0.21 million and $0.17 million, respectively. See “Business — Research and Development” for more information regarding our R&D. For the information of the patents and licenses, see “Business — Intellectual Property” in this prospectus.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2025 and March 31, 2025.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

We have not experienced, and do not expect to experience, any seasonal fluctuations in our results of operations for our business.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our combined financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the combined financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, and revenue recognition. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our combined financial statements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our combined financial statements:

Uses of estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property, plant and equipment and land use right, the recoverability of long-lived assets, and realization of deferred tax assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable represents the amounts that we have an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for credit losses.

We maintain an allowance for credit losses, which reflects our best estimate of amounts that potentially will not be collected. We determine the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. Our allowance for uncollectible balances as of September 30, 2025 and March 31, 2025 are disclosed in Note 2 of our accompanying consolidation financial statements.

Inventories

Inventories, primarily consisting of raw materials, finished goods, and working in process, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using weighted average cost method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the combined financial statements for the six months ended September 30, 2025 and 2024 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

To determine revenue recognition for contracts with customers, we perform the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that we collect concurrent with revenue-producing activities is excluded from revenue.

We follow the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded when we are acting in the capacity of a principal is reported on a gross basis, equal to the full amount of consideration to which we expect in exchange for the good or service transferred. Revenue recorded when we are acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The principal versus agent evaluation is a matter of judgment that depends on the facts and circumstances of the arrangement and is also dependent on whether we control the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended September 30, 2025 and 2024, there was no revenue recognized on a net basis where we are acting as an agent.

We generate revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to both overseas and domestic customers. Acting as a principal, we enter into contracts that contain a single performance obligation—transferring products or accessories in exchange for consideration—along with a standard quality guarantee. Pricing and payment terms are fixed as stipulated in the contracts.

For overseas sales under FOB terms, control of the products is transferred, and revenue is recognized, when the goods pass the ship’s rail at the port of shipment. For domestic sales, control transfers and revenue is recognized upon acceptance and receipt of products by the customer. We typically provide business customers with credit terms ranging from 30 to 90 days. Products are sold without a right of return unless defective.

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
Revenue from overseas sales of products	$1,488,280	$1,661,151
Revenue from domestic sales of products	3,601,088	1,040,648
Total revenue	$5,089,368	$2,701,799

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. Our disaggregation of revenue for the years ended March 31, 2025 and 2024 are as follows:

	For the fiscal years ended March 31,
	2025	2024
Revenue from overseas sales of products	$4,402,796	$1,496,214
Revenue from domestic sales of products	3,319,714	3,389,702
Total revenue	$7,722,510	$4,885,916

INDUSTRY OVERVIEW

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. Unless otherwise indicated, all information and data provided in the section is cited from the industry report issued by CIC. Although we believe the data and information included in the report issued by CIC to be reliable, we have not independently verified the accuracy or completeness of the information and data included therein. This section also includes projections based on a number of assumptions. CIC may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the Ordinary Shares.

Overview of Pearlescent Pigment Industry

We operate within the pearlescent pigment industry, a specialized segment of the broader pigment industry, focusing on the research, development, production, and sales of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. The pearlescent pigment industry in China traces its origins to the late 1980s and has experienced significant acceleration in growth since the onset of the 21st century. Notably, since 2016, the industry has entered a new era of innovation, marked by the emergence of second-generation products based on synthetic mica. This ongoing phase of consolidation has bolstered the global presence and brand recognition of Chinese enterprises, with high-end products increasingly recognized by international automotive and cosmetics brands. As a result, domestic industry participants are transitioning from a follower position to that of active leaders, thereby positioning themselves for direct competition with established global market leaders.

In 2024, China’s pearlescent pigment market achieved a size of RMB6,526 million. Within this market, we ranked 8th among non-listed companies in the industry by pearlescent pigment revenue, with revenue of RMB40.4 million. According to CIC, the Chinese pearlescent pigment market is expected to achieve substantial future growth, reaching RMB11,082 million by 2029.1

Categorization of Pigment Industry

The pigment industry is broadly classified into three categories: organic pigments, inorganic pigments, and specialty pigments, each distinguished by unique chemical compositions and functional attributes. Organic pigments are carbon-based—of either synthetic or natural origin—and are valued for their vibrant coloration, strong tinting strength, and high transparency. Inorganic pigments are primarily comprised of metal oxides, sulfides, or other mineral substances, known for their durability and opacity. Specialty pigments are formulated with specific structures or composite materials designed to achieve optical or responsive effects beyond basic coloration. Pearlescent pigments are categorized as specialty pigments.

As market demand for high-performance, safe, and environmentally friendly materials intensifies, pearlescent pigments are increasingly replacing traditional organic and inorganic pigment options. Pearlescent pigments offer a range of enhanced properties, including exceptional weather resistance, insulation, and hardness, while maintaining stable performance under extreme environmental conditions. They confer additional benefits such as non-toxicity, minimal impact on indoor air quality, and extended product lifespan compared to conventional pigment types. These characteristics make pearlescent pigments especially attractive in industries prioritizing sustainability, as they address both functional and environmental requirements. Consequently, the continued emphasis on environmentally responsible products is expected to drive further growth in the pearlescent pigment market.

Pearlescent pigments are most commonly categorized by substrate type, including natural mica, synthetic mica, alumina, and silica-based substrates. Among these, natural and synthetic mica-based pearlescent pigments dominate the market, owing to their cost-effectiveness and wide applicability. Natural mica-based pigments are mainly utilized in industrial coatings, plastics, and general-purpose applications due to their abundant availability and economic advantages. Synthetic mica, by comparison, provides enhanced thermal stability, chemical resistance, and purity, making it well-suited for mid- to high-end industrial applications such as automotive coatings and cosmetics. Our product portfolio is primarily based on wet-ground natural mica or synthetic mica substrates, which are then coated with titanium dioxide or other functional oxides, including iron oxide, chromium oxide, or ferric ferrocyanide.

Overview of Global Pearlescent Pigment Industry

The global pearlescent pigment industry is currently undergoing a period of technological advancement and refined development, characterized by the widespread adoption of diversified substrates such as synthetic mica. With high technical barriers remaining, leading global manufacturers remain focused on improving pigment performance and expanding application areas, thereby accelerating the shift toward high-end, performance-oriented product portfolios.

According to CIC, the global pearlescent pigment market grew from RMB12,418 million in 2019 to RMB18,129 million in 2024. Key drivers of this growth include technological advances in synthetic mica, as well as improvements in coating processes and surface modification techniques. These innovations not only reduce reliance on natural mica but also enhance product purity, consistency, and manufacturing stability, facilitating scalable and high-quality production to address increasing global demand. The global pearlescent pigment market is projected to reach RMB27,704 million by 2029, with synthetic mica-based pigments exhibiting the fastest growth among all substrate categories.

Market Size of Global Pearlescent Pigment Industry

Market Size by Substrate Types

According to substrate types, the global pearlescent pigment market is segmented into natural mica, synthetic mica, glass, alumina-based, silica-based, and other substrates. While natural mica remains the dominant substrate, accounting for approximately 57% of the global market share in 2024, synthetic mica is experiencing significantly faster growth and is gradually replacing natural mica in a range of applications.

The market size of synthetic mica-based pearlescent pigments expanded from approximately RMB2,021 million in 2019 to approximately RMB4,814 million in 2024, representing a compound annual growth rate (CAGR) of approximately 19.0%. According to CIC, this segment is projected to reach approximately RMB10,250 million by 2029, with a CAGR of approximately 16.3% over the period from 2024 to 2029. Correspondingly, the global market share of synthetic mica-based pearlescent pigments has increased from approximately 16.3% in 2019 to approximately 26.6% in 2024, and is anticipated to further rise to approximately 37.0% by 2029.

Source: CIC

Market Size by Downstream Applications

The global pearlescent pigment market is segmented by application into automotive coatings and industrial coatings, plastics and new materials, printing and dyeing, cosmetics and food-contact materials, and other categories. In the automotive and industrial coatings segment, pearlescent pigments are primarily utilized in car exteriors, interior trims, equipment, and building materials. The plastics and new materials segment encompasses applications in packaging, electronics, and consumer goods, while printing and dyeing includes decorative printing, textiles, and specialty inks. Additionally, pearlescent pigments are increasingly adopted in textiles for color-shifting fabrics, home decoration for wall finishes and furniture coatings, and sanitary ware such as tiles, bathtubs, and bathroom accessories to enhance visual appeal.

According to CIC, automotive and industrial coatings represent the largest application segment, accounting for approximately 47.1% of the global pearlescent pigment market in 2024. Cosmetics and food-contact materials constitute the fastest-growing segment, with the market size increasing from approximately RMB1,403 million in 2019 to approximately RMB2,502 million in 2024, and projected to reach approximately RMB4,516 million by 2029.

Source: CIC

Key Drivers of the Global Pearlescent Pigment Industry

The global pearlescent pigment industry is experiencing robust growth, driven by three primary factors: sustainability and high performance, technological innovation, and strong downstream demand.

Rising demand for environmentally friendly and high-performance materials is accelerating the replacement of traditional pigments with pearlescent pigments. With superior weather resistance, hardness, and insulation, pearlescent pigments are ideal for applications where durability and longevity are critical, such as automotive and electronics. As ESG regulations and supply chain requirements tighten, industries are increasingly prioritizing non-toxic, sustainable pigments—particularly in sectors like automotive, cosmetics, and personal care—where safety and environmental impact are key factors. This focus on both functionality and eco-friendliness positions pearlescent pigments for continued market expansion.

Continuous advancements in synthetic mica development, coating processes, and surface modification technologies further strengthen the industry. The use of high-purity synthetic mica has improved product consistency and optical effects, while innovations in surface and multi-layer coatings have enhanced pigment performance and broadened their range of applications. These developments enable large-scale, efficient production and support the industry’s ongoing shift towards high-end, value-added products.

Accelerating adoption in key downstream sectors is a major growth driver. The automotive industry, especially with the rapid growth of new energy vehicles (NEVs), remains the largest application market, with NEV sales soaring from approximately 2.85 million in 2020 to approximately 17.94 million in 2024. Pearlescent pigments are favored for their metallic luster and weather resistance, enhancing both vehicle aesthetics and brand differentiation. In cosmetics, continuous product innovation has expanded the usage of pearlescent pigment from basic personal care items to a wide variety of color cosmetics, such as lipsticks, eyeshadows, and highlighters. Additionally, applications of pearlescent pigment are increasing in household goods—including textiles, furnishings, and sanitary ware—as manufacturers seek to meet consumer demand for greater personalization and premium quality.

Developing Trend of the Global Pearlescent Pigment Industry

Rising Dominance of Synthetic Mica as a Preferred Substrate. The global pearlescent pigment industry is experiencing a shift toward synthetic mica as the preferred substrate. Synthetic mica’s superior physical properties, environmental benefits, and consistent quality have driven rapid adoption, with its market share rising from approximately 16.3% in 2019 to approximately 26.6% in 2024. Produced through controlled industrial processes, synthetic mica addresses ecological concerns associated with mining and advances the industry’s sustainability efforts. Its uniformity and stability also ensure improved optical effects and processing reliability, especially for high-end applications.

Expansion into High Health and Safety Sectors. The increasing adoption of pearlescent pigments in high-safety-demand sectors such as cosmetics and personal care is being driven by advancements in substrate technologies, including synthetic mica, silica-based substrates, and glass. These materials are characterized by high toxicological safety, low heavy metal content, and stable chemical properties, which align with rigorous industry standards. In color cosmetics, such as eyeshadows and lipsticks, their refined optical properties enable vibrant visual effects while mitigating health risks. In personal care applications, including sunscreens and loose powders, their chemical inertness and smooth texture contribute to enhanced safety and improved user experience. Collectively, these advanced low-heavy-metal substrates are positioning pearlescent pigments as high-performance, health-safe solutions, thereby accelerating their penetration into safety-critical markets.

Rapid Growth in High Value-Added Applications. Pearlescent pigments are making strong inroads into high value-added sectors such as household appliances, 3C electronics, luxury packaging, and anti-counterfeiting. In appliances, they deliver contemporary, abrasion-resistant finishes; in electronics, they offer iridescent effects and enhanced durability; and in luxury packaging and anti-counterfeiting, they boost visual appeal and provide security features, strengthening product and brand competitiveness.

Emerging Applications in Wind Energy and Robotics. The demand for pearlescent pigments is further expanding with applications in wind energy and robotics. These pigments enhance the durability and visibility of industrial and service robots, offering both functional benefits and advanced aesthetics. In the wind energy sector, pearlescent coatings protect turbine blades from UV damage and improve tower visibility for aviation safety, supporting both product longevity and operational reliability.

Overview of China’s Pearlescent Pigment Industry

The development of China’s pearlescent pigment industry has progressed from the initial emergence and startup phases to its current stage of rapid growth. In this period, significant demand expansion has been driven by the rapid advancement of the coatings industry and robust growth in the automotive and 3C electronics sectors. Simultaneously, advancements in domestic synthetic mica technology have enabled the industry to penetrate mid- to high-end product segments.

According to CIC, China’s pearlescent pigment market reached total revenue of approximately RMB6,526 million in 2024, increasing from approximately RMB3,974 million in 2019, representing a compound annual growth rate (CAGR) of approximately 10.4%. In 2024, we ranked 8th in terms of revenue from pearlescent pigment among non-listed pearlescent pigment companies in China. Supported by the continuous expansion of application scenarios and ongoing product innovation in downstream industries such as automotive, cosmetics, and plastics, the market is expected to grow further, reaching approximately RMB11,082 million by 2029, with a projected CAGR of approximately 11.2% over the next five years.

Market size of China’s Pearlescent Pigment Industry

Market Size by Substrate Types

In 2024, China’s pearlescent pigment market reached total revenue of approximately RMB6,526 million, up from approximately RMB3,974 million in 2019, representing a compound annual growth rate (CAGR) of approximately 10.4%. Driven by expanding application scenarios and ongoing product innovation in sectors including automotive, cosmetics, and plastics, the market is projected to reach approximately RMB11,082 million by 2029, with a CAGR of approximately 11.2% over the next five years.

While natural mica-based pearlescent pigments remain the leading segment in terms of revenue, their market share is steadily declining—from approximately 71.1% in 2019 to approximately 53.8% in 2024 and further to a projected approximately 39.6% by 2029. This trend is attributable to the rapid advancement and increasing adoption of synthetic mica, which provides superior properties and enhanced sustainability. As demand intensifies for higher performance and environmentally friendly materials, synthetic mica-based pigments are expected to continue gaining market share within China’s pearlescent pigment industry.

Source: CIC

Market Size by Downstream Applications

The automotive and industrial coatings segment remains the largest application area in China’s pearlescent pigment market, with consistent growth driven by rapid NEV expansion. Looking ahead, new fields such as robotics are expected to generate additional demand for pearlescent pigments, valued for their durability and visual performance in lightweight systems.

China, as one of the world’s leading cosmetics manufacturing hubs, has witnessed a rapid increase in the use of pearlescent pigments in cosmetics and food-contact materials. The market size of this segment expanded from approximately RMB529 million in 2019 to approximately RMB1,031 million in 2024, representing CAGR of approximately 14.3%, and is projected to reach approximately RMB2,028 million by 2029, with an expected CAGR of approximately 14.5%.

Source: CIC

Value chain of the pearlescent pigment industry in China

The value chain of the pearlescent pigment industry comprises upstream raw material suppliers, midstream pigment manufacturers, and downstream application sectors. Among these, midstream manufacturing generates the highest value added and poses the greatest technological barriers, particularly in substrate preparation, coating processes, and particle control.

Raw Material Suppliers

The two principal raw materials utilized in the pearlescent pigment industry are substrates and metal oxide precursors. Substrates—including natural mica, synthetic mica, alumina-based substrates, and silica-based substrates—serve as the core layers for pigment construction, determining the fundamental structure and light-interference properties of the final product. Metal oxide precursors are chemically transformed into the coating materials by manufacturers, which define the ultimate color, gloss, and stability of the pigment. Substrates and coatings contribute approximately 42% and 58%, respectively, to total raw material costs.

The supply of substrates in the pearlescent pigment industry is relatively concentrated, with India accounting for over 50% of global high-quality natural mica production. Consequently, China remains reliant on imports for this essential material. In contrast, significant advancements in synthetic mica technology have enabled China to secure a substantial share of global synthetic mica output.

On the coatings side, titanium dioxide (TiO₂) and iron oxide (Fe₂O₃) are the principal materials used, derived from metal oxide precursors such as titanium tetrachloride (TiCl₄) and ferric chloride (FeCl₃). China’s position as a major global producer of these chemical precursors ensures stable domestic availability of key coating materials.

Pigment Manufacturers

Midstream manufacturers employ a production process comprising five primary stages: substrate preparation, metal oxide coating, drying and calcination, post-treatment, and classification and packaging. Precise control of coating thickness and surface treatment throughout this workflow enables the production of high-performance pearlescent pigments exhibiting consistent optical properties, uniform particle size distribution, and customized surface functionalities to address diverse application requirements.

Downstream Application Sectors

Pearlescent pigments are extensively applied across both industrial and consumer-oriented sectors. In industrial applications, they are widely used in automotive coatings, general industrial paints, plastics, and specialty inks. In non-industrial sectors, pearlescent pigments enhance the visual and functional attributes of cosmetics, personal care products, and food packaging. Combining optical brilliance, chemical resistance, and compliance with regulatory safety standards, pearlescent pigments are well-suited for a broad array of performance-driven and design-focused end uses.

Overview of China’s Pearlescent Pigment Industry Policies

As a leading global producer, China actively supports the pearlescent pigment industry through targeted policies and government incentives. In recent years, the Chinese government has implemented a range of policy measures to promote the development of the pearlescent pigment sector, including refined classification and standardization of pearlescent pigments, tax reductions, and inclusion in catalogues of encouraged industries. Key policies introduced over the past five years include:

●	Catalogue of Industries for Encouraging Foreign Investment (2022 Version) encourages foreign investment in high-end manufacturing, information technology, new energy, and environmental protection. Within this framework, the production of synthetic and pearlescent mica under the “Non-metallic Mineral Products Industry” is designated as an encouraged activity in advanced manufacturing.

●	Announcement on Increasing the Export Tax Refund Rates for Certain Products raises the export tax rebate rate for pigments and their derivatives, as well as select mica products, to 13%.

Overall, government policies relating to the pearlescent pigment industry in China provide fiscal, credit, land, and policy benefits to promote innovation and industrial development. These policies also establish regulatory frameworks for classification, testing, inspection, and packaging, thereby guiding standardized industry growth. In addition, the industry has been designated a national key strategic development sector, reflecting its importance in China’s industrial strategy.

Competitive Landscape of China’s Pearlescent Pigment Industry2

Overview of Key Players of China’s Pearlescent Pigment Industry

A pearlescent pigment company specializes in the production and supply of effect pigments composed of mica or other substrates coated with metal oxides, such as titanium dioxide, that impart shimmering, color-shifting finishes for use in coatings, plastics, cosmetics, and other applications requiring a lustrous, pearl-like appearance. According to CIC, the Company ranked 8th in terms of 2024 revenue from pearlescent pigments among non-listed pearlescent pigment companies in China. The table below sets forth the top eleven pearlescent pigment companies in China’s pearlescent pigment market in 2024, ranked by pearlescent pigment revenue.

Overall Ranking	Ranking of non-listed companies	Pearlescent Pigment Companies	Revenue from pearlescent pigments (RMB million), 2024
1	/	Company A	1,528.3
2	/	Company B	877.8
3	/	Company C	239.2
4	1	Company D	~190.0
5	2	Company E	~180.0
6	3	Company F	~165.0
7	4	Company G	~130.0
8	5	Company H	~120.0
9	6	Company I	~80.0
10	7	Company J	~60.0
11	8	The Company	40.4

Source: CIC

Chinese pearlescent pigment producers are primarily oriented toward the domestic market, with export sales accounting for approximately 30% of total industry revenue on average in 2024. In 2024, the Company ranked eighth among all Chinese pearlescent pigment producers in terms of export revenue, recording an export sales ratio of approximately 65%. Supported by this strong international presence, the Company has established a comprehensive global sales network. The table below sets forth the top ten pearlescent pigment companies in China’s pearlescent pigment market in 2024, ranked by pearlescent pigment exports revenue.

Ranking	Company	Revenue from pearlescent pigments export (RMB million), 2024
1	Company B	~309.0
2	Company A	~264.0
3	Company E	~60.0
4	Company D	~60.0
5	Company G	~50.0
6	Company F	~50.0
7	Company H	~50.0
8	The Company	26.3
9	Company I	~25.0
10	Company C	~16.0

Source: CIC

Note:

1.	Established in 2011, Company A is headquartered in Guangxi and listed on HKEX. Its main business includes the R&D, production, and sales of pearlescent pigments and synthetic mica, with product lines covering multiple series.

Established in 1999, Company B is headquartered in Fujian and listed on SSE. Its main business includes pearlescent pigments and inorganic materials, covering the R&D, production, and sales of titanium dioxide, iron oxide, and related products.

Established in 2008, Company C is headquartered in Zhejiang and listed on KOSDAQ. Its main business is focused on pearlescent pigments, offering multiple product series.

Established in 2004, Company D is headquartered in Guangdong and is a private company. Its main business includes the R&D, production, and sales of pearlescent pigments serving the coatings, plastics, inks, cosmetics, and other industries.

Established in 2010, Company E is headquartered in Jiangxi and is a private company. Its main business centers on pearlescent pigments, integrating R&D, manufacturing, and sales.

Established in 1999, Company F is headquartered in Zhejiang and is a private company. Its main business integrates the production, sales, and R&D of pearlescent pigments.

Established in 1988, Company G is headquartered in Guangdong and is a private company. Its main business includes the production, processing, and sales of mica products and pearlescent pigments.

Established in 1999, Company H is headquartered in Hebei and is a private company. Its main business includes the R&D, production, and sales of pearlescent pigments and titanium tetrachloride.

Established in 2010, Company I is headquartered in Jiangsu and is a private company. Its main business integrates the R&D, production, and sales of pearlescent pigments.

Established in 2007, Company J is headquartered in Zhejiang and is a private company. Its main business focuses on the R&D, preparation, processing, and sales of inorganic effect pigments.

Entry Barriers for China’s Pearlescent Pigment Industry

High Production Technology Standards. The pearlescent pigment industry is technology-intensive, with strict patent protection over core production processes and formulations, resulting in substantial technological barriers—especially within the high-end market segment. Leading companies maintain extensive patent portfolios and dominate critical technologies such as surface modification of mica substrates and precise particle size control. In addition, the demand for enhanced gloss, weather resistance, and durability in premium products raises the technical threshold even further. These factors reinforce the position of established market participants and limit market access for new entrants lacking significant R&D capabilities.

Stringent Audits and Regulatory Compliance. Downstream customers, particularly in automotive coatings and high-end cosmetics, enforce strict supplier vetting procedures that include international certifications, assurance of consistent product quality, and evidence of proven application success. Additionally, pigment products are subject to differing regulatory regimes across regions, such as the EU’s REACH regulation and China’s GB standards. New market entrants are required to dedicate substantial resources to product registration and regulatory compliance. This combination of stringent customer audits and complex regulatory requirements acts as a dual barrier to entry.

High Reliance on Raw Materials and Supply Network. The industry’s dependence on high-purity raw materials necessitates a stable and reliable procurement system. Successful firms not only build robust raw material sourcing capabilities, but also establish long-term strategic partnerships with key suppliers. Simultaneously, the development of a global distribution network requires sustained investment in regional warehousing, technical service infrastructure, and customer relationship management. These combined factors result in substantial entry barriers linked to the raw materials and supply chain environment within the sector.

Success Factors of China’s Pearlescent Pigment Industry

Diverse Product Portfolio. To address evolving and increasingly specialized market demands, pearlescent pigment manufacturers must maintain a strong focus on research and development with strategic emphasis on core processes, such as mica substrate surface treatment and metal oxide coating technologies. Innovation in these areas is essential to optimize the optical properties of pigments and enable the development of a broad spectrum of visual effects. A comprehensive and differentiated product portfolio positions companies to effectively serve the specialized requirements of multiple end-use sectors, including coatings, plastics, cosmetics, and other industries.

Stable and Cost-Effective Supply Channels. Securing stable and cost-effective sources of key raw materials—such as high-purity synthetic mica and specialty metal oxides—is critical for manufacturers to maintain a competitive pricing advantage. Reliable and economical raw material procurement ensures product consistency and enables cost optimization, which contributes to improved profit margins while maintaining high product quality.

Strong Brand Reputation. Attaining internationally recognized certifications, such as ISO and REACH, enhances credibility in product quality and safety, supporting the development of trust with customers. Demonstrating successful application of products in high-end segments—including automotive coatings, cosmetics, and plastics—further reinforces brand reputation. Establishing comprehensive technical service networks in key regional markets and providing professional, timely customer support are essential for sustaining customer satisfaction and fostering long-term relationships with high-end clients.

Automated Production Processes. Advancements in process automation, including the introduction of intelligent control systems and advanced equipment, are pivotal for improving product quality consistency and manufacturing efficiency. Large-scale, automated production allows for tighter control over particle size distribution and improved coating uniformity, resulting in superior optical properties, weather resistance, and other performance attributes. These improvements enhance both delivery efficiency and product consistency, enabling manufacturers to respond quickly to evolving market demands and progress toward high-end, large-scale industry development.

OUR CORPORATE STRUCTURE AND HISTORY

We are not a PRC operating company, but an offshore holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our operating subsidiaries in the PRC. This is an offering of the Class A Shares of Chromarie International Limited, the holding company in the Cayman Islands, instead of the shares of our PRC Subsidiaries. We do not use a VIE structure.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulty protecting your interests as a shareholder, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforcement of Civil Liabilities” for more information.

On September 10, 2025, we completed a corporate reorganization to establish our current offshore holding company structure, with Chromarie International Limited, a Cayman Islands company, as the holding company. On June 16, 2025, Chromarie Technology Holdings Ltd. (“Chromarie BVI”) was incorporated under the laws of the British Virgin Islands as a company limited by shares and is wholly owned by Chromarie International Limited. On July 7, 2025, Chromarie Pearlescent Technology Limited (“Chromarie HK”) was incorporated as a limited liability company under the laws of Hong Kong and is wholly owned by Chromarie BVI. On July 31, 2025, Chromarie Technology Development (Henan) Co., Ltd. (“WFOE”) was incorporated as a limited liability company under the laws of the PRC and is wholly owned by Chromarie Hong Kong. Our PRC operating subsidiaries include Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”), incorporated on February 4, 2004 under the laws of the PRC for the production and sale of pigments, powder coatings, and industrial intermediates, which is 99% owned by WFOE, and Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”), incorporated on August 2, 2024 under the laws of the PRC for the sale of pigments, powder coatings, and industrial intermediates, which is wholly owned by Henan Lingbao.

The chart below illustrates our corporate structure and identifies our subsidiaries immediately prior to and after our Offering, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold:

Name	Background	Ownership
Chromarie Cayman	Incorporated on May 7, 2025 under the laws of Cayman Islands as an exempted company.	See “Principal Shareholders” for details of our shareholding structures immediately prior to and after this offering.

Chromarie BVI	Incorporated on June 16, 2025 under the laws of the BVI as a company limited by shares.	100% owned by Chromarie Cayman.

Chromarie HK	Incorporated on July 7, 2025 as a limited liability company under the laws of Hong Kong.	100% owned by Chromarie BVI.

Henan Lingbao	Incorporated on February 04, 2004 as a limited liability company under the laws of the PRC.	100% owned by Chromarie HK.

Henan Hongbang	Incorporated on August 2, 2024 as a limited liability company under the laws of the PRC	100% owned by Henan Lingbao.

Our Controlling Shareholder, Ms. Zhonghua Fu, currently both directly and indirectly owns 8,560,000 of Class B Ordinary Shares issued and outstanding, and holds approximately 97.90% of our aggregate voting power prior to the Offering, and upon consummation of this Offering, our Controlling Shareholder will own approximately [    ]% of our Class B Ordinary Shares, which represent approximately [    ]% of the total voting power of our outstanding Shares assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold. See “Risk Factors – Risks Related to Our Corporate Structure.” and “Principal Shareholders”

BUSINESS

Overview

We are a high-tech fine chemical enterprise specialized in the research, development, production, and sales of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Established in 2004 and headquartered in Nanyang, Henan Province, China, we are one of the earliest producers in the industry in China, with nearly two decades of manufacturing experience and a growing global customer footprint.

As of the date of the prospectus, we offer a comprehensive and diversified product portfolio consisting of 13 major pigment series and more than 600 SKUs (Stock Keeping Units, which refer to distinct product variations such as different formulations, colors, grades, or packaging sizes). Our key offerings include the Synthetic Crystal Series, Diamond Loong Series, 3D Magnetic Conductive Series, Iridescent Series, and Super Chameleon Series, which are widely used in coatings, plastics, rubber, inks, printing and dyeing, leather, paper, and cosmetics. For definitions and details of these key offerings, please refer to “Our Products - Functional Performance Series” below. Our pigments are formulated to deliver functional properties such as color-shifting, UV shielding, electromagnetic interference (EMI) responsiveness, and visual brilliance, and are engineered to comply with international safety and environmental standards.

As of the date of the prospectus, our manufacturing infrastructure consisted of a vertically integrated facility covering approximately 36,300 square meters, equipped with two fully automated production lines and a rated annual production capacity of 3,000 metric tons for wet-ground mica powders and pearlescent pigments. We have implemented smart manufacturing protocols, including automated dosing, real-time process monitoring, and a closed-loop water purification system. Our operations are certified under ISO 9001 (Quality Management), ISO 14001 (Environmental Management), SGS product safety standards, and EU REACH regulations.

On October 28, 2024, Henan Lingbao was officially recognized as a High-Tech Enterprise of China (Certificate number: GR202441001560, currently valid until October 27, 2027) by the Office of the Leading Group for the Administration of the Recognition of High and New Technology Enterprises. Headquartered in Nanyang, Henan Province, the Company specializes in the research, development and manufacturing of advanced materials such as wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments and holds multiple patents and technology qualifications. For a list of these patents and key technology qualifications, please refer to the “Intellectual Property Rights” section of this prospectus. The certification of the High-Tech Enterprise of China serves as an authoritative acknowledgement of our technological innovation and R&D capabilities.

Our R&D framework is anchored by a dedicated in-house Technology R&D Centre and technical collaborations with the academic and research institutions in the field of non-metallic mineral materials, such as Nanyang Institute of Technology, South China University of Technology and Institute of Metal Research, Chinese Academy of Sciences. As of the date of the prospectus, we had 31 registered patents in China, covering core areas such as surface treatment of pearlescent pigments, optical layering design, and synthetic mica crystallization. We believe these capabilities allow us to develop highly customized, performance-driven pigment solutions tailored to emerging applications, including sustainable plastics, eco-friendly cosmetics, smart coatings, and humanoid robot.

Our international expansion began in 2007, our end users are geographically diversified, with our products being resold by customers in over 80 countries and regions, covering markets in Asia, Europe, the Americas, Africa, and the Middle East since then. Our business is primarily conducted through distributors, and we do not have direct contact with end customers. Our direct customers are located in approximately 40 countries, with key direct customers located in Algeria, Turkey, Morocco, Italy, Pakistan, and Thailand. Our export qualification is supported by regulatory certifications or filings, such as Registration of Foreign Trade Operator and Customs Registration of Importer/Exporter of Goods. We have participated in overseas exhibitions and gradually built long-term relationships with distributors and industrial end-users. Our customer base includes companies in the automotive coatings, decorative packaging, 3C electronics, and personal care product industries.

Looking ahead, we aim to further expand our presence in strategic global markets, including Southeast Asia, the Middle East, and America, while continuing to invest in product innovation, intelligent manufacturing, and ESG-aligned operations (where “ESG” refers to “environmental, social, and governance” standards, which promote responsible and sustainable business practices). We believe our production capacity, technical know-how, quality management system, and customer-centric approach enable us to remain a trusted, competitive provider in the global pearlescent pigment value chain.

Our net income for the fiscal year ended March 31, 2025 was approximately $1.23 million, representing an increase of approximately $0.58 million, or approximately 88.29%, from net income of approximately $0.65 million for the fiscal year ended March 31, 2024.

Our Strengths

As a competitive global supplier in the pearlescent pigment industry, supported by our vertically integrated R&D team and production platform, REACH-compliant product lines (i.e., products that comply with the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals regulation, which sets standards for the safe use of chemical substances), and longstanding international customer relationships, we believe that the following are our key competitive strengths contributing to our growth and, on a combined basis, differentiating us from our competitors:

Deeply cultivated in the pearlescent pigments industry with over two decades of experience

Since 2004, we have been a deeply cultivated domestic manufacturer in China specializing in the development and production of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Since our founding in 2004, we have evolved from a regional pigment supplier to an internationally certified producer holding certifications such as REACH and FDA, which provide broad product coverage and have led to strong brand recognition. Our early market entry and accumulated technical know-how have enabled us to continuously innovate and scale efficiently.

Integrated capabilities across the producing link of pearlescent pigment manufacturing

We possess in-house capabilities spanning the research, development, production, and sale of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Our operations—supported by proprietary process know-how, automated manufacturing lines, and real-time quality control systems—enable us to ensure product consistency, operational efficiency, and delivery reliability. We believe this vertical integration enhances responsiveness and strengthens our competitive advantage, particularly in customized orders.

Comprehensive product portfolio with broad industry applicability

Our portfolio includes 13 major product series with over 600 pigment SKUs spanning a variety of particle morphologies, optical characteristics, and application-specific functionalities. These products are used in diverse sectors including paints and coatings, plastics, cosmetics, inks, rubber, leather, and paper. We believe our extensive catalogue and ability to fine-tune particle coatings, luster intensity, and dispersibility help us meet both functional and aesthetic demands of industrial and consumer product manufacturers.

Differentiated proprietary technologies with long-standing R&D investment

We have developed proprietary surface treatment and optical layering processes that allow our pigments to exhibit enhanced shimmer, color depth, thermal stability, and substrate compatibility. As of the date of the prospectus, we had 31 registered patents in China, covering synthetic mica crystallization, titanium oxide encapsulation, and 3D magnetic pigment construction. Our in-house R&D Centre, in collaboration with academic and research institutions in the field of non-metallic mineral materials, such as Nanyang Institute of Technology in China, supports advanced materials R&D across pigment systems, coating chemistry, and processing automation. We believe our differentiated innovation capabilities allow us to respond quickly to emerging performance standards and develop higher-margin products for premium applications.

Commitment to customer success through customized solutions and technical support

We aim to deliver not only products but also application value. Our sales are primarily conducted through distributors; as a result, we do not maintain direct contact with end customers and have limited access to end-user data. In the ordinary course of business, we enter into pro forma invoice arrangements with customers to confirm key commercial terms prior to shipment, including product specifications, quantities, pricing, delivery terms, and payment terms. These pro forma invoices function as binding order confirmations when countersigned or otherwise accepted by the customer. Our dedicated technical support team offers pigment compatibility guidance, formulation testing, and post-sale optimization services to distributors. This solution-oriented approach has contributed to high distributor retention and growing repeat order volume, especially in the automotive, color cosmetics, and decorative plastics segments.

Growing brand recognition in domestic and international markets

Since 2005, our brand has been recognized in Henan Province’s specialty pigments industry for its reliability, innovation, and export orientation. Our growing presence in over 80 countries and regions, supported by international certifications such as ISO 9001, ISO 14001, REACH, U.S. FDA, which are all within the validity period, has elevated brand trust and visibility among distributors, formulators, and industrial manufacturers. We also actively participate in global trade exhibitions and publish technical literature in multiple languages to support brand building and customer education. We believe that our track record, product performance, and technical credibility contribute to increasing brand awareness and preference in key markets.

Disciplined growth strategy guided by visionary and experienced leadership

Our founder-led management team, under the leadership of Ms. Zhonghua Fu (Chairperson of the Board of Directors, Director, and Chief Executive Officer) and Ms. Zengyun Li (Chief Financial Officer), brings over 20 years of experience in pigment science, chemistry, manufacturing operations, international trade, and global marketing. Their combined expertise in materials science, production management, and financial oversight has enabled us to build a vertically integrated manufacturing platform, expand our international presence, and pursue disciplined, high-standard development with a focus on capacity expansion, sustainable production, product innovation, and global channel development. We believe our stable management, technical depth, and market orientation form a strong foundation for scalable and sustainable growth.

Our Strategies

We strive to become a globally recognized provider of sustainable, high-performance pearlescent pigment solutions. Through continuous innovation, intelligent manufacturing, and environmental responsibility, we are committed to delivering advanced color materials that empower industries, enhance product aesthetics and functionality, and contribute to a cleaner, more colorful world. In order to stay competitive, we will:

Expand international presence and penetrate new export markets.

We plan to further expand our footprint in emerging regions such as South Asia, the Middle East, America, and Eastern Europe, while deepening our presence in developed markets through localized distribution networks, our official website, and participation in international trade fairs. We created and launched a webpage on “Alibaba.com” (Company Overview - Henan Lingbao New Materials Technology Co., Ltd.) to showcase our products, allowing potential customers to chat with our sales for more detailed information. We aim to grow our export contribution by leveraging our REACH certification, multi-language catalogues, and customized product offerings.

Expand and upgrade our product portfolio to meet evolving customer needs and capture high-value applications

As industries increasingly demand high-performance, environmentally conscious, and application-specific materials, we are committed to developing differentiated pigment lines that meet both aesthetic and functional requirements. Our key areas of focus include advanced synthetic mica pigments with enhanced optical clarity, heat resistance, and chemical durability for premium automotive and industrial coatings; smart pigments with light-responsive, thermochromic, and conductive properties for use in smart packaging, anti-counterfeiting inks, and flexible electronics; clean-label, non-toxic pigments designed for cosmetics, personal care, and food-contact packaging in response to tightening health and safety standards; and natural-effect formulations that replicate the appearance of metals or minerals while using safer, lighter, or more sustainable raw materials.

Our expertise in customizing pigment morphology, surface coating, and optical layering positions us to deliver premium solutions to customers across industries—solutions that support pricing power and contribute to margin growth.

Scale production capacity and improve manufacturing flexibility through intelligent automation

With increasing order volume and growing international demand, we plan to strategically invest in new production lines and facility upgrades to expand our total production capacity. We expect our investments will be in flexible, AI-assisted systems that allow quick transitions between product types and batch sizes, enhanced process controls using Industrial Internet of Things (IIoT) technologies for predictive maintenance, real-time monitoring, and full traceability, as well as upgrades to powder handling, calcination, and classification equipment to improve particle-size control and reduce energy use. These enhancements are aimed at not only expanding production but also increasing operational agility, reducing lead times, and improving our ability to meet customer needs.

Deepen global market penetration and diversify geographic revenue sources

We see strong potential to grow our international presence beyond our established markets in Europe, Southeast Asia, and the Americas. To accelerate global business development, we plan to expand or strengthen distribution partnerships in the Americas, South Asia, Africa, and the Middle East, aligning our product offerings with local regulations and market preferences. We will also introduce region-specific catalogues, certifications, and marketing materials to lower entry barriers and support technical onboarding for new international customers. To boost brand visibility and attract qualified leads, we intend to increase our participation in major exhibitions, industry forums, and virtual trade shows. In addition, we will expand our reach on multilingual B2B (where “B2B” refers to “business-to-business,” meaning transactions conducted between businesses rather than between a business and individual consumers) platforms and enhance our internal international sales capabilities, including localized e-commerce and customer support.

By broadening our geographic reach, we aim to diversify our revenue base and reduce reliance on any single market, enhancing overall business resilience.

Accelerate R&D investment for next-generation pigment technologies

Research and development are central to our competitive edge. We plan to increase our annual R&D investment and enhance the capabilities of our in-house Technology Research Centre. Key priorities include developing new pigment chemistries and coating systems with improved adhesion, refractive index control, and compatibility across substrates; using simulation tools such as optical modelling and particle analysis to optimize shimmer, color intensity, and chromatic shift; and partnering with research institutes and technical universities to co-develop advanced material applications, including aerospace coatings, optoelectronic materials, and sustainable plastics. We also aim to strengthen our application engineering and customer co-creation programs to support early-stage collaboration and long-term customer relationships.

By embedding innovation into our operations and shortening product development cycles, we aim to grow our intellectual property portfolio and stay agile in a rapidly evolving market.

Advance environmental leadership and establish ESG-centered value creation

Environmental responsibility is both a regulatory requirement and a key source of competitive advantage in our industry. We are committed to sustainable manufacturing practices and responsible product stewardship. Our upcoming ESG initiatives include implementing solar and low-carbon energy solutions to reduce Scope 1 and 2 emissions across our operations (Scope 1 emissions refer to direct greenhouse gas emissions from owned or controlled sources, while Scope 2 emissions are indirect emissions associated with the purchase of electricity, steam, heat, or cooling); using life-cycle analysis (LCA) tools to assess and communicate the environmental impact of our core pigment products; expanding our clean water recycling systems and improving resource efficiency throughout the production process; and introducing ESG disclosures aligned with international standards such as GRI (Global Reporting Initiative, an international standard for sustainability reporting) and SASB (Sustainability Accounting Standards Board, which provides standards for industry-specific sustainability disclosure) to enhance transparency for investors and customers.

We believe that strengthening our ESG performance will deepen relationships with multinational clients, enable participation in green procurement programs, and support our long-term brand reputation.

Strengthen organizational capabilities and internal systems to support global scalability

To support the effective execution of our global growth strategy, we are focused on strengthening internal systems and building a high-performing, cross-functional team. Key initiatives include the rollout of enterprise resource planning (ERP) and customer relationship management (CRM) systems to improve data integration, customer insights, and operational transparency; hiring multilingual professionals in technical support, compliance, and marketing to accelerate international market expansion; establishing cross-border logistics teams to manage global warehousing, delivery, and after-sales service; and launching structured training and knowledge-sharing programs to develop future leaders and ensure alignment with our strategic objectives.

Our Industry and Future Growth

The global pearlescent pigment industry is experiencing robust growth, driven by three primary factors: sustainability and high performance, technological innovation, and strong downstream demand.

Rising demand for environmentally friendly and high-performance materials is accelerating the replacement of traditional pigments with pearlescent pigments. With superior weather resistance, hardness, and insulation, pearlescent pigments are ideal for applications where durability and longevity are critical, such as automotive and electronics. As ESG regulations and supply chain requirements tighten, industries are increasingly prioritizing non-toxic, sustainable pigments—particularly in sectors like automotive, cosmetics, and personal care—where safety and environmental impact are key factors. This focus on both functionality and eco-friendliness positions pearlescent pigments for continued market expansion.

Continuous advancements in synthetic mica development, coating processes, and surface modification technologies further strengthen the industry. The use of high-purity synthetic mica has improved product consistency and optical effects, while innovations in surface and multi-layer coatings have enhanced pigment performance and broadened their range of applications. These developments enable large-scale, efficient production and support the industry’s ongoing shift towards high-end, value-added products.

Accelerating adoption in key downstream sectors is a major growth driver. The automotive industry, especially with the rapid growth of new energy vehicles (NEVs), remains the largest application market, with NEV sales soaring from approximately 2.85 million in 2020 to approximately 17.94 million in 2024. Pearlescent pigments are favored for their metallic luster and weather resistance, enhancing both vehicle aesthetics and brand differentiation. In cosmetics, continuous product innovation has expanded the usage of pearlescent pigment from basic personal care items to a wide variety of color cosmetics, such as lipsticks, eyeshadows, and highlighters. Additionally, applications of pearlescent pigment are increasing in household goods—including textiles, furnishings, and sanitary ware—as manufacturers seek to meet consumer demand for greater personalization and premium quality.

Rising Dominance of Synthetic Mica as a Preferred Substrate. The global pearlescent pigment industry is experiencing a shift toward synthetic mica as the preferred substrate. Synthetic mica’s superior physical properties, environmental benefits, and consistent quality have driven rapid adoption, with its market share rising from approximately 16.3% in 2019 to approximately 26.6% in 2024. Produced through controlled industrial processes, synthetic mica addresses ecological concerns associated with mining and advances the industry’s sustainability efforts. Its uniformity and stability also ensure improved optical effects and processing reliability, especially for high-end applications.

Expansion into High Health and Safety Sectors. The increasing adoption of pearlescent pigments in high-safety-demand sectors such as cosmetics and personal care is being driven by advancements in substrate technologies, including synthetic mica, silica-based substrates, and glass. These materials are characterized by high toxicological safety, low heavy metal content, and stable chemical properties, which align with rigorous industry standards. In color cosmetics, such as eyeshadows and lipsticks, their refined optical properties enable vibrant visual effects while mitigating health risks. In personal care applications, including sunscreens and loose powders, their chemical inertness and smooth texture contribute to enhanced safety and improved user experience. Collectively, these advanced low-heavy-metal substrates are positioning pearlescent pigments as high-performance, health-safe solutions, thereby accelerating their penetration into safety-critical markets.

Rapid Growth in High Value-Added Applications. Pearlescent pigments are making strong inroads into high value-added sectors such as household appliances, 3C electronics, luxury packaging, and anti-counterfeiting. In appliances, they deliver contemporary, abrasion-resistant finishes; in electronics, they offer iridescent effects and enhanced durability; and in luxury packaging and anti-counterfeiting, they boost visual appeal and provide security features, strengthening product and brand competitiveness.

Emerging Applications in Wind Energy and Robotics. The demand for pearlescent pigments is further expanding with applications in wind energy and robotics. These pigments enhance the durability and visibility of industrial and service robots, offering both functional benefits and advanced aesthetics. In the wind energy sector, pearlescent coatings protect turbine blades from UV damage and improve tower visibility for aviation safety, supporting both product longevity and operational reliability.

Our Products

We produce all of our pearlescent pigments at our self-owned and vertically integrated facility in Nanyang, Henan Province, using proprietary technologies for mica treatment, oxide coating, classification, and dispersion control. Our pigments are primarily based on wet-ground natural mica or synthetic mica substrates, coated with titanium dioxide or other functional oxides such as iron oxide, chromium oxide, or ferric ferrocyanide.

Each product series is engineered to deliver unique optical effects—such as shimmer, sparkle, color-shift, or metallic brilliance—while offering excellent compatibility with a broad spectrum of industrial applications including coatings, plastics, cosmetics, printing, and personal care. Our catalogue currently includes 18 major series and over 300 SKUs.

To meet the technical and aesthetic demands of various markets, we group our products into four key categories: Functional Performance Series, Natural Mineral Series, Industry-Specific Pigments, and Processing-Engineered Solutions.

Our revenue is reported by commercial product lines, while the four product categories described here are optical/technical groupings used for product development and marketing. Specifically: (i) “pearlescent pigments” revenue comprises finished pigment powders drawn from all four categories (Functional Performance Series, Natural Mineral Series, Industry-Specific Pigments, and Processing-Engineered Solutions); (ii) “industrial intermediates” revenue primarily reflects precursor or auxiliary materials (e.g., treated mica substrates or dispersion aids) developed within the Processing-Engineered Solutions category and supplied for downstream formulation; and (iii) “powder coatings” revenue relates to formulated coating products incorporating our pigments, typically derived from Industry-Specific Pigments tailored for coatings applications. As a result, a given product series may contribute to more than one revenue category depending on whether it is sold as a finished pigment, as an intermediate input, or as part of a formulated coating.

Functional Performance Series

These pigments feature advanced multi-layer structures and engineered substrate technologies designed to achieve heightened visual and functional performance.

Synthetic Crystal Series: Featuring synthetic mica substrates, this series offers exceptional brightness, uniformity, and temperature resistance. Ideal for extrusion-molded plastics, cosmetics, and high-performance coatings.

Diamond Loong Series: Renowned for its sharp reflectivity and intense metallic shine, this series is widely used in decorative plastics, premium gift packaging, and automotive trim components.

3D Magnetic Conductive Series: Integrates vivid color with magnetic responsiveness, making it suitable for anti-counterfeit printing, conductive inks, and smart packaging solutions.

Chameleon & Super Chameleon Series: Offers advanced interference-based color-shifting effects depending on angle and light, widely used in automotive topcoats, personal electronics, and prestige cosmetics.

Iridescent Series: Offers a natural nacre-like shimmer, perfect for nail polish, decorative coatings, and translucent injection-molded parts.

Natural Mineral Series

Crafted from untreated or minimally processed natural mica with specialized surface coatings, the Natural Mineral Series offers warm, mineral-inspired hues and a nature-oriented finish. These pigments emphasize authenticity and subtle elegance across a range of applications.

Natural Silver-White Series: Produces an elegant, low-saturation metallic white with smooth reflectivity. Commonly used in printing paper, leather goods, and decorative wallpaper.

Natural Golden Series: Enhanced with iron oxide coatings to evoke rich golden tones. Ideal for inks, artisanal crafts, and niche home décor products.

Natural Iron Red Series: Utilizes ferric oxide-coated mica to replicate the earthy warmth of red-toned minerals. Suitable for ceramics and construction-grade coatings.

Natural Coloration Series: Features naturally colored substrates with mineral inclusions, delivering soft green, brown, and clay hues with a natural matte luster. Perfect for eco-conscious designs and organic aesthetics.

Industry-Specific Pigments

Each series in this category is specifically designed and validated to meet the processability, safety, and regulatory requirements of its target industry.

Cosmetics Series: Particle sizes range from <15μm to 1000μm. All grades comply with cosmetic-grade safety standards and have successfully passed the SGS-CSTC Standards Technical Services Co., Ltd., Guangzhou Branch tests. These pigments are suitable for use in pressed powders, nail polishes, lip glosses, and personal care emulsions.

Textile Printing Series: Designed for rotary, screen, and digital textile printing processes. Offers stable dispersion, strong wash fastness, and excellent compatibility with both synthetic and natural fibers.

Plastics Series: Formulated for extrusion, injection molding, and blow molding applications. These pigments are thermal and shear-resistant, with controlled particle size and orientation retention. Compatible with a wide range of polymers including PET (polyethylene terephthalate), PC (polycarbonate), PP (polypropylene), PMMA (polymethyl methacrylate), and more.

Optimized for gravure, flexographic, and screen printing. Suitable for use on paper, cardboard, BOPP films (biaxially oriented polypropylene), PVC laminates, and metallized substrates. Maintains orientation and adhesion under high-speed printing and thermoforming conditions.

Processing-Engineered Solutions

Developed through collaborative R&D with clients, these product systems are tailored to solve specific processing challenges encountered in end-use manufacturing.

Blow Molding-Ready Pigments: Platelet-shaped pigments engineered for high orientation retention during extrusion blow molding. Ideal for cosmetic bottles, hollow containers, and molded packaging requiring consistent visual effects and structural integrity.

Dual-Extrusion Effects: Pigments tailored for multilayer plastic structures, such as outer luster films combined with opaque, UV-resistant inner layers. Designed to maintain visual brilliance and functional separation across complex extrusion profiles.

Cosmetic Fillers: Surface-treated pigments designed for stability in oil/water emulsions, emulsifiers, and anhydrous formulations. Suitable for use in color cosmetics and skincare products requiring high compatibility and long-term dispersion stability.

Thermoforming Laminates: High-purity mica systems compatible with heated expansion processes, producing decorative relief finishes ideal for wallpapers, furniture films, and other thermoformed surfaces.

Our Challenges

As a specialized pigments company, we are committed to innovation, quality, and sustainable growth. However, the nature of our industry and operations presents several challenges, risks, and uncertainties that may impact our ability to execute our strategic objectives effectively.

Raw Material Supply and Cost Volatility

Our products rely on specific mineral and chemical inputs, some of which are sourced globally. Disruptions in supply chains or significant price fluctuations, due to geopolitical tensions, environmental regulations, or market demand, can affect production costs and delivery timelines. We work with a limited number of specialized suppliers for key raw materials and processing technologies. Any interruption in these relationships or supplier performance could hinder our ability to maintain product quality and consistency.

Intellectual Property Protection and Competitive Landscape

In the pigments industry, maintaining a competitive edge requires both technological innovation and strategic protection of proprietary assets. Our success is built on unique formulations, advanced surface treatments, and specialized processing technologies that differentiate our products in the market. However, failure to adequately protect our intellectual property could lead to imitation, unauthorized use, and erosion of brand value, ultimately impacting our market share and profitability.

At the same time, we operate in a highly competitive global market, facing pressure from both established manufacturers and emerging players. Rapid innovation cycles, aggressive pricing strategies, and evolving customer preferences demand continuous investment in research and development, product differentiation, and customer engagement. To stay ahead, we must not only innovate but also safeguard our innovations, ensuring that our intellectual capital translates into sustainable growth and long-term value.

Our Revenue Model

We generate revenue primarily through the production and sale of our proprietary pearlescent pigment products, which we produce at our own facility in Nanyang, China.

Our business is structured as a vertically integrated manufacturing model. We do not resell third-party products, but instead generate revenue exclusively from pigments developed, formulated, and produced in-house. Our customers include industrial end-users and distributors across industries such as coatings, plastics, printing, and cosmetics.

We determine product pricing based on factors such as formulation complexity, material cost, customization level, and order volume. Higher-margin revenue is typically associated with technically advanced series such as the Synthetic Crystal Series, Super Chameleon Series, and cosmetic-grade pigments.

In select cases, technical consulting and application support services are provided as value-added offerings included in the product sales price, without separate charges. These value-added services do not result in additional fees and are considered part of the overall product pricing. Revenue is recognized when control of goods is transferred to the customer, typically upon shipment according to agreed Incoterms.

Pricing Policy

We maintain a value-based and customer-centric pricing policy, aligned with our positioning as a vertically integrated manufacturer of high-performance pearlescent pigments. Our product pricing reflects formulation complexity, raw material costs, particle engineering specifications, certification requirements (e.g., REACH, FDA), and order volume.

To ensure competitiveness across domestic and export markets, our sales and pricing team regularly benchmarks product pricing against peer companies and market indices. Our higher-margin SKUs are typically associated with premium technical series such as Synthetic Crystal, Super Chameleon, and high-purity cosmetic-grade pigments.

We offer tiered pricing strategies to accommodate different purchasing volumes and client categories, including strategic accounts and distributors. For large-volume or repeat customers, which accounted for approximately half of our total sales in recent periods and are significant in relation to our overall sales, we may provide negotiated discounts or bundled pricing based on total contract value.

Our pricing policies are reviewed regularly through internal cross-functional meetings involving sales, finance, and operations teams. Adjustments are made in response to fluctuations in raw material input costs, exchange rate movements, or evolving market dynamics.

Our Customers

Our customers primarily consist of industrial manufacturers and distributors across coatings, plastics, printing, and cosmetics industries. We maintain direct customer relationships in approximately 40 countries, with key direct customer markets concentrated in Algeria, Turkey, Morocco, Italy, Pakistan, and Thailand.

Beyond our direct customers, our products are further resold by distributors to downstream end users in over 80 countries and regions, covering markets across Asia, Europe, the Americas, Africa, and the Middle East. We serve both domestic and international accounts, ranging from small and medium-sized enterprises seeking cost-effective pigment solutions to multinational brands demanding high-performance, specialty-grade products.

Many of our direct customers are repeat buyers due to the technical support and product customization we provide, including formulation assistance, regulatory compliance documentation (e.g., FDA, REACH), and batch consistency for demanding applications. In the ordinary course of business, we enter into pro forma invoice arrangements with customers to confirm key commercial terms prior to shipment, including product specifications, quantities, pricing, delivery terms, and payment terms. These pro forma invoices function as binding order confirmations when countersigned or otherwise accepted by the customer.

Given the fast-paced nature of end-use industries such as plastics and color cosmetics, our customers require stable supply cycles, flexible lead times, and product adaptability. To meet such expectations, we maintain an intelligent manufacturing and inventory system that allows for batch-level tracking, efficient order fulfilment, and technical consultation. We typically complete delivery within a few business days of production for most SKUs.

We maintain internal credit evaluation processes to assess customer transaction history, payment performance, and transaction size. For long-term customers with strong credit performance, we may offer extended payment time. For certain international customers, we coordinate with third-party trade credit insurer, the China Export & Credit Insurance Corporation (“CECIC”) to manage receivables risk and ensure payment protection, such as investigating the customers’ capital and credibility. If the payment cannot be collected, the CECIC will recover the payment.

For the years ended March 31, 2024 and 2025, we derived a significant percentage of total revenues from a few direct customers. Our three largest direct customers (together with their respective affiliates) accounted, in the aggregate, for approximately 26.86% and approximately 23.25% of total revenues for the years ended March 31, 2024, and 2025, respectively.

The following table sets forth a summary of single direct customers who represent 10% or more of our total accounts receivable:

	As of March 31, 2024	As of March 31, 2025
Customer A	26.64%	-
Customer B	16.80%	-
Customer C	-	28.52%
Customer D	-	11.89%
Customer E	-	10.47%

Our Suppliers

Our suppliers primarily consist of domestic producers of key raw materials used in the manufacture of pearlescent pigments, including natural mica, synthetic mica, titanium dioxide, and functional metal oxides. We source from a select group of qualified suppliers with whom we maintain long-term procurement relationships. As of March 31, 2025, we have entered into purchase agreements with multiple upstream partners, including Luoyang Yunzhu Chemical Products Co., Ltd., Meizhou Sanbao Guangjing Mica Technology Co., Ltd., and Luoyang Beiliqin Chemical Co., Ltd., among others.

According to the industry report issued by CIC, India accounts for over 50% of global high-quality natural mica production. However, we have never imported natural mica or other raw materials from India, and, as of the date of this prospectus, we have not encountered raw material shortages.

Our procurement agreements typically specify the type and grade of raw materials, quantity, quality standards (e.g., particle size, purity, moisture content), packaging requirements, and applicable certifications. All materials must be delivered in original factory-sealed packaging to ensure traceability and quality assurance. The agreements also define payment terms, delivery schedules, and logistics arrangements, including designated delivery locations and acceptance protocols.

We conduct supplier selection and evaluation based on a range of criteria, including product consistency, pricing competitiveness, delivery reliability, and compliance with environmental and safety standards. Prior to entering into any agreement, we perform background checks and quality verification on sample batches. We also monitor supplier performance on an ongoing basis, including delivery timeliness, batch conformity, and responsiveness to quality issues.

To ensure stable supply and mitigate procurement risk, we maintain dual or multi-source strategies for critical raw materials. In addition, we periodically review supplier performance and may adjust sourcing allocations based on quality, cost, and service metrics.

For the years ended March 31, 2024 and 2025, our purchases were concentrated on a few major suppliers. Our three largest suppliers accounted, in the aggregate, for approximately 40.19% and approximately 48.44% of total purchases for the years ended March 31, 2024 and 2025, respectively.

The following table sets forth a summary of single suppliers who represent 10% or more of our total accounts payable:

	As of March 31, 2024	As of March 31, 2025
Ningbo Li Chuang New Energy Co., Ltd. Ningbo Li Chuang New Energy Co., Ltd.	—%	19.79%
Dengzhou Yingqi Trading Firm	15.02%	14.34%
Dengzhou Zehui Building Materials Trading Firm	15.00%	14.32%
Sheqi County Libaoxiang Trading Firm	10.17%	—%

Marketing and Sales Activities

We believe that the most effective form of marketing is to continually enhance our customer experience, as customer satisfaction engenders word-of-mouth referrals and repeat purchases. We hold marketing activities and place advertisements through online and offline channels.

Our marketing activities

Our online marketing activities are through the online portals and digital platforms. We promote and sell our products through our official website and various international B2B e-commerce platforms such as “Alibaba.com” (Company Overview - Henan Lingbao New Materials Technology Co., Ltd.). We also publish articles, news, and promotional information and categories of the products through our official website. These online channels enable us to reach a broader global audience, increase brand visibility, and support direct sales and lead generation.

Our sales activities

Our sales team is divided into two sections: the international business team and the domestic business team. The international business team is comprised of salespeople from various fields, including global trade, business English, materials technology, and other disciplines and some of them have many years of experience in international trade. Our domestic business relied on the distributors and we signed long-term cooperation agreements with them. We maintain an online presence through our website and utilize the Alibaba.com trading platform for e-commerce. Additionally, we participate in approximately eight international exhibitions each year, including events focused on rubber and plastics, paints, colors, and cosmetics.

Competition

We operate in the global pearlescent pigment industry, which is characterized by a combination of multinational chemical companies, regional manufacturers, and specialized pigment producers. At the same time, we are facing pressure from both established manufacturers and emerging players. Rapid innovation cycles, aggressive pricing strategies, and evolving customer preferences demand continuous investment in research and development, product differentiation, and customer engagement.

The global pearlescent pigment industry is currently undergoing a period of technological advancement and refined development, characterized by the widespread adoption of diversified substrates such as synthetic mica. With high technical barriers remaining, leading global manufacturers remain focused on improving pigment performance and expanding application areas, thereby accelerating the shift toward high-end, performance-oriented product portfolios. According to CIC, the global pearlescent pigment market grew from RMB12,418 million in 2019 to RMB18,129 million in 2024. These innovations not only reduce reliance on natural mica but also enhance product purity, consistency, and manufacturing stability, facilitating scalable and high-quality production to address increasing global demand.

The pearlescent pigment industry in China traces its origins to the late 1980s and has experienced significant acceleration in growth since the onset of the 21st century. Notably, since 2016, the industry has entered a new era of innovation, marked by the emergence of second-generation products based on synthetic mica. This ongoing phase of consolidation has bolstered the global presence and brand recognition of Chinese enterprises, with high-end products increasingly recognized by international automotive and cosmetics brands. As a result, domestic industry participants are transitioning from a follower position to that of active leaders, thereby positioning themselves for direct competition with established global market leaders.

To stay ahead, we must not only innovate but also safeguard our innovations, ensuring that our intellectual capital translates into sustainable growth and long-term value. We believe we are well-positioned to compete effectively due to our manufacturing model, broad product portfolio of over 300 SKUs across 18 series, and our ability to provide customized pigment solutions for coatings, plastics, cosmetics, and printing applications. Our in-house R&D capabilities, international certifications (including REACH, ISO 9001, and FDA compliance for cosmetic-grade pigments), and export experience to over 80 countries further enhance our competitiveness.

However, some of our current or potential competitors may have greater brand recognition, financial resources, or global marketing infrastructure. See “Risk Factors — Our industry is highly competitive, which may affect our market share and margins.” and “Industry Overview” for more information and discussions.

Seasonality

Our operating results and operating cash flows historically have not been subject to seasonal variations.

Insurance

We currently maintain export credit insurance through CECIC and also maintain group personal accident insurance (group accident medical insurance and group hospitalization daily allowance insurance) through New China Life Insurance Company Ltd. (NCI).

We provide social security insurance, including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan for most of our employees except for those who are retired and rehired and voluntarily choose not to be enrolled in our insurance system. We do not carry any key-man life insurance, business interruption insurance and product liability insurance. Even if we purchase these kinds of insurance, the insurance may not fully protect us from the financial impact of defending against product liability or professional liability claims. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China.

Our PRC subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of social insurance and housing provident fund contributions. The management believes that the likelihood that the Company may be required to make these additional contributions is very low. In the event that our PRC subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fees or fines in relation to the underpaid employee benefits. Please see “Risk Factors - Risks Related to Our Business and Industry - Non-compliance with labor-related laws and regulations of the PRC may have an adverse impact on our financial condition and results of operation.” for more discussions.

Same for the above, we do not maintain any other liability insurance. We plan to review and renew existing insurance coverage before the expiration, to ensure that our coverage remains adequate and relevant to our operational needs and legal obligations. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits.

Data Privacy and Security

We are committed to protecting the confidentiality and integrity of the business information shared with us by our customers, suppliers, and partners. In the course of providing customized pigment solutions and technical services, we only collect and process information that is relevant to our manufacturing, logistics, or regulatory support activities, and only with the appropriate consent or contractual basis.

We implement a robust internal data security framework to safeguard sensitive commercial, technical, and personal data. This includes controlled access management, encryption of confidential records, and the use of secure channels for information exchange. Access to non-public data is strictly limited to authorized personnel and governed by internal data protection protocols.

In support of business continuity, we maintain regular data backups on secure, segmented systems. Core operational and customer data are backed up daily or in real time, depending on criticality, to reduce the risk of loss or unauthorized alteration.

Intellectual Property Rights

We regard our patents, copyrights, trademarks, trade secrets and other intellectual property rights as critical to our success. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Our intellectual property portfolio included the following:

As of the date of the prospectus, we had 31 registered patents in China, covering invention patents and utility patents, eight registered trademarks, one copyright and one domain.

Patent Information

Set forth below is a detailed description of our registered patents:

No.	Patent Description	Holder	Patent Type	Patent Number	Publication Date
1.	An anti-caking drying device	Henan Lingbao	utility model	ZL 2023 2 2877057.7	2024-07-09
2.	A calcination apparatus facilitating raw material loading and unloading	Henan Lingbao	utility model	ZL 2022 2 2842480.9	2023-04-28
3.	A raw material mixing device with anti-settling function	Henan Lingbao	utility model	ZL 2022 2 2802340.9	2023-01-24
4.	A multi-stage grinding device for raw materials	Henan Lingbao	utility model	ZL 2022 2 2608280.7	2023-01-13
5.	An integrated crushing and grinding system for mica flakes	Henan Lingbao	utility model	ZL 2021 2 2005393.3	2022-03-01
6.	A crushing, classification, and filtration device for mica flakes	Henan Lingbao	utility model	ZL 2021 2 2001066.0	2022-01-18
7.	A stirring apparatus for the preparation of graphene-based pearlescent pigments	Henan Lingbao	utility model	ZL 2021 2 2005480.9	2022-01-18
8	A high-efficiency dust-free drying device for pearlescent pigments	Henan Lingbao	utility model	ZL 2021 2 2001097.6	2022-01-18
9	A post-calcination washing device used in pearlescent pigment production	Henan Lingbao	utility model	ZL 2021 2 1215457.6	2021-12-07
10	A thermal energy recovery device for calcination flue gas in pearlescent pigment production	Henan Lingbao	utility model	ZL 2021 2 1215481.X	2021-11-16
11	An intelligent grading and screening apparatus for pearlescent pigments	Henan Lingbao	utility model	ZL 2020 2 0879485.7	2021-06-04
12	A preparation process for photochromic pearlescent pigments	Henan Lingbao	utility model	ZL 2019 1 1123305.0	2021-05-04

13	A wastewater detoxification treatment device for pearlescent pigment production	Henan Lingbao	invention model	ZL 2020 2 0890157.7	2021-02-19
14	A rapid hydrolysis apparatus for pearlescent pigments	Henan Lingbao	utility model	ZL 2020 2 0879501.2	2021-02-05
15	A reaction kettle adapted for the hydrolysis of pearlescent pigments	Henan Lingbao	utility model	ZL 2020 2 0877962.6	2021-01-19
16	A dust recovery device for pearlescent pigment production	Henan Lingbao	utility model	ZL 2020 2 0873982.6	2021-01-08
17	A crushing, classification, and filtration device for mica flakes	Henan Lingbao	utility model	ZL 2020 2 0889977.4	2021-01-08
18	A filtration and separation system for wastewater from pearlescent pigment production	Henan Lingbao	utility model	ZL 2020 2 0874862.8	2021-01-08
19	A dust treatment device adapted for pearlescent pigment production	Henan Lingbao	utility model	ZL 2020 2 0889422.X	2020-12-25
20	A thermal energy recovery system in pearlescent pigment production	Henan Lingbao	utility model	ZL 2020 2 0879494.6	2020-12-11
21	A novel thermal aging energy recovery device for pearlescent pigments	Henan Lingbao	utility model	ZL 2018 1 1343615.9	2020-12-11
22	A preparation method for pure silver crystal pearlescent pigments	Henan Lingbao	invention model	ZL 2019 2 0268544.4	2019-12-03
23	A stirring apparatus for use in pearlescent pigment production	Henan Lingbao	utility model	ZL 2019 2 0268945.X	2019-11-05
24	A water treatment system used in pearlescent pigment manufacturing	Henan Lingbao	utility model	ZL 2019 2 0268944.5	2019-11-05
25	An air classification machine for pearlescent pigments	Henan Lingbao	utility model	ZL 2019 2 0268540.6	2019-11-05
26	A novel drying oven	Henan Lingbao	utility model	ZL 2019 2 0268545.9	2019-11-05
27	A novel pan mill	Henan Lingba	utility model	ZL 2014 1 0490792.5	2016-01-27
28	A preparation method for iron-based crystal-effect pigments	Henan Lingbao	invention model	ZL 2014 1 0490774.7	2016-01-27
29	A medium steam condensation recycling device convenient for maintenance	Henan Lingbao	utility model	ZL202421079977.2	2024-12-27
30	A rolling transmission device with protective structure	Henan Lingbao	utility model	ZL202420870185.0	2025-03-14
31	A Grinding and screening device	Henan Lingbao	utility model	ZL202421818856.5	2025-07-11

Trademark Information

Set forth below is a detailed description of our registered trademarks:

No	Country	Trademark Name	Trademark	Publication Date	International Classification	Trademark Validity Period	Trademark Status
1	PRC	9786884		2011-08-01	1	20 years	Registered

2	PRC	9786886		2011-08-01	3	20 years	Registered

3	PRC	9785659		2011-08-01	42	20 years	Registered

4	PRC	9786890		2011-08-01	40	20 years	Registered

5	PRC	9786885		2011-08-01	2	20 years	Registered

6	PRC	9786889		2011-08-01	36	20 years	Registered

7	PRC	8379625		2010-06-10	35	20 years	Registered

8	PRC	3969975		2004-03-22	2	20 years	Registered

Copyright Information

Set forth below is a detailed description of our registered copyright of art works:

Registration Number	Full Name of Works	Category of Works	Date of Registration
2010-F-030476	Lingbao trademark graphic	Art works	2010-09-20

Domain Information

Set forth below is a detailed description of our registered domain:

License Number	Domain Name	Date of Registration	Date of Expiration
豫ICP备2021006577号-1	chinalingbao.com	2004-03-27	2028-03-27

We implement a set of comprehensive measures to protect its intellectual properties, in addition to making patents and other IPs. Key measures include: (i) timely registration, filing, and application for ownership of its intellectual properties, (ii) actively tracking the registration and authorization status of intellectual properties and taking action in a timely manner if any potential conflicts with its intellectual properties are identified, and (iii) clearly stating all rights and obligations regarding the ownership and protection of intellectual properties in all employment contracts and commercial contracts it enters into.

As of the date of this prospectus, we have not been subject to any material disputes or claims for infringement upon third parties’ trademarks, licenses, and other intellectual property rights in China.

Research and Development

We operate within the pearlescent pigment industry, a specialized segment of the broader pigment industry, focusing on the research, development, production, and sales of wet-ground mica and titanium dioxide-coated mica-based pearlescent pigments. Research and development are central to our competitive edge. Our R&D framework is anchored by a dedicated in-house Technology R&D Center and technical collaborations with the academic and research institutions in the field of non-metallic mineral materials, such as Nanyang Institute of Technology, South China University of Technology and Institute of Metal Research, Chinese Academy of Sciences. We have signed the framework agreements with these universities and institutions and no material or confidential terms binding us. As our development of the business, we will enter into material cooperation agreements with them.

As of the date of the prospectus, we held over 31 patents and proprietary technologies covering core areas such as surface treatment of pearlescent pigments, optical layering design, and synthetic mica crystallization. We believe these capabilities allow us to develop highly customized, performance-driven pigment solutions tailored to emerging applications, including sustainable plastics, eco-friendly cosmetics, smart coatings, and humanoid robot.

Our research and development expenses mainly comprise costs of materials used for experiments, employee salaries and welfare expenses, and depreciation expenses related to research and development activities. Our research and development expenses decreased by 23.27% from approximately $0.38 million for the year ended March 31, 2025, to approximately $0.29 million for the year ended March 31, 2024, which was primarily due to a decrease in the raw materials required for R&D projects in fiscal 2025.

We plan to increase our annual R&D investment and enhance the capabilities of our in-house Technology Research Centre. Key priorities include developing new pigment chemistries and coating systems with improved adhesion, refractive index control, and compatibility across substrates; using simulation tools such as optical modeling and particle analysis to optimize shimmer, color intensity, and chromatic shift; and partnering with research institutes and technical universities to co-develop advanced material applications, including aerospace coatings, optoelectronic materials, and sustainable plastics. We also aim to strengthen our application engineering and customer co-creation programs to support early-stage collaboration and long-term customer relationships.

Environmental Matters

We strictly adhere to environmental protection regulations to meet discharge standards. We engage certified testing organizations to conduct on-site sampling and provide testing reports. If new products are developed in the future and environmental measures are needed according to law, we will take corresponding environmental protection measures according to relevant laws and regulations.

As of the date of this prospectus, we are not aware of any warning, investigations, prosecutions, disputes, claims, or other proceedings in respect of environmental protection; however, we may be fined or penalized if we fail to obey the related environmental laws and regulations by the relevant government authorities.

Properties

We are headquartered in Nanyang City, Henan Province, China with one parcel of land use rights, 13 major production-related properties and has one leased property currently in use.

Land Use Rights

As of the date of this prospectus, Henan Lingbao possesses one parcel of land use rights. Under PRC law, “land use rights” refer to a state-granted right to use and benefit from land for a fixed term, evidenced by a land use rights certificate and typically obtained by grant from the government; this is distinct from a leasehold interest, which is a contractual right to occupy property under a lease with the land user/owner. The specific details of the parcel are as follows:

Unit: square meters

No.	Right Holder	Property Right/Land Use Right Certificate No.	Location	Area (㎡)	Land Use	Right Termination Date
1	Henan Lingbao	Wan Shi Tu Guo Yong (2011) No. 00521	North of Wangtang Village Committee, Lihe Township	25,831.8	Industrial/Land for factory buildings	2061.07.31

Owned Properties

As of the date of this prospectus, Henan Lingbao has obtained property ownership certificates for 13 major production-related properties, with specific details as follows:

Unit: square meters

No.	Owner	Property Right/House Ownership Certificate No.	Floor Area (㎡)	Planned Use	Mortgage Status
1	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0098647	43.79	Industrial/Land for gatehouse	No
2	Henan Lingbao	Yu (2024) Nanyang City Property Right No. 0004056	1,653.67	Industrial/Land for factory buildings	Yes
3	Henan Lingbao	Yu (2024) Nanyang City Property Right No. 0004058	1,501.76	Industrial/Land for factory buildings	Yes
4	Henan Lingbao	Yu (2024) Nanyang City Property Right No. 0004055	1,500.53	Industrial/Land for factory buildings	Yes
5	Henan Lingbao	Yu (2024) Nanyang City Property Right No. 0004057	1,500.53	Industrial/Land for factory buildings	Yes
6	Henan Lingbao	Yu (2024) Nanyang City Property Right No. 0004059	921.10	Industrial/Land for factory buildings	Yes
7	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0097653	1,047.28	Industrial/Land for factory buildings	No

8	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0097651	1,884.16	Office	No
9	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0099413	282.27	Factory building	No
10	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0106892	152.02	Industrial/Land for factory buildings	No
11	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0029080	57.50	Industrial/Land for factory buildings	No
12	Henan Lingbao	Yu (2021) Nanyang City Property Right No. 0097697	951.65	Industrial/Land for office	Yes
13	Henan Lingbao	Yu (2024) Nanyang City Property Right No. 0013436	2,661.72	Industrial/Land for workshop	Yes

According to the confirmation by Henan Lingbao and verification by our PRC counsel, as of the date of this prospectus, Henan Lingbao legally owns the aforementioned properties and is entitled to possess and use them in accordance with the law. The rights and interests of these properties are protected by Chinese law, and there are no ownership disputes or conflicts regarding these properties.

Henan Lingbao holds one building without a property ownership certificate, covering an area of 299.68 square meters. The relevant property certificate procedures are being processed. As reviewed by our PRC counsel, the property rights risk of this building is relatively low and will not constitute a material obstacle to the Offering.

Leased Properties

As of the date of this prospectus, Henan Lingbao acts as the lessor with respect to one leased property currently in use, with specific details as follows:

Unit: square meters

No.	Lessee	Property Location	Lease Term	Area	Property Certificate No.
1	Nanyang Wandelong Commerce and Trade Co., Ltd.	First floor of the storefront building of Lingbao New Materials Technology Co., Ltd., Lihe Industrial Park, south of the intersection of S103 and Lihe New Street, Wancheng District, Nanyang City	2023.05.01 to 2038.04.30	1,160 m2	Yu (2024) Nanyang City Property Right No. 0013436

We believe the above properties are adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Facility

As of the date of this prospectus, our principal manufacturing operations are conducted at our wholly owned production facility located in Nanyang City, Henan Province, China. This facility occupies a land area of approximately 36,300 square meters and serves as the centralized site for our research and development, manufacturing, warehousing, and quality assurance activities.

Our facility is designed as an intelligent production center for pearlescent pigments based on wet-ground mica and synthetic mica substrates. The site is equipped with two fully automated production lines, incorporating proprietary coating, calcination, classification, and packaging processes, and is supported by automated batching and closed-loop water purification systems. These lines are capable of producing a combined annual capacity of up to 3,000 metric tons of mica powders and pearlescent pigments under standard operating conditions.

The facility is certified under ISO 9001 (Quality Management System) and ISO 14001 (Environmental Management System), and has implemented operational protocols in compliance with REACH, SGS, and other international product safety and environmental standards. In October 2024, we were officially recognized as a High-Tech Enterprise, and our site has also been designated a Green Factory by relevant municipal and provincial authorities.

Quality Control

We are committed to offering our customers high quality products that meet our customer requirements. We have implemented quality inspection and testing procedures at our own facility.

Additionally, we have a series of quality assurance testing detailed rules designed to ensure product quality and safety throughout the procurement and production cycle, such as the detailed rules for incoming inspection and assessment of raw materials, inspection and assessment rules for incoming finished products of finely divided mica, inspection and assessment rules for the intermediate process of the pearlescent workshop, and inspection and assessment rules for incoming finished products of pearlescent pigments.

Employees

As of March 31, 2024 and 2025, we had 95 (91 full-time employees and four temporary employees), and 101 (92 full-time employees and nine temporary employees), respectively, in Nanyang Henan. The following table sets forth the number of our employees by function as of March 31, 2025.

Function	Number	Percentage of Total
Management	3	2.97%
Production	66	65.34%
Sales	9	%
Administrative	6	8.91%
Quality Control	5	4.95%
Maintenance	3	2.97%
Financial	4	3.96%
Warehouse	5	4.95%
Total	101	100%

We have signed employment agreements and confidentiality agreements with all of our employees. In accordance with the requirements of Chinese laws and regulations, we participate in various social security plans organized by provincial and municipal governments, including endowment insurance, medical insurance, unemployment insurance, maternity insurance, work-related injury insurance and housing provident fund. Under PRC law, we are required to contribute a specified percentage of our employees’ salaries, bonuses and certain allowances to the employee social security scheme up to the maximum amount prescribed by the local government from time to time.

We believe that we maintain a good working relationship with our employees and we have not experienced any labor disputes. None of our employees are represented by a union or covered by a collective bargaining agreement.

Legal Proceedings

We may from time to time become involved in legal proceedings or be subject to claims in the normal course of our business. We are not currently involved in any legal proceedings that management believes are adverse to us and that would have a material adverse effect on our business, financial condition, results of operations or cash flows, except as detailed below. Regardless of the outcome, litigation will adversely affect us due to the cost of defense and settlement, the diversion of administrative resources, and other factors.

Financial Advisor Engagement

We have engaged DAO Capital Group Limited (“DAO Capital”) as our financial advisor for our overseas capital raising plan. Under the terms of the agreement, DAO Capital is entitled to a success-based fee equal to 3% of proceeds raised overseas, payable by the Company only upon the successful completion of the Offering. DAO Capital is not a broker-dealer registered in the United States or in any other jurisdiction, and will not participate in any selling efforts in connection with this offering. The compensation payable to DAO Capital is solely for financial advisory and IPO preparation services rendered prior to the Offering, and will be paid directly by us following the closing of the offering.

REGULATIONS

This section summarizes the principal PRC laws, regulations, and rules relevant to our business and operations in the PRC. The summary does not purport to be a complete description of all laws and regulations applicable to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in effect as of the date of this prospectus, which may be subject to change.

Laws and regulations and rules related to foreign investment in the PRC

The incorporation, operation and management of Chinese companies are mainly governed by the PRC Company Law, which was most recently amended on December 29, 2023 and became effective on July 1, 2024, which is applicable to both PRC domestic companies and foreign-invested companies. Investment activities of foreign investors in China are also governed by the Foreign Investment Law of the PRC, which was approved by the National People’s Congress of the PRC on March 15, 2019, and shall be implemented with effect from January 1, 2020, together with the Implementing Regulation for the Foreign Investment Law of the PRC promulgated by the State Council on December 26, 2019 and the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Foreign Investment Law of the PRC promulgated by the Supreme People’s Court on December 26, 2019. The Law of the PRC on Foreign Investment and its Implementation Regulations supersede the previous three effective foreign investment laws and their respective implementation regulations, namely, the Law of the PRC on Sino-Foreign Equity Joint Ventures, the Law of the PRC on Sino-Foreign Cooperative Joint Ventures and the Law of the PRC on Wholly Foreign-owned Enterprise.

Furthermore, foreign-invested enterprises (the “FIEs”) are also subject to regulations under departmental rules, such as the Catalog of Industries for Encouraging Foreign Investment (Encouraging Catalog) and the Special Administrative Measures (Negative List) for Foreign Investment Access, each of which was promulgated and amended from time to time by the MOFCOM and the National Development and Reform Commission of the PRC (the “NDRC”).

Guidance Catalog of Industries for Foreign Investment

The Encouraging Catalog and the Negative List lay out the basic framework governing foreign investment in China, classifying businesses into three categories, namely the “encouraged” category, the “restricted” category, and the “prohibited” category, based on the level of participation allowed to and conditions required of foreign investment. On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version) (the “Encouraging Catalog 2022”), which became effective on January 1, 2023 and replaced the previous Encouraging Catalog.

On September 6, 2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investment (2024 Version) (the “Negative List 2024”), which became effective on November 1, 2024 and replaced the previous Negative List. Any industry not listed on the Negative List 2024 is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our principal business operations do [not] fall under the “encouraged” category in the Encouraging Catalog 2022, and do [not] fall under the “restricted” category or the “prohibited” category under the Negative List 2024.

The Foreign Investment Law

The Foreign Investment Law is formulated to further expand the opening-up of the Chinese economy, vigorously promote foreign investment and safeguard the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, a foreign investment means any foreign investor’s direct or indirect investment in China, including: (i) establishing the FIEs in China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or by the State Council of the PRC (the “State Council”). Foreign investments are entitled to pre-entry national treatment and are subject to the Negative List. The pre-entry national treatment means that the treatment accorded to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The State implements special administrative procedures for access to foreign investment in specific fields and foreign investors shall not invest in any prohibited fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields. The Implementing Regulations on the Foreign Investment Law of the PRC have introduced the “look-through” principle and further provided that investments made by FIEs in China should also be governed by the Foreign Investment Law of the PRC and its Implementing Regulations.

The investment, earnings and other legitimate rights and interests of a foreign investor within the territory of China shall be protected in accordance with the law, and all national policies supporting the development of enterprises shall apply equally to FIEs. The State guarantees that FIEs are able to participate in the formulation of standards in an equal manner and government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. The State may levy or expropriate the investment of foreign investors in accordance with the law for the public interest. The expropriation and requisition shall follow legal procedures and timely and reasonable compensation shall be given. In business activities, FIEs shall comply with applicable rules and regulations on labor protection, social insurance, tax, accounting, foreign exchange and other matters prescribed by law.

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation.

On December 30, 2019, the MOFCOM and the State Administration for Market Regulation of the PRC (the “SAMR”) jointly issued the Measures for Reporting of Foreign Investment Information (the “Foreign Investment Information Measures”), which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, foreign investors and FIEs in the PRC shall submit information relating to their investment through the Enterprise Registration System and the National Enterprise Credit Information Publicity System established by the SAMR by submitting initial reports of establishment, reports on changes to the investment, reports on termination of the investment and annual investment reports in accordance with the Foreign Investment Information Measures. Where a foreign investor or a FIE fails to submit any required information or make any corrections or resubmission when directed by the competent authority, it may be subject to a fine of up to RMB300,000 (or RMB500,000 in the event of serious violations).

With respect to foreign investments that affect or may affect the national security, a security review shall be carried out in accordance with the Measures for the Security Review of Foreign Investments (the “Measures”) promulgated by the NDRC on December 19, 2020, and implemented as of January 18, 2021. According to the Measures, an office of the working mechanism for the security review of foreign investments, or working mechanism office shall be established to undertake the routine work of the security review of foreign investments. In addition, foreign investment in military industry and related fields of national defense and security, or foreign investment in areas around military facilities and military industry facilities, may lead to foreign investment in obtaining actual control of enterprises in several important fields, such as important agricultural products, important energy and resources, major equipment manufacturing, important Infrastructure, important transportation services, important cultural products and services, important information technology and Internet products and services, important financial services and key technology fields. Foreign investors or domestic parties involved in the aforesaid foreign investment shall voluntarily report to the working mechanism office before implementing the investment, and shall not implement the investment until the working mechanism office decides whether a safety review is necessary. Violators of the provisions may be ordered to make declaration within a specified time limit, dispose equities or assets and take other necessary measures to restore the equities or assets to the status before the implementation of the investment and eliminate impact on national security.

Laws and Regulations Related to Foreign Exchange

Regulations on Foreign Currency Exchange

On January 29, 1996, the State Council promulgated the Administrative Regulations on Foreign Exchange of the PRC, which became effective on April 1, 1996 and was latest amended on August 5, 2008. Foreign exchange payments under current account items shall, pursuant to the administrative provisions of the foreign exchange control department of the State Council on payments of foreign currencies and purchase of foreign currencies, be made using self-owned foreign currency or foreign currency purchased from financial institutions engaging in conversion and sale of foreign currencies by presenting the valid document. Domestic entities and domestic individuals making overseas direct investments or engaging in issuance and trading of overseas securities and derivatives shall process registration formalities pursuant to the provisions of the foreign exchange control department of the State Council.

According to the Notice on Relevant Issues Concerning the Administration of Foreign Exchange for Overseas Listing issued by the SAFE on December 26, 2014, the domestic companies shall register the overseas listed with the foreign exchange control bureau located at its registered address in 15 business days after completion of the overseas listing and issuance. The funds raised by the domestic companies through overseas listing may be repatriated to China or deposited overseas, provided that the intended use of the fund shall be consistent with the contents of the document and other public disclosure documents.

The Circular on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, or Circular 59, promulgated by the SAFE on December 19, 2012 and last revised on December 30, 2019, amends and simplifies the existing foreign exchange procedures. According to Circular 59, the approval or verification from SAFE is no longer required for the opening of multiple special purpose foreign exchange accounts such as initial fees account, foreign exchange capital account and relevant security deposit account, for the re-investment of RMB proceeds obtained from China by foreign investors and for the remittance of foreign exchange profits and dividends by foreign invested enterprises to their foreign shareholders. In addition, an entity may open multiple capital accounts in different provinces, which was previously prohibited. In 2013, SAFE required that direct investment in China by foreign investors managed by SAFE or its local branches must be conducted by way of registration and banks must handle the foreign exchange business relating to such direct investment in China according to the registration documents provided by SAFE and its branches. In February 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies on Foreign Exchange Administration of Direct Investment, or SAFE Notice 13. Entities and individuals may apply to qualified banks for handling relevant foreign exchange registration, instead of applying to the SAFE for approval of foreign exchange registration for foreign direct investment and overseas direct investment. Qualified banks may, under the supervision of the SAFE, directly examine and approve relevant applications and handle registration.

According to the Notice of the State Administration of Foreign Exchange on Reforming the Management Mode of Foreign Exchange Capital Settlement of Foreign Investment Enterprises, or the SAFE Circular 19 issued by the SAFE promulgated on March 30, 2015, coming effective on June 1, 2015 and partially abolished on December 30, 2019 and partially amended March 23, 2023, foreign-invested enterprises could settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operations. Whilst, foreign-invested enterprises are prohibited to use the foreign exchange capital settled in RMB (a) for any expenditures beyond the business scope of the foreign-invested enterprises or forbidden by laws and regulations; (b) for direct or indirect securities investment; (c) to provide entrusted loans (unless permitted in the business scope), repay loans between enterprises (including advances by third parties) or repay RMB bank loans that have been on-lent to a third party; and (d) to purchase real estates not for self-use purposes (save for real estate enterprises).

On June 9, 2016, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the SAFE Circular 16, which came into effect on the same day and partially amended on December 4, 2023, and has been effective since then. The SAFE Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties).

On October 23, 2019, SAFE promulgated the Notice on Further Facilitating Cross-Board Trade and Investment, which came into effect on the same day (except for Article 8.2, which became effective on January 1, 2020), and partially amended on December 4, 2023 and effective since then. The notice canceled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. In addition, restrictions on the use of funds for foreign exchange settlement of domestic accounts for the realization of assets have been removed and restrictions on the use and foreign exchange settlement of foreign investors’ security deposits have been relaxed. Eligible enterprises in the pilot area are also allowed to use revenues under capital accounts, such as capital funds, foreign debts and overseas listing revenues for domestic payments without providing materials to the bank in advance for authenticity verification on an item-by-item basis, while the use of funds should be true, in compliance with applicable rules and conforming to the current capital revenue management regulations.

According to the Circular on Optimizing Administration of Foreign Exchange to Support the Development of Foreign-related Business issued by the SAFE on April 10, 2020, eligible enterprises are allowed to make domestic payments by using their capital funds, foreign credits and the income under capital accounts of overseas listing, without submitting the evidentiary materials concerning authenticity of such capital for banks in advance, provided that their capital use is authentic and in compliance with administrative regulations on the use of income under capital accounts. The bank in charge shall conduct post spot checking in accordance with the relevant requirements.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” Pursuant to the SAFE Circular 37, “control” refers to the act through which a PRC resident obtains the right to carry out business operation of, to gain proceeds from or to make decisions on a special purpose vehicle by means of, among others, acquisition, trust, entrusted holding, voting rights, repurchase, convertible bonds. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as change of shareholders of the special purpose vehicle, increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

In 2015, the SAFE Circular No. 13 amended the SAFE Circular No. 37, stipulating that a domestic resident or institution shall register with a qualified bank (instead of the SAFE or its local branch) for overseas enterprises established or controlled by it for the purpose of overseas investment or financing. Prior to the implementation of the SAFE Circular No. 37, a domestic resident or institution that has contributed its lawful rights and interests or assets to a SPV but has not registered in accordance with the relevant provisions must register its ownership interest or control interest in the SPV with a qualified bank. In the case of any material change in a registered special purpose vehicle, such as any change in basic information (including change in domestic individual and name and term of operation), capital increase or decrease, equity transfer or exchange, merger or division, amendment registration procedures shall be completed. Failure to comply with the registration procedures set out in SAFE Circular 37 and the subsequent notice, misrepresentation or failure to disclose control rights of the FIE established in the form of round-trip investment may restrict the foreign exchange business of the FIE, including the payment of dividends and other distributions (such as proceeds from capital reduction, share transfer or liquidation) to its offshore parent company or associated companies, and capital inflow from its offshore parent company, and may also subject the relevant domestic residents or institutions to penalties under China’s Foreign Exchange Administrative Rules.

Laws and Regulations Related to Product Quality

Product Quality Law of the PRC

The Product Quality Law of the PRC, which was promulgated by the SCNPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, applies to all production and marketing activities within the territory of the PRC. Producers and sellers are responsible for the product quality according to the provisions of this law.

Responsibilities and obligations of producers for the products include: (i) being responsible for the quality of the products produced; (ii) marks on the products or on the packages thereof shall be true to the fact; (iii) not to produce products expressly phased out by state laws or decrees; (iv) not to forge the place of origin, or forge or illegally use the name and address of another producer; (v) not to forge or illegally use product quality marks, such as authentication marks; (vi) not to mix impurities or imitations into the products, or substitute a fake product for a genuine one, a defective product for a high-quality one, or pass off a substandard product as a qualified one in the production; and (vii) to ensure that, for products that are fragile, inflammable, explosive, toxic, corrosive or radioactive, products that should be kept upright during storage and transportation, or other products with special requirements, the packaging thereof must meet the corresponding requirements, and carry warning marks or warning notes to highlight the way of handling that calls for attention.

A producer in breach of the above responsibilities and obligations shall be liable for civil compensation. The authorities shall order the suspension of production, confiscate the products illegally produced, impose a fine, and confiscate the unlawful proceeds (if any) therefrom. Where the case is serious, business licenses shall be revoked. Where a criminal offence is constituted, the offenders will be pursued for criminal liabilities.

We have established and maintained a quality management control system, and our operations are certified under ISO 9001 and SGS product safety standards.

Laws and Regulations Related to Production Safety

Work Safety Law of the PRC

Pursuant to the Work Safety Law of the PRC promulgated on June 29, 2002 and amended on August 27, 2009, August 31, 2014 and June 10, 2021, any containers of hazardous substances, means of conveyance as well as special equipment concerning life safety or with significant dangers used by any enterprises, shall, according to the relevant provisions of the state, be manufactured by specialized manufacturing enterprises, and may only be utilized after they have passed the examinations and tests of institutions which have relevant professional qualifications and been awarded a certificate for safe use or a mark of safety. In addition, the production, operation, transportation, storage and use of any hazardous substances or the disposal of abandoned hazardous substances shall, according to the provisions of the relevant laws and regulations, national standards and industrial standards, be subject to the approval as well as the supervision and administration of relevant administrative departments.

The major person-in-charge of an enterprise shall undertake the overall responsibility for the safety in production. Enterprises shall provide education and training to employees on safety in production. They shall also provide employees with articles of labor protection which meet the national or industrial standards, and supervise and guide employees to use of these articles according to instructions.

Laws and Regulations Related to Environmental Protection

In accordance with the Environmental Protection Law of the PRC promulgated on December 26, 1989 and last amended on April 24, 2014 by the SCNPC, the Law on the Prevention and Control of Water Pollution promulgated on May 11, 1984 and last amended on June 27, 2017 by the SCNPC, the Law on the Prevention and Control of Air Pollution promulgated on September 5, 1987 and last amended on October 26, 2018 by the SCNPC, the Law on the Prevention and Control of Solid Waste Pollution promulgated on October 30, 1995 and last amended on April 29, 2020 by the SCNPC, and the Law on the Prevention and Control of Environmental Noise Pollution promulgated by the SCNPC on October 29, 1996 and last amended on December 24, 2021, the construction of any project that causes pollution shall adopt measures to prevent and control pollution and damage to environment caused by waste gas, waste water, waste residue, medical wastes, dust, malodorous gases, radioactive substances, noise, vibration, optical radiation, electromagnetic radiation, and other substances generated during construction. Different penalties may be imposed for violation of above laws depending on individual circumstances and the extent of contamination. Such penalties may include warnings, fines, orders to stop production or close down, specifically, non-compliance with the Law on the Prevention and Control of Air Pollution by a company could cause the company be liable to a fine of RMB100,000 to RMB1,000,000 upon conviction, non-compliance with the Law on the Prevention and Control of Environmental Noise Pollution by a company could result in a fine for both the company and the person-in-charge, non-compliance with the Law on the Prevention and Control of Water Pollution by a company could cause the company be subject to a fine of RMB20,000 to RMB200,000 upon conviction, and non-compliance with the Law on the Prevention and Control of Solid Waste Pollution by a company may result in a fine of RMB50,000 to RMB1,000,000 upon conviction.

The Chinese government’s environmental protection regulatory requirements and administrative penalties for violations of the law during the construction process and the entire production process are becoming stricter. Administrative penalties and administrative compulsions imposed by Environmental protection departments at all levels on construction units, environmental assessment units, and their related staff are required to be included in the national or regional credit information sharing platform. Each department implements a cross-departmental joint disciplinary mechanism to restrict or prohibit market access, administrative licensing, or financing behaviors on relevant entities, legal representatives, and related responsible personnel who are seriously untrustworthy in accordance with laws and regulations, and stops enforcing their enjoyment of environmental protection, finance, and taxation.

We strictly complied with the applicable environmental laws and regulations in the construction of our facilities. Since the establishment of the company, there has been no environmental pollution accident, no violation of relevant national and local laws and regulations on environmental protection, and no administrative punishment by the environmental management department.

We have established and maintained an environmental management control system, and our operations are certified under ISO 14001.

Laws and Regulations Related to Labor, Social Insurance, and Housing Provident Fund

Labor Law and Labor Contract

The principle laws and regulations that govern employment include: (1) the Labor Law of the PRC, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective since January 1, 1995, and last amended on December 29, 2018; (2) the Labor Contract Law of the PRC, promulgated by the Standing Committee of the National People’s Congress on June 29, 2007, and amended on December 28, 2012; and (3) the Implementation Regulations of the Labor Contract Law of the PRC, promulgated by the State Council on September 18, 2008.

According to these laws and regulations above, employers shall enter into labor contracts in writing with employees and shall pay wages timely. All employers shall pay their employees’ wages no less than the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly comply with state rules and standards, and provide employees with workplace safety training. Violations of these laws may result in the imposition of fines and other administrative penalties. For serious violations, criminal liability may arise.

Social Insurance and Housing Provident Fund

According to the Social Insurance Law of the PRC promulgated by the SCNPC on October 28, 2010 and amended with immediate effect on December 29, 2018, the Administrative Regulations on Housing Provident Fund promulgated by the State Council on April 3, 1999 and recently amended with immediate effect on March 24, 2019 and the Provisional Regulations on Collection and Payment of Social Insurance Premiums promulgated by the State Council on January 22, 1999 and amended with immediate effect on March 24, 2019, a domestic enterprise shall pay a premium for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance, basic medical insurance and housing provident fund for its employees at an appropriate percentage based on the amounts stipulated by the laws. Employers who fail to promptly contribute social insurance premiums in full amount shall be ordered by the social insurance premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a penalty for late payment from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times the amount of the amount in arrears. And if the employer fails to pay the housing fund within the prescribed time, it may be ordered to pay within a certain period of time, and if it still fails to pay, compulsory enforcement by the court can be applied.

According to the Opinions of the Office of the State Council on Comprehensively Promoting the Implementation of the Merger of Maternity Insurance and the Basic Medical Insurance for Employees which was promulgated by the State Council with immediate effect on March 6, 2019, the PRC facilitates the incorporation of maternity insurance fund into basic medical insurance fund of employees for unified payment. According to the Urgent Notice on Implementing the Spirit of the Executive Meeting of the State Council and Effectively Doing a Good Job in Stabilizing the Collection of Social Insurance Premiums which was promulgated by the Ministry of Human Resources and Social Security with immediate effect on September 21, 2018, it is strictly prohibited to independently organize centralized collection and clearance of enterprises’ historical arrears of social insurance premiums. Those who have already carried out centralized collection and clearance should immediately correct it and properly handle the follow-up work.

Laws and Regulations Related to Intellectual Property

Patent

According to the Patent Law of the PRC, which was promulgated by the SCNPC on March 12, 1984 and recently amended on October 17, 2020 and became effective on June 1, 2021, and the Implementation Rules of the Patent Law of the PRC, promulgated by the State Council on June 15, 2001, which was recently amended on December 11, 2023 and became effective on January 20, 2024, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of the provincial, autonomous regions or municipal governments are responsible for the administration of patents within their respective administrative areas. They provide for three types of patents, namely “inventions,” “utility models,” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years, and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first-come, first-file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness, and practical applicability to be patentable. Third Parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement of the patent rights.

Trademark

According to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and was recently amended on April 23, 2019 and became effective on November 1, 2019, the Trademark Office of the State Administration for Industry and Commerce Authority (the predecessor of the SAMR), under the State Council is responsible for the registration and administration of trademarks in China. The SAMR has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for 10 years from the date the registration is approved. A registrant may apply to renew a registration within 12 months before the registration expiration date. If the registrant fails to apply in a timely manner, a grace period of 6 additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for 10 years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the PRC, which specifies the requirements for the application of trademark registration and renewal.

Trade Secrets

Pursuant to the PRC Anti-Unfair Competition Law promulgated by the SCNPC in September 1993, as amended in November 4, 2017, April 23, 2019, and June 27, 2025 respectively, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility, may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders. Under the PRC Anti-Unfair Competition Law, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining trade secrets from the legal owners or holders by any unfair methods, such as theft, bribery, fraud, coercion, electronic intrusion, or any other illicit means; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets, in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known of the above-mentioned illegal conduct but nevertheless obtains, uses, or discloses trade secrets of others, the third party may be deemed to have committed a misappropriation of the others’ trade secrets. The parties whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and impose fines on the infringing parties.

Copyright

Pursuant to the Copyright Law of the PRC, promulgated on September 7, 1990, last amended on November 11, 2020 and became effective on June 1, 2021, works of PRC citizens, legal persons or other organizations shall, regardless of whether they have been published be entitled to the copyright pursuant to this law. The rights a copyright owner has included but not limited to the following rights of the person and property rights: the right of publication, right of authorship, right of modification, right of integrity, right of reproduction, distribution right, rental right, right of information network dissemination, translation right and right of compilation. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, which was last amended on January 30, 2013 and became effective on March 1, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and Internet service providers.

On February 20, 2002, the State Copyright Administration promulgated the Measures for the Registration of Computer Software Copyright, which regulates the registration of software copyright, software copyright exclusive licensing contracts and transfer agreements. The State Copyright Administration is responsible for the administration of software copyright registration. The Copyright Protection Centre of China has been designated as the software registration authority. The Copyright Protection Centre of China will issue the registration certificate to those computer software copyright applicants who fulfil the conditions. The Computer Software Protection Regulations (2013 Revision) issued by the State Council which stipulates that software copyright owners and relevant matters associated with the protection, registration, licensing, and transfer of software copyright, and stipulates that software copyright owners may obtain registration from the software registration authority acknowledged by the copyright administrative department under the State Council. The Copyright Protection Centre of China will grant registration certificates to the computer software copyrights applicants which complies with the provisions of both of the above regulations.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Administrative Measures for Internet Domain Names issued by the Ministry of Industry and Information Technology on August 24, 2017, and effective from November 1, 2017, and the Implementation Rules for Registration of National Top-level Domain Names issued by China Internet Network Information Centre on June 18, 2019. Domain name owners are required to register their domain names and the Ministry of Industry and Information Technology is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Laws and Regulations Related to Securities and Overseas Listings

Laws Regulating Securities

The Securities Law, which was promulgated by the SCNPC on December 29, 1998, and was recently amended on December 28, 2019 and took effect on March 1, 2020, comprehensively regulating activities in the mainland China securities market including issuance and trading of securities, takeovers by listed companies, securities exchanges, securities companies and the duties and responsibilities of securities regulatory authorities, etc. The Securities Law further regulates that a domestic enterprise issuing securities overseas directly or indirectly or listing their securities overseas shall comply with the relevant provisions of the State Council and for subscription and trading of shares of domestic companies using foreign currencies, detailed measures shall be stipulated by the State Council separately. The CSRC is the securities regulatory body set up by the State Council to supervise and administer the securities market according to law, maintain order in the market, and ensure the market operates in a lawful manner. Currently, the issue and trading of shares are principally governed by the regulations and rules promulgated by the State Council and the CSRC.

Overseas Listing

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and circulated five supporting guidelines (collectively, the “Filing Rules”), which has become effective on March 31, 2023. The Filing Rules has comprehensively improved and reformed the regulatory regime for overseas offering and listing of the PRC domestic companies’ securities and regulate both direct and indirect overseas offering and listing of the PRC domestic companies’ securities by adopting a filing-based regulatory regime. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic companies, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.

The Filing Rules provides that no overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Filing Rules also provides that if an issuer satisfies both of the following conditions, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent fiscal year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the PRC, or its main place(s) of business are located in the PRC, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in the PRC. The determination as to whether or not an overseas offering and listing by PRC domestic companies is indirect shall be made on a “substance over form” basis. According to the Filing Rules, PRC domestic companies that seek to publicly offer or list securities in overseas markets, either directly or indirectly, are required to fulfill the filing procedures with the CSRC within three business days after their applications for overseas offering or listing are submitted. According to the Filing Rules, PRC domestic companies that submit valid applications for overseas offering and listing after March 31, 2023 shall submit the filings within three business days and shall complete the filing procedures prior to their overseas offering and listing.

We intend to seek quotation of our shares on the OTCID Market. Under the current CSRC regulations, quotation or trading of shares on the OTCID does not constitute an overseas offering or listing that would trigger a filing obligation with the CSRC pursuant to the Trial Measures. Accordingly, we are not required to make a filing with the CSRC for our proposed listing on OTCID. If we undertake an offering or listing on a qualified overseas securities exchange in the future, we would be subject to the relevant CSRC filing requirements at that time.

On February 24, 2023, the CSRC and three other relevant government authorities jointly promulgated the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, which has become effective on March 31, 2023. Pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, where a domestic enterprise provides or publicly discloses any document or material that involving state secrets and working secrets of state agencies to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, it shall report to the competent department with the examination and approval authority for approval in accordance with the law, and submit to the secrecy administration department of the same level for filing. The working papers formed within the territory of mainland China by the securities companies and securities service agencies that provide corresponding services for the overseas issuance and listing of domestic enterprises shall be kept within the territory of mainland China. Cross-border transfer shall go through the examination and approval formalities in accordance with the relevant provisions of the State.

Information Disclosure

A listed company shall establish a sound information management system in accordance with the regulatory requirements of the securities authorities, market practice, its specific circumstances, and the general information disclosure requirements for listed companies, such as the Administrative Measures for the Disclosure of Information of Listed Companies promulgated by CSRC on January 30, 2007, which was most recently amended on March 26, 2025 and became effective on July 1, 2025.

Laws and Regulations Related to Taxation

Enterprise Income Tax

According to the Law of the PRC on Corporate Income Tax (the “CIT Law”), which was promulgated by the SCNPC on March 16, 2007, and was latest amended on December 29, 2018, and the Regulation on the Implementation of the CIT Law, which was promulgated by the State Council on December 6, 2007, and was latest amended on December 6, 2024 and became effective since January 20, 2025, a uniform 25% enterprise income tax rate is imposed to both foreign invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. The enterprise income tax rate is reduced to 20% for qualifying small low-profit enterprises. The High-Tech Enterprises that need full support from the PRC’s government will enjoy a reduced tax rate of 15% for enterprise income tax.

Value-added Tax

Pursuant to the Provisional Regulations of the PRC on Value-added Tax, which was promulgated by the State Council on December 13, 1993 and was latest amended on November 19, 2017, and the Implementation Rules for the Provisional Regulations the PRC on Value-added Tax, which was promulgated by the Ministry of Finance on December 25, 1993 and was latest amended on October 28, 2011 and effective from November 1, 2011, entities and individuals engaging in selling goods, providing processing, repairing or replacement services or importing goods within the territory of the PRC are taxpayers of the value-added tax (“VAT”).

According to the Notice of the Ministry of Finance and the State Taxation Administration on the Adjusting Value-added Tax Rates on April 4, 2018, and effective from May 1, 2018, the VAT rates of 17% and 11% on sales, imported goods shall be adjusted to 16% and 10%, respectively.

According to the Announcement of the Ministry of Finance, the State Taxation Administration and the General Administration of Customs on Relevant Policies for Deepening the Value-Added Tax Reform promulgated on March 20, 2019, and effective from April 1, 2019, the VAT rates of 16% and 10% on sales, imported goods shall be adjusted to 13% and 9%, respectively.

Laws and Regulations Related to Cyber Security and Data Protection

Cyber Security and Data Protection

According to the Cybersecurity Law of the People’s Republic of China, which were promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of critical information infrastructure shall store within the territory of the PRC all personal information and important data collected and produced within the territory of the PRC. The purchase of network products and services that may affect national security shall be subject to national cybersecurity review.

On June 10, 2021, the SCNPC promulgated the Data Security Law of the PRC, which came into effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall designate the personnel and the management body responsible for data security, carry out risk assessments for its data processing activities, and file the risk assessment reports with the competent authorities. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security and imposes export restrictions on certain data and information. No entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.

On July 30, 2021, the State Council promulgated the Security Protection Measures on Critical Information Infrastructure, which went into effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure means key network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Pursuant to such regulations, the relevant government authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth therein and further identifying the critical information infrastructure in the related industries in accordance with such rules. The relevant authorities must also notify operators of the determination as to whether they are categorized as critical information infrastructure operators.

On December 28, 2021, the Measures for Cybersecurity Review (2021 version) was promulgated and became effective on February 15, 2022, which iterates that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC has said that under the proposed rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On July 7, 2022, the CAC promulgated the Data Outbound Transfer Security Assessment Measures (the “Security Assessment Measures”), which became effective on September 1, 2022. The Security Assessment Measures provide that, among others, data processors shall apply to competent authorities for security assessment when (1) the data processors transferring important data abroad; (2) a critical information infrastructure operator and personal information processor that has processed personal information of more than one million people, transferring personal information abroad; (3) a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year, and (4) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC.

On September 24, 2024, the State Council promulgated the Regulation on Network Data Security Management, which became effective on January 1, 2025. The regulation states that network data processors engaged in network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. Processors of important data who, due to mergers, acquisitions, or other factors, may affect the security of important data, shall take measures to ensure network data security and report to the relevant competent authorities at the provincial level or above, or report to the data security coordination mechanism at the provincial level or above. If important data collected and generated by network data processors within the territory of the People’s Republic of China must be provided abroad, a data export security assessment organized by the national cyberspace administration should be conducted.

Personal Information Protection

In recent years, Chinese government authorities have promulgated laws and regulations governing the use of personal information on the Internet to safeguard personal information from any unauthorized disclosure. The Cybersecurity Law imposes several data protection obligations on network operators, including that network operators shall not disclose, tamper with or destroy the personal information collected by them or shall not provide the personal information to others without the consent of the person from whom the information is collected. In addition, network operators are obliged to delete information that has been illegally collected and to correct incorrect information.

The personal information of a natural person shall be protected by law pursuant to the Civil Code of the PRC. Any organization or individual needing to obtain the personal information of other persons shall legally obtain and ensure the security of such information, and shall not illegally collect, use, process, or transmit the personal information of other persons, nor illegally buy, sell, provide, or publish the personal information of other persons.

The Personal Information Protection Law of the PRC, which was promulgated by the NPCSC and took effect on November 1, 2021, establishes a comprehensive regulatory system for personal information processing. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances, such as when (1) the individual’s consent has been obtained; (2) the processing is necessary for the conclusion or performance of a contract to which the individual is a party; (3) the processing is necessary to fulfill statutory duties and statutory obligations; (4) the processing is necessary to respond to public health emergencies or protect natural persons’ life, health and property safety under emergency circumstances; (5) the personal information that has been made public is processed within a reasonable scope in accordance with this Law; (6) personal information is processed within a reasonable scope to conduct news reporting, public opinion-based supervision, and other activities in the public interest; or (7) under any other circumstance as provided by any law or regulation. It also stipulates the obligations of a personal information processor. Any violation of the provisions and requirements under the Personal Information Protection Law may subject a personal information processor to rectifications, warnings, fines, suspension of the related business, revocation of licenses, being entered into the relevant credit record or even criminal liabilities.

The Administrative Measures for the Compliance Audit of Personal Information Protection, which was promulgated by the CAC and became effective on May 1, 2025, stipulates that personal information processors that process the personal information of more than 10 million individuals shall carry out the compliance audit of personal information protection at least once every two years. Personal information processors that process the personal information of more than 1 million individuals shall designate a person in charge of personal information protection to be responsible for the compliance audit of personal information protection of the personal information processor.

According to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security Concerning Legally Punishing Criminal Activities of Infringement of Citizens’ Personal Information issued and became effective on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate Concerning Application of Law in Handling Criminal Cases of Infringement of Citizens’ Personal Information issued on May 8, 2017 and became effective on June 1, 2017, the following conducts may constitute the crime: (1) providing Citizens’ Personal Information to specific persons and publishing Citizens’ Personal Information through information networks or other channels in violation of relevant regulations; (2) Providing citizens’ personal information lawfully collected to others without the consent of the persons whose personal information is collected (except where the information has been processed to make it impossible to identify the specific persons and the information cannot be recovered after processing); (3) Collecting citizens’ personal information in violation of applicable laws and regulations in the process of performing duties or providing services; or (4) Obtaining citizens’ personal information by way of purchase, receipt or exchange in violation of applicable laws and regulations.

European Union Laws and Regulations

Under the European Union’s Registration, Evaluation, Authorization and Restriction of Chemicals (the “REACH”), which became effective on June 1, 2007, the European Commission has established a unified chemical monitoring and management system, including the registration, evaluation, and authorization of relevant chemicals. Chemical products not certified in this management system are prohibited from being sold on the European Union market. Our products are certified under the REACH.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information concerning our directors and executive officers, including their ages as of the date of this prospectus:

Name	Age	Position
Zhonghua Fu	63	Chairperson of the Board of Directors, Director, and Chief Executive Officer
Zengyun Li	34	Chief Financial Officer
Yuqing Xin	56	Director and Chief Operating Officer
Liya Wang*	69	Independent Director Nominee
Yi Li*	34	Independent Director Nominee

*	Each of our independent directors has accepted our appointment to be our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Ms. Zhonghua Fu has been our Chairperson of the Board of Directors, Director, and CEO since the incorporation of the Company, and she is responsible for the overall strategic direction and development of our Company. She has over two decades of experience in strategic management and corporate leadership within the non-metallic mineral products industry. Since September 2004, she has served as Chairwoman of Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”), where she is responsible for the company’s overall strategic planning, operational oversight, and executive decision-making. In addition to her role at Henan Lingbao, Ms. Fu also serves as Executive Director and General Manager of Zhongrui Tongchen Technology (Beijing) Co., Ltd. She is not a member of the audit, compensation, or nominating committees of any public company, and neither of the entities she currently serves is publicly listed. Ms. Fu received her Associate Degree in Financial Management from Henan Finance School in July 1983 and her master’s degree in Business Administration from Guanghua School of Management at Peking University in July 2009.

Ms. Zengyun Li is our Chief Financial Officer. He has served as Financial Manager of Henan Lingbao since August 2018. He is responsible for developing, recommending, and implementing the Company’s financial management strategies, overseeing capital operations in support of the Company’s listing initiatives, and managing internal control systems and tax compliance. Mr. Li also provides comprehensive data support for project lifecycle management, including pre-approval filings, performance tracking, and post-completion evaluations. Mr. Li received his diploma in Computerized Accounting from Henan University of Animal Husbandry and Economics in July 2010.

Mr. Yuqing Xin is our Director and Chief Operating Officer. He has served as Director and General Manager of Henan Lingbao since April 2012. He is responsible for implementing the strategic decisions of the board of directors and overseeing the Company’s production and operational activities. With over a decade of executive experience in the non-metallic mineral products industry, Mr. Xin has played a key role in driving operational efficiency and aligning execution with corporate strategy. Mr. Xin received his diploma in Chemical Engineering from Zhengzhou University of Light Industry in July 1989.

Mr. Liya Wang is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our Offering. He is currently a Distinguished Professor in the School of Chemistry and Pharmaceutical Sciences at Nanyang Normal University, a position she has held since December 2019. His academic focus includes research and teaching in inorganic chemistry and pharmaceutical sciences. Prior to her current role, he held various academic and research positions in the field of chemistry. He received his bachelor’s degree in Chemistry from Henan Normal University in July 1982, his master’s degree in Chemistry from the same institution in July 2000, and her Ph.D. in Inorganic Chemistry from Nankai University in July 2003. Mr. Wang’s extensive academic background and research expertise contribute valuable scientific insight and governance experience to our board.

Mr. Yi Li is an independent director nominee who will be appointed as one of our independent directors prior to the closing of our Offering. He is currently a Partner at Shanghai Zhongjian Certified Public Accountants LLP, where he has served since June 2023, providing assurance and financial advisory services. Prior to that, he was the Finance Controller for Cimpress China from July 2021 to January 2023, overseeing financial operations across the region. From July 2020 to June 2021, he held the position of Director of Internal Audit at Ronghai Biotechnology Co., Ltd., responsible for managing and executing internal audit functions. Between November 2019 and June 2020, he served as a Senior Manager at Grant Thornton, focusing on financial consulting and project execution. Mr. Li received his bachelor’s degree in Finance from Shanghai Ocean University in 2005, his master’s degree in Professional Accounting from Queensland University of Technology, Australia in 2008. His extensive academic training and leadership experience in chemical education and research bring valuable technical and governance insight to our board.

Family Relationships

As at the date of this prospectus, there are no family relationships among our directors and executive officers.

Corporate Governance Practices

Foreign Private Issuer

After the consummation of this offering, we will qualify as a “foreign private issuer” under the SEC rules. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Also, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and we will submit to the SEC from time to time, on Form 6-K, reports of information that would likely be material to an investment decision in our Class A Ordinary Shares.

We intend to comply with corporate governance rules generally applicable to foreign companies whose shares are quoted on OTCID. In addition, we will voluntarily adopt, and intend to maintain, corporate governance practices that we believe are appropriate for a public company, including certain corporate governance practices that are comparable in specific respects to those required by the Nasdaq Capital Market, including, among other things, (i) director independence standards comparable to those required by the Nasdaq Capital Market, (ii) fully independent audit committee, (iii) an audit committee of which members satisfy Rule 10A-3 under the Securities Exchange Act of 1934, and (iv) a code of ethics applicable to directors, officers and employees. Because our Class A Ordinary Shares are expected to be quoted on the OTCID Market, which does not mandate the full set of corporate governance standards applicable to national securities exchanges, our decision to maintain certain corporate governance practices is voluntary and may be changed in the future. If we modify or discontinue any of these practices in the future, our shareholders may not have the same protections afforded to shareholders of companies with more prescriptive corporate governance requirements.

Because our Class A Ordinary Shares are expected to be quoted on the OTCID Market, which does not mandate the full set of corporate governance standards applicable to national securities exchanges, our decision to maintain certain Nasdaq-comparable corporate governance practices is voluntary and may be changed in the future. If we modify or discontinue any of these practices in the future, our shareholders may not have the same protections afforded to shareholders of companies with more prescriptive corporate governance requirements.

We may utilize these foreign private issuer exemptions for as long as we continue to qualify as a foreign private issuer.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a code of business conduct and ethics; (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of OTCID.

Board of Directors

Our board of directors will consist of four directors, two of whom will be independent directors, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director who is, directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our Company shall declare the nature of his or her interest at or prior to its consideration and any vote in that matter. Subject to any separate requirement for audit committee approval under applicable law, our amended and restated memorandum and articles of association as may be amended from time to time or the listing rules of the OTCID Market, or disqualification by the Chairperson of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our Company to issue debentures, debenture stock, bonds, and other securities, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party. None of our non-executive directors have a service contract with us that provides for benefits upon termination of service.

We recognize the importance and benefit of having a board of directors composed of highly talented and experienced individuals having regard to the need to foster and promote diversity among board members with respect to attributes such as gender, ethnicity and other factors. In support of this goal, we will consider criteria that promote diversity, including with regard to gender, ethnicity, and other dimensions; and consider the level of representation of women on our board of directors along with other markers of diversity.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part: an audit committee, a compensation committee, and a nominating and corporate governance committee. We expect to adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Yi Li and Mr. Liya Wang. Mr. Yi Li is financially literate and has accounting or related financial management expertise. Mr. Yi Li will be the chairperson of our audit committee. We have determined that each of our audit committee members meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yi Li qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Nasdaq Market rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related-party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Ms. Zhonghua Fu, Mr. Liya Wang, and Mr. Yi Li. Ms. Zhonghua Fu will be the Chairperson of our compensation committee. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which her compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or similar arrangements; and

●	selecting compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Ms. Zhonghua Fu, Mr. Liya Wang, and Mr. Yi Li. Mr. Liya Wang will be the Chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically in regard to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company. These include, among others (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, our directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our Company and mortgaging the property of our Company; and

●	approving the transfer of Shares in our Company, including the registration of such Shares in our Share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of our shareholders, unless the director is appointed on such express terms that he or she shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period). A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (ii) dies or becomes of unsound mind, (iii) resigns his or her office by notice in writing to our Company, or (iv)is removed from office pursuant to our articles of association as may be amended from time to time.

Our officers are selected by and serve at the discretion of our board of directors.

Employment Agreements with Executive Officers

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specific time period. We may terminate employment for cause for certain acts of executive officers, such as commission of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. We may also terminate an executive officer’s employment without cause upon a three-month advance written notice. An executive officer may resign anytime with a three-month advance written notice.

Each executive officer has agreed to hold, during his or her employment and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such person in connection with claims made by reason of their being a director or officer of our Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our Board, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board.

We have two nominees for independent director positions, each with different industry backgrounds. We also aim to achieve gender diversity, as two out of the four director nominees (including independent director nominees) are female. The proposed board composition is intended to be well balanced and diversified in alignment with the business development and strategy of the Company.

Compensation of Directors and Executive Officers

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement applicable to emerging growth companies to disclose the compensation of our executive officers on an individual, rather than an aggregate, basis. For the years ended March 31, 2024, 2025, and 2026, we paid aggregate compensation of RMB116,280, RMB124,580 and RMB199,091 (approximately US$16,224, $17,264 and $27,672), respectively, to our executive officers. For the years ended March 31, 2024, 2025, and 2026, we paid aggregate compensation of RMB360,000, RMB375,000, and RMB420,000 (approximately US$50,229, US$51,966, and $58,376),  respectively, to our directors. We have not set aside any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have also not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Our PRC subsidiaries are required by law to make contributions equal to certain percentage of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and housing provident fund.

Equity Incentive Plans

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2024, 2025, and 2026 we had no outstanding equity awards.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus by our officers, Directors, and 5% or greater beneficial owners of our Class A Ordinary Shares and Class B Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Class A Ordinary Shares and Class B Ordinary Shares. The following table assumes that none of our officers, Directors, or 5% or greater beneficial owners of our Class A Ordinary Shares and Class B Ordinary Shares will purchase shares in this Offering. In addition, the following table assumes that the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold.

Holders of our Class A Ordinary Shares are entitled to one (1) vote per share and holders of our Class B Ordinary Shares are entitled to ten (10) votes per share. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. As of the date of this prospectus, the percentage of Shares beneficially owned prior to this Offering is based on 500,000,000 Ordinary Shares, consisting of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares outstanding as described in “Our Corporate Structure And History” section. None of the shareholders are located in the United States. We do not have any options or warrants that are outstanding. The percentage of Shares beneficially owned after this Offering is based on the number of Shares outstanding prior to this Offering plus the Class A Ordinary Shares that we are selling in this Offering, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold, and the total and outstanding Class B Ordinary Shares. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

Name of Beneficial Owners(1)	Class A Ordinary Shares Beneficially Owned Prior to This Offering(2)		Class B Ordinary Shares Beneficially Owned Prior to This Offering(2)		% of Total Voting Power Before This Offering(2)	Class A Ordinary Shares Beneficially Owned After This Offering(3)			Class B Ordinary Shares Beneficially Owned After This Offering(3)		% of Total Voting Power After This Offering(3)
	Number	%	Number	%		Number	%		Number	%
Directors and Executive Officers:
Zhonghua Fu(4)			8,560,000	82.35%	97.90%		[	]%			[	]%
Yuqing Xin	500,000	4.81%	—	%	0.57%	—	—		—	—	—
Zengyun Li	470,000	4.52%	—	%	0.54%	—	—		—	—	—
Liya Wang*	—		—	%	—%	—	—		—	—	—
Yi Li*	—	—	—	%	—%	—	—		—	—	—
All directors and executive officers as a group	970,000	9.33%	8,560,000	82.35	99.01%		[	]%			[	]%
5% shareholders:
NoblePearl Holdings(4)	—	—	8,560,000	82.35%	97.90%		[	]%			[	]%

As of the date of this prospectus, none of our outstanding Shares are held by record holders in the United States.

*	Less than 1%.
(1)	Unless otherwise noted, the business address of each of the following entities or individuals is Lihe Industrial Park, Wancheng District, Nanyang City, Henan Province, People’s Republic of China.
(2)	Applicable percentage of ownership is based on 500,000,000 Ordinary Shares, consisting of 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares outstanding immediately before this Offering.
(3)	Applicable percentage of ownership is based on [ ] Ordinary Shares, consisting of [ ] Class A Ordinary Shares and [ ] Class B Ordinary Shares outstanding immediately after this Offering, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold.
(4)	Zhonghua Fu, our Chief Executive Officer, Director and Chairperson of the Board of Directors, is the sole shareholder of Noble Pearl Holdings, and holds the voting and dispositive power over the Class B Ordinary Shares held by such entity. As a result, Zhonghua Fu holds the approximately 97.90% of the voting power before this offering.

RELATED PARTY TRANSACTIONS

Set forth below are our related party transactions that occurred since the beginning of our preceding three fiscal years up to the date of this prospectus.

Before the completion of this offering, we intend to adopt an audit committee charter, which will require the committee to review all related party transactions on an ongoing basis and all such transactions be approved by the audit committee. In determining whether to approve a related party transaction, the audit committee shall consider, among other factors, the following factors to the extent relevant to the related party transaction:

●	whether the terms of the related party transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party;

●	whether there are business reasons for the Company to enter into the related party transaction;

●	whether the related party transaction would impair the independence of an outside director;

●	whether the related party transaction would present an improper conflict of interest for any director or executive officer of the Company, taking into account the size of the transaction, the overall financial position of the director, executive officer or the related party, the direct or indirect nature of the director’s, executive officer’s or the related party’s interest in the transaction and the ongoing nature of any proposed relationship, and any other factors the audit committee deems relevant; and

●	any pre-existing contractual obligations.

During the years ended March 31, 2024, 2025 and 2026, and the subsequent period, we had the following related party balances:

Related Parties

Name of related parties	Relationship with the Company
Zhonghua Fu	Chief Executive Officer, Director and Legal representative of PRC Subsidiary

Due from Related Parties

	As of March 31,
	2024	2025	2026
Zhonghua Fu	$3,271,905	$2,604,637	$-
Total	$3,271,905	$2,604,637	$-

As of the date of this prospectus, the Company had no outstanding balances with Ms. Zhonghua Fu.

A financial support agreement was entered into between the Company and Ms. Zhonghua Fu on October 30, 2025. Under this agreement, Ms. Zhonghua Fu unconditionally and irrevocably undertakes to provide sufficient financial support (by way of capital contribution, loan, or other means) to enable the Company to meet its obligations as they fall due and maintain business continuity. This agreement has effect until October 30, 2026. As of the date of this prospectus, the Company has adequate liquidity to fund its operations for at least the next twelve months and has not drawn any funds under this agreement.

Related party transactions

As of the date of this prospectus, there are no amounts due to or from related parties. During the fiscal years ended March 31, 2024 and March 31, 2025, the Company made personal loans to Ms. Zhonghua Fu, our Chief Executive Officer, Director and Chairperson of the Board of Directors. These loans were unsecured and bore no interest, and no guarantees were provided in connection with such loans. The maximum aggregate principal outstanding within the periods presented occurred as of March 31, 2024, when the balance reached $3,271,905. During fiscal year 2026, the outstanding balance of $2,604,637 as of March 31, 2025 was fully repaid in multiple installments, and as of March 31, 2026 and the date of this prospectus, no amounts remain outstanding.

For the fiscal year ended March 31, 2026, the Company provided personal loans to its related parties. The following table summarizes lending transactions from the Company to its related parties.

Name of related parties	Payment/ Lending Amount	Borrowing/ Collecting Amount
Zhonghua Fu	—	2,604,637
Total	$—	$2,604,637

For the fiscal year ended March 31, 2025, the Company provided personal loans to its related parties. The following table summarizes lending transactions from the Company to its related parties.

Name of related parties	Payment/ Lending Amount	Borrowing/ Collecting Amount
Zhonghua Fu	—	667,268
Total	$—	$667,268

For the fiscal year ended March 31, 2024, the Company provided personal loans to its related parties. The following table summarizes lending transactions from the Company to its related parties.

Name of related parties	Payment/ Lending Amount	Borrowing/ Collecting Amount
Zhonghua Fu	913,161	—
Total	$913,161	$—

Guarantees from Related Parties

Zhonghua Fu, our Chief Executive Officer, Director and legal representative of our PRC subsidiaries, has provided personal guarantees for our bank borrowings with Postal Savings Bank of China. The guarantees covered approximately $2,480,466 of our outstanding indebtedness as of March 31, 2025 and $1,826,100 as of September 30, 2025.

No consideration was paid or payable to Ms. Fu for providing such guarantees. See Note 9 to the combined and consolidated financial statements for further details.

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

We are a Cayman Islands exempted company and our affairs are governed by our Amended Memorandum and Articles, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

The share capital of the Company consists of Ordinary Shares. As of the date hereof, our authorized share capital is US$50,000 divided into (i) 450,000,000 Class A Ordinary Shares of nominal or par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.0001 each. As of the date of this prospectus, 1,835,000 Class A Ordinary Shares and 8,560,000 Class B Ordinary Shares were issued and outstanding. We will issue [   ] Class A Ordinary Shares in this Offering if the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold, assuming an initial offering price of US$[    ].

The following are summaries of material provisions of our Amended Memorandum and Articles (each the Amended Memorandum and the Amended Articles) and the Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Our Current Amended Memorandum and Articles

Objects of our Company. Under our Amended Memorandum and Articles, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Upon the completion of this Offering, our authorized share capital is US$50,000 divided into (i) 450,000,000 Class A Ordinary Shares of nominal or par value of US$0.0001 each, and (ii) 50,000,000 Class B Ordinary Shares of nominal or par value US$0.0001 each. All of our outstanding Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form.

Conversion. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share is convertible into one fully paid Class A Ordinary Share at the option of the holder, at any time after issue and without the payment of any additional sum.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors out of any funds of the Company lawfully available for distribution. In addition, our Shareholders may declare dividends by ordinary resolution, but not dividend shall exceed the amount recommended by our directors. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company.

Holders of our Ordinary Shares may vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Subject to any rights or restrictions as to voting attached to any shares, on a poll every shareholder present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one vote for each Class A Ordinary Share and 10 votes for each Class B Ordinary Share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by a poll. A poll shall be taken in such manner as the Chairperson directs. He may appoint scrutineers (who need not be shareholders) and fix a place and time for declaring the result of the poll. If, through the aid of technology, the meeting is held as a virtual meeting or in more than one place, the Chairperson may appoint scrutineers virtually and in more than one place; but if he considers that the poll cannot be effectively monitored at that meeting, the Chairperson shall adjourn the holding of the poll to a date, place and time when that can occur.

Any ordinary resolution is a resolution passed by a simple majority of the votes of the shareholders as, being entitled to do so, vote in person or by proxy at a general meeting of our Company and includes a written resolution signed by the required majority of shareholders according to the Amended Articles. Any special resolution is a resolution of a general meeting or a resolution of a meeting of the holders of any class of ordinary shares in a class meeting duly constituted in accordance with the Amended Articles in each case passed by a majority of not less than two-thirds of the votes by the shareholders as being entitled to do so vote in person or by proxy at that meeting. The expression includes a unanimous written resolution signed by all of the shareholders entitled to vote at such meeting.

A special resolution will be required for important matters such as amending our memorandum and articles of association or changing the name of the Company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the Ordinary Shares imposed by Cayman Islands law or by the Amended Memorandum and Articles or other constituent document of our Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

General Meetings of Shareholders. As previously disclosed, we intend to voluntarily comply with certain corporate governance rules of the Nasdaq Capital Market, including holding an annual meeting of shareholders. We will hold an annual general meeting of shareholders each year, which shall be convened by the board of directors in accordance with the Amended Articles. Annual financial reports will be made available to shareholders at least 15 days prior to each annual meeting. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting.

Advance notice of at least five clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our Shareholders. A quorum required for a meeting of shareholders consists of at least one holder of Shares being not less than an aggregate of one-third of the outstanding shares carrying the right to vote at such general meeting.

A majority of our directors may call general meetings and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of our Company. A shareholders’ requisition is a request of one or more shareholders holding as at the date of deposit of the request in aggregate not less than ten percent of the rights to vote at such general meeting. The requisition must state the objects of the meeting and must be signed by or on behalf of each requisitioner and delivered in accordance with the notice provisions of our Amended Articles. If our directors do not within 21 clear days from the receipt of the requisition duly proceed to convene a general meeting, the requisitioners, or any of them may themselves convene a general meeting, but any meeting so convened must be called no later than three months after the expiration of the said 21 clear day period.

Winding Up; Liquidation. If we are wound up the shareholders may, subject to the Amended Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to the terms of the allotment, our directors may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares in a notice served to such shareholders at least 14 clear days in advance specifying the time and place for payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the terms of the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, the Company may by our board of directors: (i) issue shares that are to be redeemed or liable to be redeemed, at the option of the Company or the shareholder holding those redeemable shares, on the terms and in the manner our board of directors determine before the issue of those shares; (ii) with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at the option of the Company on the terms and in the manner which the board of directors determine at the time of such variation; and (iii) purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which our board of directors determine at the time of such purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Ordinary Shares. Provided that such transfer complies with the OTCID rules, our shareholders may freely transfer shares to another person by completing an instrument of transfer in a common form or in a form prescribed by the OTCID Market (if such shares are listed on the OTCID Market) or in any other form approved by our board of directors, executed:

(a)	where the shares are fully paid, by or on behalf that shareholder; and

(b)	where the shares are partly paid, by or on behalf of that shareholder and the transferee.

Where the shares of any class in question are not listed on any stock exchange or subject to the rules of any stock exchange, our board of directors may, in its absolute discretion, decline to register any transfer of any share that is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four;

●	the shares transferred are fully paid up and free of any lien in favor of our Company; and

●	a fee of such maximum sum as the OTCID Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of OTCID and on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 clear days in any year.

Variations of Rights of Shares. If at any time our share capital is divided into different classes of shares then, unless the terms on which a class of shares was issued state otherwise, the rights attached to any such class may only be varied with: (a) the consent in writing of the holders of two-thirds of the issued shares of that class or (b) the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing shares of that class.

Inspection of Books and Records. Holders of our Ordinary Shares have no general right under our Amended Articles to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Amended Memorandum and Articles authorize our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional Ordinary Shares may dilute the voting power of holders of Ordinary Shares.

Anti-Takeover Provisions. Some provisions of our Amended Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Nomination and Removal of Directors and Filling Vacancies on Board. At any time or from time to time, the board of directors shall have the power to appoint any person as a director either to fill a casual vacancy on the board of directors or as an additional director to the existing board of directors subject to any maximum number of directors, if any, as may be determined by the members in general meeting.

Each director shall hold office for the term, if any, fixed by the terms of his appointment or until his office is vacated pursuant to the Amended Articles.

A director is not required to hold any shares in the company by way of qualification nor is there any specified upper or lower age limit for directors either for accession to or retirement from the board of directors.

A Director may be removed by an ordinary resolution of the Company before the expiration of his term of office (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and the Company may by ordinary resolution appoint another in his place. Any Director so appointed shall be subject to the retirement by rotation provisions.

The office of a Director shall be vacated if he:

(i)	is prohibited by the law of the Cayman Islands from acting as a director; or

(ii)	is made bankrupt or makes an arrangement or composition with his creditors generally; or;

(iii)	is resigns his office by notice to the Company; or;

(iv)	only held office as a director for a fixed term and such term expires; or;

(v)	in the opinion of a registered medical practitioner by whom he is being treated, becomes physically or mentally incapable of acting as a director; or;

(vi)	is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director); or;

(vii)	is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(viii)	without the consent of the other directors, is absent from meetings of directors for a continuous period of six months.

From time to time the board of directors may appoint one or more of its body to be managing director, joint managing director or deputy managing director or to hold any other employment or executive office with the company for such period and upon such terms as the board of directors may determine, and the board of directors may revoke or terminate any of such appointments. The board of directors may also delegate any of its powers to committees consisting of such director(s) or other person(s) as the board of directors thinks fit, and from time to time it may also revoke such delegation or revoke the appointment of and discharge any such committees either wholly or in part, and either as to persons or purposes, but every committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed upon it by the board of directors.

Anti-Money Laundering — Cayman Islands

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”) or any other applicable law. Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our Directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority (“FRA”) of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), pursuant to the Terrorism Act (Revised) of the Cayman Islands or the FRA, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which the Company collects, processes and maintains personal data about investors of the company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice or orders promulgated pursuant thereto (“DPA”).

The Company is committed to processing personal data in accordance with the DPA. In its use of personal data, the Company will be characterized under the DPA as a “data controller”, while certain of the Company’s service providers, affiliates and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to the Company.

This privacy notice puts our shareholders on notice that, by virtue of making an investment in the Company, the Company and certain of the Company’s service providers may collect, record, store, transfer and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for the Company to perform a contract to which you are a party or for taking pre-contractual steps at your request (b) where the processing is necessary for compliance with any legal, tax or regulatory obligation to which the Company is subject or (c) where the processing is for the purposes of legitimate interests pursued by the Company or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with the Company’s service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

The Company will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfills the Company’s obligation in this respect); (b) the right to obtain a copy of your personal data; (c) the right to require us to stop direct marketing; (d) the right to have inaccurate or incomplete personal data corrected; (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data; (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial); (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer or wish to transfer your personal data, general measures we take to ensure the security of personal data and any information available to us as to the source of your personal data; (h) the right to complain to the Office of the Ombudsman of the Cayman Islands; and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with the Company’s responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by accessing their website here: ombudsman.ky.

Differences in Corporate Law

The Companies Act is modeled, to a large extent, after the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Act permits merger and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company, and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures under the Companies Act subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his or her interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition that may facilitate the “squeeze out” of dissentient minority shareholders upon a takeover offer. When a takeover offer is made and accepted by holders of not less than 90.0% of the shares within four months after the making of the offer, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our Amended Memorandum and Articles provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and other officer of us (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of the Company in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or officer for those legal costs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that our Shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Under Cayman Islands law, the fiduciary duties owed by a director and officer include (a) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes for which they were conferred and not for a collateral purpose, (c) a duty to avoid improperly fettering the exercise of future discretion, (d) a duty to avoid any conflict of interest between the director’s duty to the company and the director’s personal interests, and (e) a duty to exercise independent judgment. In addition to the above, directors also owe a duty of care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person carrying out the same functions as are carried out by that director in relation to the company. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our Amended Articles provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any rights to requisition a general meeting, or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended Articles allow our shareholders holding in aggregate not less than ten percent of the rights to vote at such general meeting to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Amended Articles do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we may but are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act but our Amended Articles do not provide for cumulative voting. As a result, our Shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended Articles, directors may be removed with or without cause, by an ordinary resolution of our Shareholders. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his or her office by notice in writing to the company; (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months; or (v) is removed from office pursuant to any other provisions of our Amended Memorandum and Articles.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Islands has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands, by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Amended Articles, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended Articles, if our share capital is divided into more than one class of shares then, unless the terms on which a class of shares was issued state otherwise, we may vary the rights attached to any class with the written consent of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with the existing issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by the Companies Act, our Amended Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Memorandum and Articles of Association — CCP

As of the date of this prospectus, the Group’s and its consolidated foreign operating entities’ respective memorandum and articles of association do not contain any wording from any charter of the CCP.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this Offering, we will have [    ] Class A Ordinary Shares (assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold) and [   ] Class B Ordinary Shares outstanding. All of the Class A Ordinary Shares sold in this Offering will be freely transferable by persons other than our “affiliates”, as that term is defined in Rule 144 promulgated under the Securities Act, without restriction or further registration under the Securities Act.

Prior to this Offering, there has been no public market for our Class A Ordinary Shares, and while we intend to seek quotation of our Class A Ordinary Shares on the OTCID Market, which will require a market maker to file a Form 211 with FINRA on our behalf, we do not yet have a market maker that has agreed to sponsor such application, we cannot assure you that a regular trading market for our Class A Ordinary Shares will develop or be sustained after this Offering. Future sales of substantial amounts of Class A Ordinary Shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A Ordinary Shares. Further, since a large number of our Class A Ordinary Shares will not be available for sale shortly after this Offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A Ordinary Shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Lock-Up Agreements

We, each of our directors and officers and holders of 5% or more of our Class A Ordinary Shares on a fully diluted basis immediately prior to the consummation of this Offering (including warrants, options, convertible securities and ordinary shares of the Company) have agreed or are otherwise contractually restricted for a period of six (6) months from the date of this prospectus, without the prior written consent of the Representative, not to directly or indirectly:

●	issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right to purchase, lend or otherwise transfer or dispose of any shares or other capital stock or any securities convertible into or exercisable or exchangeable for our shares of any class or other capital stock;

●	in the case of us, file or cause the filing of any registration statement under the Securities Act with respect to any shares or other capital stock or any securities convertible into or exercisable or exchangeable for shares of any class or other capital stock; or

●	enter into any swap or other agreement, arrangement, hedge or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our shares or other capital stock or any securities convertible into or exercisable or exchangeable for shares of any class or other capital stock.

Rule 144

All of our Class A Ordinary Shares issued outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective prospectus under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned our restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.

Persons who are our affiliates (including persons beneficially owning 10% or more of our issued and outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the then outstanding shares which will equal [●] Ordinary Shares, assuming the maximum number of Shares offered in this self-underwritten, best-efforts Offering is sold; or

●	the average weekly trading volume of our Class A Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Beginning 90 days after we became a reporting company, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this Offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires, if any.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares, so long as the instrument of transfer is not executed in, brought to, or produced before a court of in the Cayman Islands.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisors regarding the tax consequences of purchasing, holding or selling the Class A Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenue gains from the sale of Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of Class A Ordinary Shares are effected outside of Hong Kong such as, for example, on the New York Stock Exchange, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

People’s Republic of China Taxation

According to the Enterprise Income Tax Law of the PRC (the “Income Tax Law”) and the Implementation Regulations of Enterprise Income Tax Law of the PRC, the enterprise income tax for both domestic and foreign-invested enterprises are unified at 25%. Besides, the enterprise income tax shall be levied at a reduced tax rate of 15% for new and high technology enterprises which need key support from the State.

According to the Income Tax Law, income such as dividends, rental, interest and royalty from the PRC derived by a non-resident enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, which may be reduced if the foreign jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement, unless the relevant income is specifically exempted from tax under the applicable income tax laws, regulations, notices and decisions which relate to foreign invested enterprises and their investors.

According to the arrangement between mainland China and Hong Kong, the withholding tax rate for dividends paid by a PRC resident enterprise to a Hong Kong resident enterprise is 5%, if the Hong Kong enterprise owns at least 25% of the PRC enterprise. According to the Notice of the State Administration of Taxation on Issues Relating to the Administration of the Dividend Provision in Tax Treaties, the corporate recipients of dividends distributed by PRC enterprises must satisfy the direct ownership thresholds at all times during the twelve (12) consecutive months preceding the receipt of the dividends.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. federal tax laws in effect as of the date of this prospectus, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Persons considering an investment in our Class A Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Class A Ordinary Shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program, or (ii) with respect to any dividend it pays on stock that is readily tradable on an established securities market in the United States, including Nasdaq. It is unclear whether dividends that we pay on our Class A Ordinary Shares will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares would be eligible for the reduced rates of taxation described in this paragraph. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares. Dividends received on our Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

No assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

EXPENSES OF THE OFFERING

Set forth below is an itemization of the total expenses. With the exception of the registration fee payable to the SEC and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.

SEC registration fee	$
FINRA filing fee
Financial advisory fee (equal to 3% of gross proceeds from the Offering; payable solely upon successful completion)
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fee and expenses
Miscellaneous
Total	$

*	To be filed by amendment

LEGAL MATTERS

The legal matters as to PRC law in connection with this offering and listing will be passed upon for us by DeHeng Law Offices, our PRC counsel. The legal matters concerning this offering relating to Cayman Islands law will be passed upon for us by Ogier. Certain other legal matters as to United States Federal and New York State law in connection with this offering will be passed upon for us by Loeb & Loeb LLP, New York, New York.

EXPERTS

The combined financial statements of March 31, 2024 and 2025, included in this prospectus have been so included in reliance on the report of Enrome LLP, Independent Registered Public Accounting Firm, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Enrome LLP is located at 143 Cecil Street, #19-03/04 GB Building Singapore 069542.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed [Cogency Global Inc.] as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any State in the United States.

Cayman Islands

We have been advised by Ogier, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that, although there is no statutory enforcement in the Cayman Islands of judgment obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign judgment, in certain circumstances without any re-examination or re-litigation of matters adjudicated upon, provided such judgement: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final and conclusive; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. As the courts of the Cayman Islands have yet to rule on making such a determination, it is uncertain whether such civil liability judgments from United States courts would be enforceable in the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

PRC

We have been advised by our PRC counsel, DeHeng Law Offices, that, according to Civil Procedural Law of the People’s Republic of China, where a judgment or ruling made by a foreign court which has come into legal effect requires ratification and enforcement by a People’s Court of the People’s Republic of China, the parties concerned may submit an application directly to an intermediate People’s Court of the People’s Republic of China which has jurisdiction for ratification and enforcement, or the foreign court may, pursuant to the provisions of the international treaty concluded or participated by the country and the People’s Republic of China or in accordance with the principle of reciprocity, request for ratification and enforcement by the People’s Court. For a judgment or ruling made by a foreign court which has come into legal effect for which ratification and enforcement is applied or requested, where a People’s Court concludes, upon examination pursuant to the international treaty concluded or participated by the People’s Republic of China or in accordance with the principle of reciprocity, that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the People’s Republic of China is not violated, the People’s Court shall rule on ratification of the validity; where there is a need for enforcement, an enforcement order shall be issued and enforced pursuant to the relevant provisions of this Law. Where the People’s Court deemed that the basic principle of the laws of the People’s Republic of China or the sovereignty, security or public interest of the People’s Republic of China is violated, the judgment or ruling made by the foreign court shall not be ratified and enforced.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares to be sold in this Offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Class A Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at [   ], or call us at +86 [   ]. We also maintain a website at [   ], at which, following the completion of this Offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

CHROMARIE INTERNATIONAL LIMITED

INDEX TO COMBINED FINANCIAL STATEMENTS

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	As of September 30, 2025	As of March 31, 2025
ASSETS	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$104,697	$359,043
Accounts receivable, net	958,371	1,947,996
Inventories, net	2,724,018	2,320,995
Other current assets	1,927,467	938,518
TOTAL CURRENT ASSETS	$5,714,553	$5,566,552

NON-CURRENT ASSETS:
Property, plant and equipment, net	$1,365,703	$1,459,761
Land-use rights, net	605,924	602,721
Long-term investment	646,158	633,897
Deferred initial public offering costs	119,683	-
Amount due from related parties	1,585,827	2,604,637
TOTAL NON-CURRENT ASSETS	$4,323,295	$5,301,016
TOTAL ASSETS	$$10,037,848	$10,867,568

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$2,458,210	$3,100,583
Accounts payable	1,686,520	2,361,331
Contract liabilities	103,226	65,464
Accrued expenses and other payables	143,770	143,139
TOTAL CURRENT LIABILITIES	$4,391,726	$5,670,517

TOTAL LIABILITIES	$4,391,726	$5,670,517

COMMITMENTS AND CONTINGENCIES (NOTE 18)	-	-

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, US $0.0001 par value, 450,000,000 shares authorized; 1,835,000 shares issued and outstanding*	184	184
Class B Ordinary Share, US $0.0001 par value, 50,000,000 shares authorized; 8,560,000 shares issued and outstanding*	856	856
Additional paid-in capital	4,853,186	4,856,513
Statutory reserve	513,459	513,459
Accumulated other comprehensive losses	(327,410)	(431,541)
Retained earnings	599,028	254,342
TOTAL CHROMARIE SHAREHOLDERS’ EQUITY	5,639,303	5,193,813
Non-controlling interest	6,819	3,238
TOTAL SHAREHOLDERS’ EQUITY	$5,646,122	$5,197,051
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,037,848	$10,867,568

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE
INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended September 30,
	2025	2024
Revenues	$5,089,368	$2,701,799
Cost of revenues	(4,103,431)	(1,712,223)
Gross profit	985,937	989,576

Operating expenses:
Selling expenses	(146,510)	(137,690)
General and administrative expenses	(259,948)	(220,458)
Research and development expenses	(212,674)	(171,444)
Total operating expenses	(619,132)	(529,592)

Other income (expenses):
Interest income	596	580
Interest expense	(43,266)	(52,434)
Government subsidies	-	9,441
Other income, net	14,898	27,462
Exchange gain, net	9,135	28,304
Total other (expenses) income, net	(18,637)	13,353

Income before income tax	348,168	473,337
Income tax expenses	-	-
Net income	348,168	473,337
Less: Net income attributable to non-controlling interest	3,482	4,733
Net income attributable to Chromarie International Limited	344,686	468,604

Other comprehensive income:
Foreign currency translation adjustments	104,131	127,891
Total comprehensive income	452,299	601,228
Less: Total comprehensive income attributable to non-controlling interest	3,581	4,632
Total comprehensive income attributable to Chromarie International Limited	448,718	596,596

Earnings per share, basic and diluted	0.03	0.05
Weighted average number of shares*	10,395,000	10,395,000

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained Earnings/ (Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	Deficits)	Losses	Interest	Equity
		$		$	$	$	$	$	$	$
Balance as of March 31, 2024 (Audited)	1,835,000	184	8,560,000	856	4,856,513	390,046	(842,134)	(404,683)	(7,815)	3,992,967
Net income	—	—	—	—	—	—	468,604	—	4,733	473,337
Foreign currency translation adjustment	—	—	—	—	—	—	—	127,891	(101)	127,790
Balance as of September 30, 2024 (unaudited)	1,835,000	184	8,560,000	856	4,856,513	390,046	(373,530)	(276,792)	(3,183)	4,594,094

Balance as of March 31, 2025 (Audited)	1,835,000	184	8,560,000	856	4,856,513	513,459	254,342	(431,541)	3,238	5,197,051
Net income	—	—	—	—	—	—	344,686	—	3,482	348,168
Acquisition of subsidiary under common control	—	—	—	—	(3,327)	—	—	—	—	(3,327)
Foreign currency translation adjustment	—	—	—	—	—	—	—	104,131	99	104,230
Balance as of September 30, 2025 (unaudited)	1,835,000	184	8,560,000	856	4,853,186	513,459	599,028	(327,410)	6,819	5,646,122

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the six months ended September 30,
	2025	2024
Cash flows from operating activities:
Net income	$348,168	$473,337

Adjustments to reconcile net income ~~(loss)~~ to net cash used in operating activities:
Depreciation of property, plant and equipment	172,831	158,509
Amortization of land-use rights	8,366	8,357
Reversal of allowance for credit losses	(3,651)	-

Changes in operating assets and liabilities:
Accounts receivable	1,020,145	(276,689)
Other current assets	(960,580)	(237,705)
Inventories, net	(354,361)	(310,029)
Accounts payable	(712,904)	8,428
Contract liabilities	36,113	(162,000)
Accrued expenses and other payables	(2,117)	63,411
Net cash used in operating activities	(447,990)	(274,381)

Cash flows from investing activity:
Purchase of property, plant and equipment	(51,825)	(21,892)
Cash paid for acquisition of subsidiary	(3,327)	-
Net cash used in investing activity	(55,152)	(21,892)

Cash flows from financing activities:
Proceeds from short-term loans	3,405,284	3,124,002
Repayment of short-term loans	(4,100,240)	(3,387,807)
Deferred initial public offering costs	(118,424)	-
Amount financed from related parties	1,057,941	493,156
Net cash provided by financing activities	244,561	229,351

Effect of exchange rate changes	4,235	4,153
Net decrease in Cash and cash equivalents	(254,346)	(62,769)
Cash and cash equivalents at beginning of the period	359,043	204,755
Cash and cash equivalents at end of the period	104,697	141,986

Supplemental disclosures of cash flows information:
Cash paid for income taxes	-	-
Cash paid for interest expense	43,266	52,434

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Chromarie International Limited (“Chromarie Cayman”), incorporated on May 7, 2025, is an exempted company incorporated under the laws of the Cayman Islands. Its principal activity is investment holding.

On June 16, 2025, Chromarie Technology Holdings Ltd. (“Chromarie BVI”) was incorporated under the laws of the BVI as a company limited by shares. It is wholly owned by Chromarie Cayman.

On July 7, 2025, Chromarie Pearlescent Technology Limited (“Chromarie Hong Kong”) was incorporated as a limited liability company under the laws of Hong Kong. It is wholly owned by Chromarie BVI.

On July 31, 2025, Chromarie Technology Development (Henan) Co., Ltd. (“Chromarie WFOE”) was incorporated as a limited liability company under the laws of the PRC. It is wholly owned by Chromarie Hong Kong.

On February 4, 2004, Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”) was incorporated as a limited liability company under the laws of the PRC for production and sale of pigments, powder coatings, and industrial intermediates. It is 99% owned by Chromarie WFOE.

On August 2, 2024, Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”) was incorporated as a limited liability company under the laws of the PRC for sale of pigments, powder coatings, and industrial intermediates. It is wholly owned by Henan Lingbao.

On August 16, 2025, Chromarie WFOE entered into an equity transfer agreement with the shareholders of Henan Lingbao. Pursuant to the equity transfer agreement, each of the shareholders of Henan Lingbao transferred to Chromarie WFOE their respective equity interests in Henan Lingbao with a total consideration of RMB31,780,000 (US$4,425,136). The transaction was completed on September 8, 2025. Chromarie Cayman completed the reorganization of entities under common control of its then existing shareholder, Ms. Fu Zhonghua, who collectively owned 85.6% of the equity interests of the Company prior to the reorganization. Chromarie Cayman, Chromarie BVI and Chromarie Hong Kong were established as the holding companies of Chromarie WFOE. All of these entities included in the Company are under common control, resulting in the combination of Henan Lingbao and its subsidiaries, which has been accounted for as a reorganization of entities under common control at carrying value. The combined financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying combined financial statements of the Company.

The accompanying consolidated and combined financial statements reflect the activities of Chromarie Cayman and each of the following entities:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chromarie International Limited (“Chromarie Cayman”)	May 7, 2025	Cayman Islands	Parent	Holding company
Chromarie Technology Holdings Ltd. (“Chromarie BVI”)	June 16, 2025	British Virgin Islands	100	Holding company
Chromarie Pearlescent Technology Limited (“Chromarie Hong Kong”)	July 7, 2025	Hong Kong, China	100	Holding company
Chromarie Technology Development (Henan) Co., Ltd. (“Chromarie WFOE”)	July 31, 2025	Henan, China	100	Holding company
Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”)	February 4, 2004	Henan, China	99	Production and sale of pigments, powder coatings, and industrial intermediates
Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”)	August 2, 2024	Henan, China	100	Sale of pigments, powder coatings, and industrial intermediates

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying combined and consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied.

Principles of combination

The combined and consolidated financial statements have been prepared on a combined basis for the period prior to the reorganization date of September 8, 2025, and thereafter on a consolidation basis for the period following the reorganization date. The Consolidated and Combined Financial Statements have been prepared on a combined basis and include the accounts of Chromarie Cayman and its common control entities. All intercompany accounts and transactions within the entities included in the consolidated and combined financial statements have been eliminated. All significant intercompany balances and transactions are eliminated upon consolidation. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the registration statements for the fiscal years ended March 31, 2025 and 2024.

In the opinion of the management, the accompanying unaudited condensed combined and consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed combined and consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated and combined financial statements for the six months ended September 30, 2025. The results of operations for the six months ended September 30, 2025 are not necessarily indicative of the results for the full year.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the combined and consolidated balance sheets and statements of operations and other comprehensive income are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 1.00% equity interest in Henan Lingbao New Materials Technology Co., Ltd. as of September 30, 2025 and 2024.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of combined financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s combined and consolidated financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, and allowance for credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined and consolidated financial statements.

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Company’s operating subsidiary in China is the Renminbi (“RMB”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in term of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the combined and consolidated statements of comprehensive income.

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earning generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the combined and consolidated statements of operations and comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the combined and consolidated statements of shareholders’ equity if any.

For the Company, except for the shareholders’ equity, the balance sheet accounts on September 30, 2025 and March 31, 2025 were translated at RMB7.1190 and RMB7.2567 to $1.00, respectively. The shareholders’ equity accounts were translated at their historical rate. The average translation rates applied to statements of operations for the six months ended September 30, 2025 and 2024 were RMB 7.1947 and RMB7.2023 to $1.00, respectively. Cash flows were also translated at average translation rates for the periods. Therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of September 30, 2025 and March 31, 2025, cash and cash equivalents balances were $104,697 and $359,043, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($0.07 million) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for credit losses.

the Company adopted FASB ASC Topic 326 — “Financial Instruments — Credit losses” (“ASC Topic 326”) to estimate the allowance for expected credit losses which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s consolidated and combined and consolidated financial statements was immaterial.

The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED
AND COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories, primarily consisting of raw materials, finished goods, and working in process, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. A write-down is recognized when the net realizable value of an inventory falls below its carrying amount. This impairment loss is recorded under loss from write-down of inventory on the combined and consolidated statements of operations and comprehensive income. No inventory write-down was recorded for the six months ended September 30, 2025 and 2024, respectively. Cost of inventory, which consists primarily of purchase cost, is determined using weighted average method. Allowances for obsolescence are also assessed based on damage, spoilage, obsolescence, and slow turnover, as applicable, taking into consideration historical and expected future product sales.

Other current assets

Other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. These other receivables are unsecured and are stated at the historical carrying amount net of allowance for credit losses. The Company determines the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. As of September 30, 2025 and March 31, 2025, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

The cost and related accumulated depreciation of assets sold or otherwise retired are derecognized from the accounts and any gain or loss is included in the combined and consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Land-use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization.

Rental period
Land use rights	20-50 years

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of September 30, 2025 and March 31, 2025, impairment of long-lived assets was nil.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the combined and consolidated balance sheets of cash, accounts receivable, inventory, and other current assets, value added tax (“VAT”) recoverable, short-term bank loans, accounts payable, contract liabilities, taxes payable, accrued expenses and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of September 30, 2025 and March 31, 2025.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the combined and consolidated financial statements for the six months ended September 30, 2025 and 2024 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The Company treats sales allowances as a reduction of the transaction price and recognizes them as a direct deduction from gross revenue. The Company presents these allowances as a contra-revenue account on the income statement, rather than classifying them as an expense or a component of cost of sales. This presentation accurately reflects that an allowance is an adjustment to the selling price.

Refund liabilities represent the accrued liability for sales returns based on the sales and the Company’s estimate of sales return rates based on the historical refund ratio. It represents the consideration that the Company received but does not expect to be entitled to, which is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue. Due to historically low return rates, no sales return reserve was accrued as of September 30, 2025 and March 31, 2025.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the six months ended September 30, 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the six months ended September 30, 2025 and 2024, the Company’s revenues were primarily derived from (i) Revenue from overseas sales of products, and (ii) Revenue from domestic sales of products.

Revenue from overseas sales of products

The Company generates revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to overseas customers. The Company acts as a principal in its contracts with customers, which are for the transfer of products or accessories in exchange for a fixed price. Each contract contains a single performance obligation, representing the combined and consolidated promise to provide the specified goods. This is because the standard quality guarantee and pre-delivery activities, including the costs of insurance and other related logistics, are not distinct within the context of the contract; they are fulfilment costs incurred to satisfy the singular promise of delivering a conforming product, and the customer does not benefit from them separately. The Company recognizes revenue for this single obligation at a point in time when control of the products has been transferred to the customer, which is considered complete when the goods cross the ship’s rail at the port of shipment under FOB terms.

Revenue from domestic sales of products

The Company generates revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to domestic customers. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 30-90 days for business customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
Revenue from overseas sales of products	$1,488,280	$1,661,151
Revenue from domestic sales of products	3,601,088	1,040,648
Total revenue	$5,089,368	$2,701,799

Revenue by product categories

The summary of the Company’s total revenues by product categories for the six months ended September 30, 2025 and 2024 was as follows:

	For the six months ended September 30,
	2025	2024
Revenue from sales of pearlescent pigments	$2,775,848	$2,503,165
Revenue from sales of industrial intermediates	2,226,203	101,341
Revenue from sales of powder coatings	87,317	97,293
Total revenue	$5,089,368	$2,701,799

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined and consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Significant expenses for the six months ended September 30, 2025 and 2024 are as follows:

	For the six months ended September 30,
	2025	2024
Revenue	$5,089,368	$2,701,799
Less:
Cost of revenues	(4,103,431)	(1,712,223)
Salaries and employee benefits	(143,556)	(117,037)
Office expenses	(73,443)	(34,818)
Freight and port charges	(72,569)	(61,741)
Travel and entertainment expenses	(16,039)	(10,813)
Exhibition fees	(20,275)	(32,828)
Depreciation of fixed assets	(22,863)	(15,451)
Amortization of land-use rights	(8,366)	(8,357)
Research and development expenses	(212,674)	(171,444)
Other segment items	(25,314)	(21,337)
Government subsidy	-	9,441
Interest income	596	580
Interest expense	(43,266)	(52,434)
Segment net income	348,168	473,337

Combined and consolidated net income	$348,168	$473,337

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers and (ii) sales taxes and additional taxes.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Selling expenses

Selling expenses primarily comprise (i) freight charges, (ii) exhibition and trade show costs, (iii) salaries and benefits for sales and marketing personnel, (iv) port charges, (v) sales commissions, (vi) travel expenses for sales and marketing staff, and (vii) other miscellaneous expenses, such as office supplies and business entertainment costs.

General and administrative expenses

General and administrative expenses primarily comprise (i) salaries and benefits for management personnel of operating entities, (ii) business and office operating expenses, (iii) depreciation and amortization expenses, and (iv) other expenses, which mainly include business entertainment, vehicle usage, travel, and other miscellaneous costs incurred for administrative purposes.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefit contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $15,222 and $12,911 for the six months ended September 30, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital. For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

As of September 30, 2025 and March 31, 2025, the balance of the required statutory reserves was $513,459 and $513,459, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined and consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined and consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on September 30, 2025 and March 31, 2025.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of the report, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of September 30, 2025 and March 31, 2025.

Comprehensive income

Comprehensive income is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income included net income and foreign currency translation adjustments that are presented in the combined and consolidated statements of operations and comprehensive income.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of September 30, 2025 and March 31, 2025, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of September 30, 2025 and March 31, 2025, there were no dilutive shares.

Risks and uncertainties

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of September 30, 2025 and March 31, 2025, the aggregate amounts of cash of $104,697 and $359,043, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations. Refer to “Note 17. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the six months ended September 30, 2025 and 2024.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company’s combined and consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on the consolidated financial statements

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Accounts receivable	$972,084	$1,965,068
Less: allowance for credit losses	(13,713)	(17,072)
Accounts receivable, net	$958,371	$1,947,996

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net (cont.)

As of the report date, approximately $0.63 million or 64% of accounts receivable as of September 30, 2025 have been recovered.

Movements of allowance for credit losses are as follows:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Beginning of the year	$17,072	$12,640
Addition	-	4,521
Reversals	(3,651)	-
Currency translation	292	(89)
End of the year	$13,713	$17,072

Note 4. Inventories, net

Inventories, net consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Raw materials	$658,905	$745,543
Working in processing	365,224	282,634
Finished goods	1,755,848	1,347,715
Less: impairment of inventory	(55,959)	(54,897)
Total inventory	$2,724,018	$2,320,995

The movements of impairment of inventory are as follows:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Beginning of the year	$54,897	$19,768
Impairment of inventory	1,062	35,129
End of the year	$55,959	$54,897

Note 5. Other current assets

Other current assets consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Other receivables	$381,661	$454,005
Advance to suppliers	1,514,964	446,670
Others	30,842	37,843
Other current assets	$1,927,467	$938,518

For the six months ended September 30, 2025 and 2024, the Company recorded no allowance for other receivables.

For the six months ended September 30, 2025 and 2024, the Company recorded allowance for advance to suppliers of $31,716 and $31,115, respectively.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Building	$1,545,256	$1,515,934
Machinery Equipment	1,767,288	1,682,371
Electronic Equipment	19,545	19,174
Transportation Equipment	171,738	168,479
Subtotal	$3,503,827	$3,385,958
Less: accumulated depreciation	(2,138,124)	(1,926,197)
Total	$1,365,703	$1,459,761

Depreciation expenses for the six months ended September 30, 2025 and 2024 were $172,831 and $158,509, respectively.

Note 7. Land-use rights, net

Land-use rights, net, consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Land-use rights, at cost	845,475	829,432
Less: accumulated amortization	(239,551)	(226,711)
Total land-use rights, net	$605,924	$602,721

Amortization expenses for the six months ended September 30, 2025 and 2024 were $8,366 and $8,357, respectively.

As of September 30, 2025 and March 31, 2025, the land-use rights have been pledged for the purpose of obtaining bank loans.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$16,732
Fiscal year 2027	16,732
Fiscal year 2028	16,732
Fiscal year 2029	16,732
Fiscal year 2030	16,732
Thereafter	522,264
Total	$605,924

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Long-term investment

Long-term investment consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Long-term equity investment	$646,158	$633,897
Total long-term investment	$646,158	$633,897

Long-term equity investment represents an equity holding in Nanyang Wancheng Rural Credit Cooperative Union, which entitles the Company to 0.696% of the equity interests and an equivalent proportion of profit-sharing rights.

For the six months ended September 30, 2025 and 2024, the investee did not declare or distribute any dividends and the Company did not recognize any dividend income from this investment during these periods.

Note 9. Loans

Short-term loans

Short-term loans consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Postal Saving Bank of China	1,826,100	2,480,466
Agricultural Bank of China	632,110	620,117
Total	$2,458,210	$3,100,583

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Loans (cont.)

Short-term loans as of September 30, 2025 consisted of the following:

For the six months ended September 30, 2025 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2025/7/1	2026/6/30	1,000,000	$140,469	2.86%
Postal Savings Bank of China	2025/7/4	2026/7/3	5,000,000	702,346	2.86%
Postal Savings Bank of China	2025/7/7	2026/7/6	4,000,000	561,877	2.86%
Postal Savings Bank of China	2025/7/9	2026/7/8	3,000,000	421,408	2.86%
Agricultural Bank of China	2025/9/12	2026/5/19	2,000,000	280,938	2.80%
Agricultural Bank of China	2025/9/13	2026/5/19	2,500,000	351,172	2.80%
Total secured short-term bank loans as of September 30, 2025			17,500,000	$2,458,210

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

The loans from the Agricultural Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd., with no guarantor involved.

Short-term loans as of March 31, 2025 consisted of the following:

For the fiscal year ended March 31, 2025 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2024/7/30	2025/7/29	4,000,000	$551,215	3.40%
Postal Savings Bank of China	2024/8/27	2025/8/26	5,000,000	689,018	3.20%
Postal Savings Bank of China	2024/9/2	2025/9/1	5,000,000	689,018	3.20%
Postal Savings Bank of China	2024/9/6	2025/9/5	4,000,000	551,215	3.20%
Agricultural Bank of China	2024/6/17	2025/6/16	500,000	68,903	3.26%
Agricultural Bank of China	2024/11/25	2025/11/24	2,000,000	275,607	3.26%
Agricultural Bank of China	2025/3/19	2026/3/18	2,000,000	275,607	3.26%
Total secured short-term bank loans as of March 31, 2025			22,500,000	$3,100,583

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

The loans from the Agricultural Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd., with no guarantor involved.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Accounts payable to the third parties	$1,686,520	$2,361,331
Total accounts payable	$1,686,520	$2,361,331

Note 11. Contract liabilities

Contract liabilities consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Contract liabilities	$103,226	$65,464
Total contract liabilities	$103,226	$65,464

Contract liabilities, which are primarily comprised of non-refundable customer deposits and advances, totaled $103,226 and $65,464 as of September 30, 2025 and March 31, 2025, respectively. These amounts are generally recognized as revenue upon fulfilling the related performance obligations. As of September 30, 2025 and March 31, 2025, the Company recognized $65,464 and $208,271 in revenue from the opening balance of contract liabilities, respectively. The majority of contract liabilities as of September 30, 2025 are expected to be recognized as revenue within the next three months.

The movements of contract liabilities are as follows:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Beginning of the year	$65,464	$208,726
Add: Payments received	103,226	65,260
Less: Revenue recognized	(65,464)	(208,271)
Effects of foreign exchange rate changes	-	(251)
End of the year	$103,226	$65,464

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 12. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Payroll payable	$73,582	$57,574
Other payable	70,188	85,565
Total	$143,770	$143,139

Other payable mainly consist of freight and transportation insurance costs, inspection fees, and agency service charges.

Note 13. Related party transactions

Related Parties

Name of related parties	Relationship with the Company
Zhonghua Fu	Chief Executive Officer, Director and Legal representative of PRC Subsidiary

Due from Related Parties

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Zhonghua Fu	$1,585,827	$2,604,637
Total	$1,585,827	$2,604,637

As of the report date, all outstanding amounts due from related party Zhonghua Fu, totaling $1,585,827, have been completely settled.

Zhonghua Fu has signed a Payment Commitment Letter with the Company, pledging to repay the debt of RMB 3.00 million (approximately USD 413,411) by November 30, 2025, and the rest debt of RMB 3.28 million (approximately USD 452,243) by December 31, 2025.

During the six months ended September 30, 2025 and 2024, the Company did not purchase from or sell products to its related parties.

Note 14. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on any part of assessable profits over HK$2,000,000 and 8.25% for assessable profits below HK$2,000,000. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax for the six months ended September 30, 2025 and 2024.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, He’ nan Lingbao New Material Technology Co., Ltd., was qualified as a HNTE in October 2021. Therefore, He’ nan Lingbao New Material Technology Co., Ltd. was eligible to enjoy a preferential tax rate of 15% for the years 2021, 2022, and 2023, to the extent it had taxable income under the EIT Law. He’ nan Lingbao New Material Technology Co., Ltd. re-applied for the HNTE certificate in October 2024 and qualified as a HNTE. Therefore, He’ nan Lingbao New Material Technology Co., Ltd. is eligible to enjoy a preferential tax rate of 15% for the years 2024, 2025 and 2026, to the extent it had taxable income under the EIT Law.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Income taxes (cont.)

The provision for income tax consisted of the following:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)	(Audited)
Current income tax expenses	$-	$-
Deferred income tax expenses	-	-
Total income tax expenses	$-	$-

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	As of September 30, 2025	As of September 30, 2024
	(Unaudited)	(Unaudited)
Income before income tax expenses	$348,168	$473,337
Income tax computed at statutory EIT rate (25%)	87,042	118,334
Tax effect of preferential tax treatments	(84,228)	(94,667)
Carry forward prior years’ losses	(2,814)	(23,667)
Total	$-	$-

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

Note 15. Equity

Ordinary Shares

The Company is authorized to issue 450,000,000 Class A Ordinary Shares with par value of $0.0001 each and 50,000,000 Class B Ordinary Shares with par value of $0.0001 each.

Each Class A Ordinary Share is entitled to one (1) vote per share on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to ten (10) votes per share on all matters subject to vote at general meetings of our company.

Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC laws.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC laws until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of September 30, 2025 and March 31, 2025, the balance of the required statutory reserves was $513,459 and $513,459, respectively.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 16. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined and consolidated financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of September 30, 2025 and March 31, 2025, amounts restricted were the paid-in-capital and statutory reserve funds of the PRC entities, which amounted to $5,367,685 and $5,371,012, respectively.

Note 17. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Company’s revenue for the six months ended September 30, 2025.

There were no customers accounting for greater than 10% of the Company’s revenue for the six months ended September 30, 2024.

For the six months ended September 30, 2025, two suppliers contributed approximately 25.0% and 22.2% of total purchases made by the Company, respectively.

For the six months ended September 30, 2024, two suppliers contributed approximately 32.0% and 10.5% of total purchases made by the Company, respectively.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s combined and consolidated results of operations and financial condition.

Note 18. Commitments and Contingencies

Commitments

Capital commitment

As the Company has not entered into any construction contracts for the project, there was no capital commitment as of September 30, 2025.

Lease commitment

As the Company has no non-cancellable operating lease within one year, there was no lease commitment as of September 30, 2025.

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Subsequent events

The Company has evaluated events subsequent to the balance sheet date of September 30, 2025 through March 20, 2026, the date on which the consolidated financial statements were issued, the Company did not identify any subsequent events with material financial impact on the Company’s consolidated financial statements.

Note 20. Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which, as of the end of the most recent fiscal year, may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company, Chromarie, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Chromarie’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

Chromarie is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, as a result is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined and consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company outside of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of September 30, 2025 and March 31, 2025, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $5,367,685 and $5,371,012, respectively.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the audited consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2025 and March 31, 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED AND
COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 20. Condensed financial information of the parent company (cont.)

Condensed Balance Sheets

	As of September 30, 2025	As of March 31, 2025
Assets	(Unaudited)	(Audited)
Non-current assets:
Investment in subsidiaries	$5,639,303	$5,193,813
Total assets	$5,639,303	$5,193,813

Shareholders’ equity
Ordinary shares	1,040	1,040
Additional paid-in capital	4,853,186	4,856,513
Statutory reserve	513,459	513,459
Accumulated other comprehensive loss	(327,410)	(431,541)
Retained earnings	599,028	254,342
Total shareholders’ equity	5,639,303	5,193,813
Total liabilities and shareholders’ equity	$5,639,303	$5,193,813

Condensed Statements of Comprehensive Income

	For the six months Ended September 30,
	2025	2024
Operating income
Share of income of subsidiaries	348,168	473,337
Total operating income	$348,168	$473,337

Net income	$348,168	$473,337

Foreign currency translation adjustment	104,131	127,891
Total comprehensive income	$452,299	$601,228

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Chromarie International Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of Chromarie International Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related combined statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years ended March 31, 2025 and 2024, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended March 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025.

Singapore

October 31, 2025

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
COMBINED BALANCE SHEETS
(Expressed in U.S. Dollars, except for the number of shares)

	As of March 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$359,043	$204,755
Accounts receivable, net	1,947,996	695,579
Inventories, net	2,320,995	2,069,608
Other current assets	938,518	161,627
TOTAL CURRENT ASSETS	$5,566,552	$3,131,569

NON-CURRENT ASSETS:
Property, plant and equipment, net	$1,459,761	$1,745,099
Land-use rights, net	602,721	622,431
Long-term investment	633,897	637,093
Amount due from related parties	2,604,637	3,271,905
TOTAL NON-CURRENT ASSETS	$5,301,016	$6,276,528
TOTAL ASSETS	$10,867,568	$9,408,097

LIABILITIES
CURRENT LIABILITIES:
Short-term loans	$3,100,583	$2,825,367
Accounts payable	2,361,331	2,265,497
Contract liabilities	65,464	208,726
Accrued expenses and other payables	143,139	115,540
TOTAL CURRENT LIABILITIES	$5,670,517	$5,415,130

TOTAL LIABILITIES	$5,670,517	$5,415,130

COMMITMENTS AND CONTINGENCIES (NOTE 18)	-	-

SHAREHOLDERS’ EQUITY
Class A Ordinary Share, US $0.0001 par value, 450,000,000 shares authorized; 1,835,000 shares issued and outstanding*	184	184
Class B Ordinary Share, US $0.0001 par value, 50,000,000 shares authorized; 8,560,000 shares issued and outstanding*	856	856
Additional paid-in capital	4,856,513	4,856,513
Statutory reserve	513,459	390,046
Accumulated other comprehensive losses	(431,541)	(404,683)
Retained earnings/(Accumulated deficits)	254,342	(842,134)
TOTAL CHROMARIE SHAREHOLDERS’ EQUITY	5,193,813	4,000,782
Non-controlling interest	3,238	(7,815)
TOTAL SHAREHOLDERS’ EQUITY	$5,197,051	$3,992,967
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,867,568	$9,408,097

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended March 31,
	2025	2024
Revenues	7,722,510	4,885,916
Cost of revenues	(5,610,148)	(3,160,175)
Gross profit	2,112,362	1,725,741

Operating expenses:
Selling expenses	(291,977)	(333,387)
General and administrative expenses	(507,280)	(379,170)
Research and development expenses	(287,922)	(375,241)
Total operating expenses	(1,087,179)	(1,087,798)

Other income (expenses):
Interest income	1,050	396
Interest expense	(98,464)	(33,396)
Government subsidy	233,032	15,202
Other income	70,071	37,802
Other expense	(50,322)	(21,910)
Exchange gain	50,414	17,738
Total other income, net	205,781	15,832

Income before income tax	1,230,964	653,775
Income tax expenses	-	-
Net income	1,230,964	653,775
Less: Net income attributable to non-controlling interest	11,075	5,884
Net income attributable to Chromarie International Limited	1,219,889	647,891

Other comprehensive losses:
Foreign currency translation adjustments, net of tax	(26,880)	(176,554)
Total comprehensive income	1,204,084	477,221
Less: Total comprehensive income attributable to non-controlling interest	11,053	6,542
Total comprehensive income attributable to Chromarie International Limited	1,193,031	470,679

Earnings per share, basic and diluted	0.12	0.06
Weighted average number of shares*	10,395,000	10,395,000

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares (US$0.0001 par value)		Class B Ordinary Shares (US$0.0001 par value)		Additional Paid-in	Statutory	Retained Earnings/ (Accumulated	Accumulated Other Comprehensive	Non- controlling	Total Shareholders’
	Shares*	Amount	Shares*	Amount	Capital	Reserve	Deficits)	Losses	Interest	Equity
		$		$	$	$	$	$	$	$
Balance as of March 31, 2023	1,835,000	184	8,560,000	856	4,856,513	324,668	(1,424,647)	(227,471)	(14,357)	3,515,746
Net income	—	—	—	—	—	—	647,891	—	5,884	653,775
Appropriated statutory surplus reserves	—	—	—	—	—	65,378	(65,378)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(177,212)	658	(176,554)
Balance as of March 31, 2024	1,835,000	184	8,560,000	856	4,856,513	390,046	(842,134)	(404,683)	(7,815)	3,992,967
Net income	—	—	—	—	—	—	1,219,889	—	11,075	1,230,964
Appropriated statutory surplus reserves	—	—	—	—	—	123,413	(123,413)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(26,858)	(22)	(26,880)
Balance as of March 31, 2025	1,835,000	184	8,560,000	856	4,856,513	513,459	254,342	(431,541)	3,238	5,197,051

*	The share amounts are presented on a retrospective basis.

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars, except for the number of shares)

	For the years ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	$1,230,964	$653,775

Adjustments to reconcile net income ~~(loss)~~ to net cash used in operating activities:
Depreciation of property, plant and equipment	68,847	304,408
Amortization of land-use rights	16,681	16,796
Allowance for credit losses/(Reversal of allowance for credit losses)	4,521	(1,982)
Written off property, plant and equipment	243,573	-

Changes in operating assets and liabilities:
Accounts receivable	(1,256,938)	80,472
Other current assets	(776,891)	813,093
Inventories, net	(251,387)	(479,732)
Accounts payable	95,834	(48,968)
Contract liabilities	(143,262)	173,959
Accrued expenses and other payables	27,599	(523,830)
Net cash (used in) provided by operating activities	(740,459)	987,991

Cash flows from investing activity:
Amount invested to related parties	-	(913,161)
Net cash used in investing activity	-	(913,161)

Cash flows from financing activities:
Proceeds from short-term loans	3,789,601	3,045,580
Repayment of short-term loans	(3,500,214)	(3,434,760)
Amount financed from related parties	667,268	-
Net cash provided by (used in) financing activities	956,655	(389,180)

Effect of exchange rate changes	(61,908)	404,583
Net increase in cash	154,288	90,233
Cash and cash equivalents at beginning of the year	204,755	114,522
Cash and cash equivalents at end of the year	359,043	204,755

Supplemental disclosures of cash flows information:
Cash paid for income taxes	-	-
Cash paid for interest expense	94,352	82,213

Supplemental disclosures of non-cash information:
Lease liabilities arising from obtaining right-of-use assets	-	-

The accompanying notes are an integral part of these combined financial statements.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 1. Organization and principal activities

Chromarie International Limited (“Chromarie Cayman”), incorporated on May 7, 2025, is an exempted company incorporated under the laws of the Cayman Islands. Its principal activity is investment holding.

On June 16, 2025, Chromarie Technology Holdings Ltd. (“Chromarie BVI”) was incorporated under the laws of the BVI as a company limited by shares. It is wholly owned by Chromarie Cayman.

On July 7, 2025, Chromarie Pearlescent Technology Limited (“Chromarie Hong Kong”) was incorporated as a limited liability company under the laws of Hong Kong. It is wholly owned by Chromarie BVI.

On July 31, 2025, Chromarie Technology Development (Henan) Co., Ltd. (“Chromarie WFOE”) was incorporated as a limited liability company under the laws of the PRC. It is wholly owned by Chromarie Hong Kong.

On February 4, 2004, Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”) was incorporated as a limited liability company under the laws of the PRC for production and sale of pigments, powder coatings, and industrial intermediates. It is 99% owned by WFOE.

On August 2, 2024, Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”) was incorporated as a limited liability company under the laws of the PRC for sale of pigments, powder coatings, and industrial intermediates. It is wholly owned by Henan Lingbao.

On August 16, 2025, Chromarie WFOE entered into an equity transfer agreement with the shareholders of Henan Lingbao. Pursuant to the equity transfer agreement, each of the shareholders of Henan Lingbao transferred to Chromarie WFOE their respective equity interests in Henan Lingbao with a total consideration of RMB31,780,000 (US$4,425,136). The transaction was completed on September 8, 2025. Chromarie Cayman completed the reorganization of entities under common control of its then existing shareholder, Ms. Fu Zhonghua, who collectively owned 85.6% of the equity interests of the Company prior to the reorganization. Chromarie Cayman, Chromarie BVI and Chromarie Hong Kong were established as the holding companies of Chromarie WFOE. All of these entities included in the Company are under common control, resulting in the combination of Henan Lingbao and its subsidiaries, which has been accounted for as a reorganization of entities under common control at carrying value. The combined financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying combined financial statements of the Company.

Details of Chromarie International Limited and its subsidiaries (the “Company”) as of March 31, 2025 are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Chromarie International Limited (“Chromarie Cayman”)	May 7, 2025	Cayman Islands	Parent	Holding company
Chromarie Technology Holdings Ltd. (“Chromarie BVI”)	June 16, 2025	British Virgin Islands	100	Holding company
Chromarie Pearlescent Technology Limited (“Chromarie Hong Kong”)	July 7, 2025	Hong Kong, China	100	Holding company
Chromarie Technology Development (Henan) Co., Ltd. (“Chromarie WFOE”)	July 31, 2025	Henan, China	100	Holding company
Henan Lingbao New Materials Technology Co., Ltd. (“Henan Lingbao”)	February 4, 2004	Henan, China	99	Production and sale of pigments, powder coatings, and industrial intermediates
Henan Hongbang New Materials Technology Co., Ltd. (“Henan Hongbang”)	August 2, 2024	Henan, China	100	Sale of pigments, powder coatings, and industrial intermediates

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (the “U.S. GAAP”).

Principles of combination

The combined financial statements include the financial statements of the Company and its subsidiaries, which include the BVI-registered entities, Hong Kong-registered entities and PRC-registered entities directly or indirectly owned by Chromarie Cayman. All transactions and balances among the Company and its subsidiaries have been eliminated upon combination.

Since the reorganization was completed after the March 31, 2025 balance sheet date, the Company has prepared combined financial statements in accordance with ASC 805, which permits the presentation of entities under common control on a combined basis prior to the reorganization’s completion. These financial statements have been retrospectively adjusted to reflect the combination of the Company and its subsidiaries at carrying value, presented as if the reorganization had been effective as of the beginning of the earliest period presented (March 31, 2024) in the accompanying financial statements.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Going concern

The Company’s net cash flow from operating activities decreased from a net inflow of $0.98 million for the year ended March 31, 2024 to a net outflow of $0.75 million for the year ended March 31, 2025. Its current assets were $3.13 million and $5.57 million as of March 31, 2024 and 2025, respectively, while its current liabilities were $5.42 million and $5.67 million in the respective years. As a result, the working capital was negative $2.28 million and negative $0.10 million as of March 31, 2024 and 2025, respectively.

The Company demonstrated significant financial improvement for the year ended March 31, 2025, with both revenue and gross profit showing substantial growth compared to the year ended March 31, 2024. Revenue increased by $2.84 million (58.06%) from $4.89 million to $7.72 million year-over-year. Gross profit also showed improvement, increasing from $1.73 million to $2.11 million - a $0.39 million increase that represents a 22.40% growth rate. The Company’s net income showed remarkable improvement, from a net profit of $0.65 million for the year ended March 31, 2024 to a net profit of $1.23 million for the year ended March 31, 2025. This strong performance led to a reversal of the accumulated deficit, transforming it into retained earnings of $254,342, compared to a deficit of $842,134 previously.

In order to further strengthen the Company’s liquidity and ensure ongoing operational stability, the Company has taken the following measures:

(i)	A repayment agreement has been signed with Ms. Fu Zhonghua, in which she commits to repay the outstanding balance recorded in the Company’s books under “Amount Due from Related Party.” Specifically, she will repay US$ 413,411 in November 2025 and US$ 452,243 in December 2025, totaling US$ 865,654;

(ii)	Based on the past repayment history and credit record of Henan Lingbao, all of its short-term bank loans due within the next 12 months (approximately US$ 3.1 million) have been renewed, with the repayment dates extended to May 2027 and January 2029, respectively;

(iii)	A financial support agreement has been signed with Ms. Fu Zhonghua, under which she unconditionally and irrevocably guarantees to provide sufficient financial support to the Company. This support may take the form of capital contributions, loans, or other forms of assistance to ensure business continuity;

(iv)	Actively expand business operations and implement various strategies to increase sales and profitability.

Management therefore has a reasonable expectation that, through the implementation of the above measures, the Company will have adequate resources to continue its operations and meet its financial obligations as they fall due for the foreseeable future.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of the equity that is not attributable, directly, or indirectly, to the Company. Non-controlling interests are presented as a separate component of equity in the combined balance sheets and statements of operations and other comprehensive income (loss) are attributed to controlling and non-controlling interests. Non-controlling interests primarily relate to the 1.00% equity interest in Henan Lingbao New Materials Technology Co., Ltd. as of March 31, 2025 and 2024.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Use of estimates

The preparation of combined financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenue and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s combined financial statements include, but are not limited to, inventory reserve provision, useful lives and impairment of long-lived assets, and allowance for credit losses. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements.

Foreign currency translation and transaction

The reporting currency of the Company is the United States Dollar (“US$”). The functional currency of Company’s operating subsidiary in China is the Renminbi (“RMB”).

Transactions denominated in currencies other than in the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in term of historical cost in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the combined statements of comprehensive income.

The financial statements of the Company’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earning generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the combined statements of operations and comprehensive income, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the combined statements of shareholders’ equity if any.

Translation of amounts from the local currencies of the Company into US$ has been made at the following exchange rates for the respective periods:

	As of and for the years ended March 31,
	2025	2024
Period-end US$1: RMB exchange rate	7.2567	7.2203
Period-average US$1: RMB exchange rate	7.2163	7.1671

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits with banks and other monetary funds. The Company maintains cash and cash equivalents with various financial institutions primarily in China. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of March 31, 2025 and 2024, cash and cash equivalents balances were $359,043 and $204,755, respectively. The majority of the Company’s cash is saved in state-owned banks in the PRC, and part of deposits are covered by insurance. In China, a depositor has up to RMB500,000 ($68,902) insured by the People’s Bank of China Financial Stability Bureau. The Company has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

Accounts receivable, net

Accounts receivable represents the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of allowance for credit losses.

The Company maintains an allowance for credit losses, which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the combined statements of operations and comprehensive income.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Inventories

Inventories, primarily consisting of raw materials, finished goods, and working in process, are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. A write-down is recognized when the net realizable value of an inventory falls below its carrying amount. This impairment loss is recorded under loss from write-down of inventory on the combined statements of operations and comprehensive income. No inventory write-down was recorded for the years ended March 31, 2025 and 2024, respectively. Cost of inventory, which consists primarily of purchase cost, is determined using weighted average method. Allowances for obsolescence are also assessed based on damage, spoilage, obsolescence, and slow turnover, as applicable, taking into consideration historical and expected future product sales.

Other current assets

Other current assets primarily consist of prepayments made to vendors or services providers for future services that have not been provided, other current assets, and other receivables from third parties. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. These other receivables are unsecured and are stated at the historical carrying amount net of allowance for credit losses. The Company determines the allowance for credit losses taking into consideration various factors, including, but not limited to, historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance. As of March 31, 2025 and 2024, the Company’s other current assets were not impaired.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Estimated useful lives
Building	20 years
Electronic equipment	3 to 5 years
Transportation equipment	4 years
Machinery Equipment	10 years
Other Equipment	5 to 10 years
Building Improvement	20 years

The cost and related accumulated depreciation of assets sold or otherwise retired are derecognized from the accounts and any gain or loss is included in the combined statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to expenses as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Land-use rights, net

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization.

Rental period
Land use rights	20-50 years

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate, and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset, plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of March 31, 2025 and 2024, impairment of long-lived assets was nil.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts reported in the combined balance sheets of cash, accounts receivable, inventory, and other current assets, value added tax (“VAT”) recoverable, short-term bank loans, accounts payable, contract liabilities, taxes payable, accrued expenses and other payables, approximate their fair market value based on the short-term maturity of these instruments. The Company did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of March 31, 2025 and 2024.

Loans

Loans comprise short-term loans and long-term loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Revenue recognition

The Company adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the combined financial statements for the years ended March 31, 2025 and 2024 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

The Company follows the requirements of Topic 606-10-55-36 through -40, Revenue from Contracts with Customers, Principal Agent Considerations, in determining the gross versus net revenue recognition for performance obligation(s) in the contract with a customer. Revenue recorded with the Company acting in the capacity of a principal is reported on a gross basis equal to the full amount of consideration to which we expect in exchange for the goods or services transferred. Revenue recorded with the Company acting in the capacity of an agent is reported on a net basis, exclusive of any consideration provided to the principal party in the transaction.

The Company recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, the Company recognizes revenue at a point in time by measuring whether the performance obligation has been met.

The Company treats sales allowances as a reduction of the transaction price and recognizes them as a direct deduction from gross revenue. The Company presents these allowances as a contra-revenue account on the income statement, rather than classifying them as an expense or a component of cost of sales. This presentation accurately reflects that an allowance is an adjustment to the selling price.

Refund liabilities represent the accrued liability for sales returns based on the sales and the Company’s estimate of sales return rates based on the historical refund ratio. It represents the consideration that the Company received but does not expect to be entitled to, which is not included in the transaction price because it will be refunded to customers. The refund liabilities are remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue. Due to historically low return rates, no sales return reserve was accrued as of March 31, 2025 and 2024.

The principal versus agent evaluation Is matter of judgment that depends on the facts and circumstances of the arrangement and is dependent on whether the Company controls the good or service before it is transferred to the customer or whether we are acting as an agent of a third party. This evaluation is performed separately for each performance obligation identified. For the years ended March 31, 2025 and 2024, there was no revenue recognized on a net basis where the Company is acting as an agent.

For the years ended March 31, 2025 and 2024, the Company’s revenues were primarily derived from (i) Revenue from overseas sales of products, and (ii) Revenue from domestic sales of products.

Revenue from overseas sales of products

The Company generates revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to overseas customers. The Company acts as a principal in its contracts with customers, which are for the transfer of products or accessories in exchange for a fixed price. Each contract contains a single performance obligation, representing the combined promise to provide the specified goods. This is because the standard quality guarantee and pre-delivery activities, including the costs of insurance and other related logistics, are not distinct within the context of the contract; they are fulfilment costs incurred to satisfy the singular promise of delivering a conforming product, and the customer does not benefit from them separately. The Company recognizes revenue for this single obligation at a point in time when control of the products has been transferred to the customer, which is considered complete when the goods cross the ship’s rail at the port of shipment under FOB terms.

Revenue from domestic sales of products

The Company generates revenue from sales of pearlescent pigments, industrial intermediates, and powder coatings to domestic customers. The Company enters into contracts with customers as a principal. The contracts contain one single performance obligation with standard quality guarantee, which is transferring the products or accessories to their customers in exchange for consideration. The terms of pricing and payment stipulated in the contract are fixed. Usually, the Company offers a credit term within 30-90 days for business customers. The Company recognizes revenue at a point in time when the control of the products has been transferred to customers. The transfer of control is considered complete when products have been accepted and received by customers. In the normal course of business, the Company’s products are sold with no right of return unless the item is defective.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Revenue disaggregation

Management has concluded that the disaggregation level is the same under both the revenue standard and the segment reporting standard. Revenue under the segment reporting standard is measured on the same basis as under the revenue standard. The Company’s disaggregation of revenue for the years ended March 31, 2025 and 2024 are as follows:

	For the Years ended March 31,
	2025	2024
Revenue from overseas sales of products	$4,402,796	$1,496,214
Revenue from domestic sales of products	3,319,714	3,389,702
Total revenue	$7,722,510	$4,885,916

Revenue by product categories

The summary of the Company’s total revenues by product categories for the years ended March 31, 2025 and 2024 was as follows:

	For the Years ended March 31,
	2025	2024
Revenue from sales of pearlescent pigments	$5,640,808	$4,489,788
Revenue from sales of industrial intermediates	1,945,522	198,128
Revenue from sales of powder coatings	136,180	198,000
Total revenue	$7,722,510	$4,885,916

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Significant expenses for the years ended March 31, 2025 and 2024 are as follows:

	As of March 31, 2025	As of March 31, 2024
Revenue	$7,722,510	$4,885,916
Less:
Cost of revenues	(5,610,148)	(3,160,175)
Salaries and employee benefits	(324,336)	(315,642)
Office expenses	(148,676)	(89,065)
Freight and port charges	(122,737)	(129,233)
Travel and entertainment expenses	(28,473)	(31,666)
Exhibition fees	(72,646)	(62,407)
Depreciation of fixed assets	(44,505)	(24,178)
Amortization of land-use rights	(16,681)	(16,796)
Research and development expenses	(287,922)	(375,241)
Other segment items	28,960	(9,940)
Government subsidy	233,032	15,202
Interest income	1,050	396
Interest expense	(98,464)	(33,396)
Segment net income	1,230,964	653,775

Reconciliation of profit or loss	-	-
Adjustments and reconciling items	-	-
Combined net income	$1,230,964	$653,775

Cost of revenue

Cost of revenue consists primarily of (i) cost of materials purchased from suppliers and (ii) sales taxes and additional taxes.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Selling expenses

Selling expenses primarily comprise (i) freight charges, (ii) exhibition and trade show costs, (iii) salaries and benefits for sales and marketing personnel, (iv) port charges, (v) sales commissions, (vi) travel expenses for sales and marketing staff, and (vii) other miscellaneous expenses, such as office supplies and business entertainment costs.

General and administrative expenses

General and administrative expenses primarily comprise (i) salaries and benefits for management personnel of operating entities, (ii) business and office operating expenses, (iii) depreciation and amortization expenses, and (iv) other expenses, which mainly include business entertainment, vehicle usage, travel, and other miscellaneous costs incurred for administrative purposes.

Research and development expenses

The Company expenses all internal research and development costs as incurred, which primarily comprise costs of materials used for experiments, employee costs, and other daily expenses related to research and development activities.

Employee benefits

Full-time employees of the operating entity in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Company has made employee benefit contributions under PRC government requirements and has no legal obligation beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately $45,754 and $39,498 for the years ended March 31, 2025 and 2024, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund.” Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital. For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund.” For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital. If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

As of March 31, 2025 and 2024, the balance of the required statutory reserves was $513,459 and $390,046, respectively.

VAT

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company believes there were no uncertain tax positions on March 31, 2025 and 2024.

The Company’s affiliated entities in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances. As of the report, the tax years for the Company’s affiliated entities in the PRC remain open for statutory examination by PRC tax authorities. There were no ongoing examinations by tax authorities as of March 31, 2025 and 2024.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Amongst other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) included net income and foreign currency translation adjustments that are presented in the combined statements of operations and comprehensive income.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2025 and 2024, there was no dilution impact.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, including the redeemable shares, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2025 and 2024, there were no dilutive shares.

Risks and uncertainties

Concentration of credit risks

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and accounts receivable. As of March 31, 2025 and 2024, the aggregate amounts of cash of $359,043 and $204,755, respectively, were deposited at major financial institutions located in the PRC. In the event of bankruptcy of one of these financial institutions, the Company may not be able to claim its cash and demand deposits back in full. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations. The Company maintains an allowance for credit losses, and actual losses have generally been within management’s expectations. Refer to “Note 17. Customer and Supplier Concentrations” for detail.

Currency convertibility risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

Interest rate risk

The Company’s exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company’s exposure to interest rate risk also arises from its borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. The Company has not been, and does not expect to be, exposed to material interest rate risks, and therefore has not used any derivative financial instruments to manage such interest risk exposure. The Company has not been exposed to material risks due to changes in market interest rates, and has not used any derivative financial instruments to manage the interest risk exposure during the years ended March 31, 2025 and 2024.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued and has evaluated all other pronouncements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. The Company is currently evaluating the impact of the update on Company’s consolidated financial statements and related disclosures.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). We believe the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 2. Summary of significant accounting policies (cont.)

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. The ASU provides additional guidance on whether induced conversion or extinguishment accounting should be applied to certain settlements of convertible debt instruments that do not occur in accordance with the instruments’ preexisting terms. The ASU requires entities to apply a preexisting contract approach. To qualify for induced conversion accounting under this approach, the inducement offer is required to preserve the form of consideration and result in an amount of consideration that is no less than that issuable pursuant to the preexisting conversion privileges. ASU 2024-04 clarifies how entities should assess the form and amount of consideration when applying this approach. In addition, the new ASU clarifies that induced conversion accounting can be applied to settlements of certain convertible debt instruments that are not currently convertible as long as the instrument contained a substantive conversion feature as of both its issuance date and the inducement offer acceptance date. The amendments in the ASU are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

On July 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company expects the adoption on this ASU will not have a material effect on the Company’s combined financial statements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company’s financial position, result of operations, or cash flows.

Note 3. Accounts receivable, net

Accounts receivable, net, consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Accounts receivable	$1,965,068	$708,219
Less: allowance for credit losses	(17,072)	(12,640)
Accounts receivable, net	$1,947,996	$695,579

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 3. Accounts receivable, net (cont.)

The Company accrued $4,521 allowance for credit losses, and the currency translation difference was $89 for the year ended March 31, 2025.

The Company reversed $1,928 allowance for credit losses, and the currency translation difference was $735 for the year ended March 31, 2024.

As of the report date, approximately $1.38 million or 67% of accounts receivable as of March 31, 2025 have been recovered.

Changes of allowance for credit losses are as follows:

	As of March 31, 2025	As of March 31, 2024
Beginning balance	$12,640	$15,357
Addition	4,521	-
Reversals	-	(1,982)
Currency translation	(89)	(735)
Ending balance	$17,072	$12,640

Note 4. Inventories

Inventories consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Raw materials	$745,543	$833,646
Working in processing	282,634	27,850
Finished goods	1,347,715	1,227,880
Less: impairment of inventory	(54,897)	(19,768)
Total inventory	$2,320,995	$2,069,608

The movements of impairment of inventory are as follows:

	As of March 31,
	2025	2024
Beginning of the year	$19,768	$13,053
Impairment of inventory	35,129	6,715
End of the year	$54,897	$19,768

Note 5. Other current assets

Other current assets consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Other receivables	$454,005	$84,928
Advance to suppliers	446,670	48,429
Others	37,843	28,270
Other current assets	$938,518	$161,627

For the years ended March 31, 2025 and 2024, the Company recorded no allowance for other receivables.

For the years ended March 31, 2025 and 2024, the Company recorded allowance for advance to suppliers of $31,115 and $24,347, respectively.

The movements in the allowance for advance to suppliers are as follows:

	As of March 31,
	2025	2024
Beginning of the year	$24,347	$24,347
Provision of allowance for advance to suppliers	6,768	-
End of the year	$31,115	$24,347

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 6. Property, plant and equipment, net

Property, plant and equipment, net consisted of the following:

	As of March 31, 2025	As of March 31, 2025
Building	$1,515,934	$1,263,941
Machinery Equipment	1,682,371	1,697,810
Electronic Equipment	19,174	19,271
Transportation Equipment	168,479	313,691
Construction in progress	-	317,484
Subtotal	$3,385,958	$3,612,197
Less: accumulated depreciation	(1,926,197)	(1,867,098)
Total	$1,459,761	$1,745,099

Depreciation expenses for the years ended March 31, 2025 and 2024 were $68,847 and $304,408, respectively.

As of March 31, 2025 and 2024, the buildings with carrying value of $86,294 and $119,030 have been pledged for the purpose of obtaining bank loans.

Note 7. Land-use rights, net

Land-use rights, net, as of March 31, 2025 and 2024 consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Land-use rights, at cost	829,432	833,613
Less: accumulated amortization	(226,711)	(211,182)
Total land-use rights, net	$602,721	$622,431

Amortization expenses for the years ended March 31, 2025 and 2024 were $16,681 and $16,796, respectively.

As of March 31, 2025 and 2024, the land-use rights have been pledged for the purpose of obtaining bank loans.

Estimated future amortization expenses are as follows:

Amortization expenses
Fiscal year 2026	$16,681
Fiscal year 2027	16,681
Fiscal year 2028	16,681
Fiscal year 2029	16,681
Fiscal year 2030	16,681
Thereafter	519,316
Total	$602,721

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 8. Long-term investment

Long-term investment consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Long-term investment	$633,897	$637,093
Total long-term investment	$633,897	$637,093

Long-term equity investment represents an equity holding in Nanyang Wancheng Rural Credit Cooperative Union, which entitles the Company to 0.696% of the equity interests and an equivalent proportion of profit-sharing rights.

For the years ended March 31, 2025 and 2024, the investee did not declare or distribute any dividends and the Company did not recognize any dividend income from this investment during these periods.

Note 9. Loans

Short-term loans

Short-term loans consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Postal Saving Bank of China	2,480,466	2,492,971
Agricultural Bank of China	620,117	-
Industrial and Commercial Bank of China	-	332,396
Total	$3,100,583	$2,825,367

The Company’s short-term loans are primarily used for working capital purposes and bear interest at rates of 3.20% ~ 3.40% (2024: 3.50%) per annum, with a weighted average interest rate of 3.25% (2024: 3.50%) per annum. The maturity date of the short-term loan as of March 31, 2025 is from June 2025 to March 2026.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 9. Loans (cont.)

Short-term loans as of March 31, 2025 consisted of the following:

For the fiscal year ended March 31, 2025 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2024/7/30	2025/7/29	4,000,000	$551,215	3.40%
Postal Savings Bank of China	2024/8/27	2025/8/26	5,000,000	689,018	3.20%
Postal Savings Bank of China	2024/9/2	2025/9/1	5,000,000	689,018	3.20%
Postal Savings Bank of China	2024/9/6	2025/9/5	4,000,000	551,215	3.20%
Agricultural Bank of China	2024/6/17	2025/6/16	500,000	68,903	3.26%
Agricultural Bank of China	2024/11/25	2025/11/24	2,000,000	275,607	3.26%
Agricultural Bank of China	2025/3/19	2026/3/18	2,000,000	275,607	3.26%
Total secured short-term bank loans as of March 31, 2025			22,500,000	$3,100,583

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

The loans from the Agricultural Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd., with no guarantor involved.

Short-term loans as of March 31, 2024 consisted of the following:

For the fiscal year ended March 31, 2024 secured short-term bank loans	Loan commencement date	Loan maturity date	Loan amount in RMB	Loan amount in USD	Effective interest rate
Postal Savings Bank of China	2024/1/19	2025/1/18	12,000,000	$1,661,981	3.50%
Postal Savings Bank of China	2024/1/24	2025/1/23	3,000,000	415,495	3.50%
Postal Savings Bank of China	2024/3/4	2025/3/3	3,000,000	415,495	3.50%
Industrial and Commercial Bank of China	2024/3/12	2024/7/23	2,400,000	332,396	3.10%
Total secured short-term bank loans as of March 31, 2024			20,400,000	$2,825,367

The loans from Postal Savings Bank of China are secured by mortgages on the buildings and land use rights of He’ nan Lingbao New Material Technology Co., Ltd. and guaranteed by Wen Enhong, Henan Tailaili Technology Co., Ltd., and Zhonghua Fu.

The loan from Industrial and Commercial Bank of China is unsecured.

For the years ended March 31, 2025 and 2024, the interest expense on short-term loans amounted to $98,464 and $33,396, respectively.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 10. Accounts payable

Accounts payable consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Accounts payable to the third parties	$2,361,331	$2,265,497
Total accounts payable	$2,361,331	$2,265,497

Note 11. Contract liabilities

Contract liabilities consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Contract liabilities	$65,464	$208,726
Total Contract liabilities	$65,464	$208,726

Contract liabilities, which are primarily comprised of non-refundable customer deposits and advances, totaled $65,464 and $208,726 as of March 31, 2025 and 2024, respectively. These amounts are generally recognized as revenue upon fulfilling the related performance obligations. During the years ended March 31, 2025 and 2024, the Company recognized $208,271 and $22,602 in revenue from the opening balance of contract liabilities, respectively. The majority of contract liabilities as of March 31, 2025 are expected to be recognized as revenue within the next three months.

The movements of contract liabilities are as follows:

	As of March 31,
	2025	2024
Beginning of the year	$208,726	$34,768
Add: Payments received	65,260	199,562
Less: Revenue recognized	(208,271)	(22,602)
Effects of foreign exchange rate changes	(251)	(3,002)
End of the year	$65,464	$208,726

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 12. Accrued expenses and other payables

Accrued expenses consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Payroll payable	$57,574	$48,764
Other payable	85,565	66,776
Total	$143,139	$115,540

Other payable mainly consist of freight and transportation insurance costs, inspection fees, and agency service charges.

Note 13. Related party transactions

Related Parties

Name of related parties	Relationship with the Company
Zhonghua Fu	Chief Executive Officer, Director and Legal representative of PRC Subsidiary

Due from Related Parties

	As of March 31,
	2025	2024
Zhonghua Fu	$2,604,637	$3,271,905
Total	$2,604,637	$3,271,905

As of the report dated, the Company has successively received repayments of the outstanding amount from related party Zhonghua Fu, totaling $1,738,983.

Zhonghua Fu has signed a Payment Commitment Letter with the Company, pledging to repay the debt of RMB 3.00 million (approximately USD 413,411) by November 30, 2025, and the rest debt of RMB 3.28 million (approximately USD 452,243) by December 31, 2025.

During the years ended March 31, 2025 and 2024, the Company did not purchase from or sell products to its related parties.

Note 14. Income taxes

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on any part of assessable profits over HK$2,000,000 and 8.25% for assessable profits below HK$2,000,000. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed. No provision for Hong Kong profits tax was made as we had no estimated assessable profit that was subject to Hong Kong profits tax for the years ended March 31, 2025 and 2024.

PRC

Mainland China

Generally, the Company’s subsidiaries that are considered mainland China resident enterprises under mainland China tax laws are subject to enterprise income tax on their worldwide taxable income as determined under mainland China tax laws and accounting standards at a rate of 25%.

In accordance with the implementation rules of Enterprise Income Tax Law of the PRC (the “EIT Law”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiary, He’ nan Lingbao New Material Technology Co., Ltd., was qualified as a HNTE in October 2021. Therefore, He’ nan Lingbao New Material Technology Co., Ltd. was eligible to enjoy a preferential tax rate of 15% for the years 2021, 2022, and 2023, to the extent it had taxable income under the EIT Law. He’ nan Lingbao New Material Technology Co., Ltd. re-applied for the HNTE certificate in October 2024 and qualified as a HNTE. Therefore, He’ nan Lingbao New Material Technology Co., Ltd. is eligible to enjoy a preferential tax rate of 15% for the years 2024, 2025 and 2026, to the extent it had taxable income under the EIT Law.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 14. Income taxes (cont.)

The provision for income tax consisted of the following:

	As of March 31, 2025	As of March 31, 2024
Current income tax expenses	$-	$-
Deferred income tax expenses	-	-
Total income tax expenses	$-	$-

The following table sets forth reconciliation between the statutory earned income tax rate and the effective income tax:

	As of March 31, 2025	As of March 31, 2024
Income before income tax expenses	$1,230,964	$653,775
Income tax computed at statutory EIT rate (25%)	307,741	163,444
Tax effect of preferential tax treatments	(123,096)	(65,378)
Carry forward prior years’ losses	(184,645)	(98,066)
Total	$-	$-

Uncertain tax positions

The PRC tax authorities conduct periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises complete their relevant tax filings. In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC entities. It is therefore uncertain as to whether the PRC tax authorities may take different views about the Company’s tax filings, which may lead to additional tax liabilities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Note 15. Equity

Ordinary Shares

The Company is authorized to issue 450,000,000 Class A Ordinary Shares with par value of $0.0001 each and 50,000,000 Class B Ordinary Shares with par value of $0.0001 each.

Each Class A Ordinary Share is entitled to one (1) vote per share on all matters subject to vote at general meetings of our company. Each Class B Ordinary Share is entitled to ten (10) votes per share on all matters subject to vote at general meetings of our company.

Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

Statutory reserve

The Company is required to make appropriations to reserve funds, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with the PRC laws.

Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with the PRC laws until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. As of March 31, 2025 and 2024, the balance of the required statutory reserves was $513,459 and $390,046, respectively.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 16. Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined financial statements prepared in accordance with the U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of March 31, 2025 and 2024, amounts restricted were the paid-in-capital and statutory reserve funds of the PRC entities, which amounted to $5,371,012 and $5,247,599, respectively.

Note 17. Customer and Supplier Concentrations

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenue and purchases, respectively.

There were no customers accounting for greater than 10% of the Company’s revenue for the year ended March 31, 2025.

For the year ended March 31, 2024, one customer contributed approximately 15.06% of total revenue generated by the Company.

For the year ended March 31, 2025, two suppliers contributed approximately 18.37% and 17.81% of total purchases made by the Company, respectively.

For the year ended March 31, 2024, one supplier contributed approximately 24.64% of total purchases made by the Company.

The loss of any significant suppliers or the failure to purchase key raw materials could have a material adverse effect on the operating entity’s business, and the Company’s combined results of operations and financial condition.

Note 18. Commitments and Contingencies

Commitments

Capital commitment

As the Company has not entered into any construction contracts for the project, there was no capital commitment as of March 31, 2025.

Lease commitment

As the Company has no non-cancellable operating lease within one year, there was no lease commitment as of March 31, 2025.

Contingencies

The Company may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 19. Subsequent events

On June 10, 2025, the Company issued 8,560,000; 500,000; 470,000; and 470,000 shares with a par value of US$0.0001 per share to Noble Pear Holdings Ltd., Nobleware Partners Limited, Blueforge Holdings Limited, and VelvetStone Group Limited, respectively. On September 9, 2025, the Company issued an additional 395,000 shares with the same par value to DE Investment Holdings Limited. As a result, the total number of issued and outstanding shares of the Company amounts to 10,395,000.

On September 12, 2025, the Company amended its authorized share capital, created a new class of shares, and re-designated and re-classified its existing shares: a) 450,000,000 authorized shares of par value of USD0.0001 each (including all of the existing issued ordinary shares) in the Company were re-designated and re-classified as 450,000,000 Class A ordinary shares of par value USD0.0001 each (the Class A Ordinary Shares), where the rights of the existing shares were the same as those of the Class A Ordinary Shares; and b) 50,000,000 authorized but unissued shares of par value of USD0.0001 each in the Company were cancelled and a new class of shares comprising of 50,000,000 Class B ordinary shares of par value USD0.0001 each (the Class B Ordinary Shares), which were entitled to ten (10) votes per share, was created.

On September 12, 2025, the Company entered into an agreement with Noble Pear Holdings Ltd. for the cancellation of the original 8,560,000 shares held by Noble Pear Holdings Ltd., consideration for which was the issuance of an equivalent number of new Class B Ordinary Shares, each with a par value of US$0.0001. Post-transaction, the Company’s issued share capital of 10,395,000 shares consisted of 1,835,000 Class A ordinary shares and 8,560,000 Class B ordinary shares.

As of October 31, 2025, the Company has successively received repayments of the outstanding amount from related party Zhonghua Fu, totalling $1,738,983.

Note 20. Condensed financial information of the parent company

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiaries exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which, as of the end of the most recent fiscal year, may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company, Chromarie, has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

Chromarie’s share of income and losses from its subsidiaries is reported as incomes from subsidiaries in the accompanying condensed financial information of parent company.

Chromarie is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, as a result is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying combined financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company outside of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans, and advances. As of March 31, 2025 and 2024, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $5.37 million and $5.25 million, respectively.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the audited consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2025 and 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

CHROMARIE INTERNATIONAL LIMITED AND ITS SUBSIDIARIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars, except for the number of shares)

Note 20. Condensed financial information of the parent company (cont.)

Condensed Balance Sheets

	As of March 31,
	2025	2024
Assets
Non-current assets:
Investment in subsidiaries	$5,193,813	$4,000,782
Total assets	$5,193,813	$4,000,782

Shareholders’ equity
Ordinary shares	1,040	1,040
Additional paid-in capital	4,856,513	4,856,513
Statutory reserve	513,459	390,046
Accumulated other comprehensive loss	(431,541)	(404,683)
Retained earnings/(Accumulated deficit)	254,342	(842,134)
Total shareholders’ equity	5,193,813	4,000,782
Total liabilities and shareholders’ equity	$5,193,813	$4,000,782

Condensed Statements of Comprehensive Income

	For the years ended March 31,
	2025	2024
Operating income
Share of income of subsidiaries	1,219,889	647,891
Total operating income	$1,219,889	$647,891

Net income	$1,219,889	$647,891

Foreign currency translation adjustment	(26,858)	(177,212)
Total comprehensive income	$1,193,031	$470,679

[    ]

CLASS A Ordinary Shares

CHROMARIE INTERNATIONAL LIMITED

PROSPECTUS

[   ], 2025

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Part II — Information Not Required in the Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association provide that to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default, or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), an existing secretary, or any of our officers in respect of any matter identified in above on condition that the former or existing director, the secretary, or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify such former or existing director, secretary or officer for those legal costs.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities.

Set forth below is information regarding ordinary shares issued by us during the last three years. All share amounts below are presented as of the date of the relevant transaction, without accounting for the Share Split. None of the below described transactions involved any underwriters, underwriting discounts and commissions or commissions, or any public offering.

The Company’s previous authorized share capital was US$ 50,000.00 divided into 500,000,000 Ordinary Shares of par value US$0.0001 each. As of June 10, 2025, the Company issued 10,000,000 Ordinary Shares, at par value of $0.0001 each, to all then existing shareholders. All shareholders were the following BVI incorporated entities. The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act. No underwriters were involved in these issuances of Ordinary Shares.

Name	Number of Ordinary Shares
NoblePearl Holdings Ltd.	8,560,000
Noblewave Partners Limited	500,000
Blueforge Holdings Limited	470,000
VelvetStone Group Limited	470,000

On September 9, 2025, the soled director resolved a written resolution that the Company allotted and issued 395,000 ordinary shares to DE Investment International Limited for an aggregate consideration of US$197,500, or US$0.5 per share. The shares were issued in reliance upon exemptions from registration under Section 4(a)(2) of the Securities Act. No underwriters were involved in these issuances of Ordinary Shares.

On September 12, 2025, the shareholders of the Company resolved a special resolution that the Company re-designated and re-classified its authorized share capital to US$50,000 divided into 450,000,000 Class A Ordinary Shares of par value of US$0.0001 each and 50,000,000 Class B Ordinary Shares of par value of US$0.0001 each; the then issued 10,395,000 ordinary shares of par value of US$0.0001 each in the Company were re-designated and re-classified into such number of Class A Ordinary Shares with 1 vote per share or such number of Class B Ordinary Shares with 10 votes per share (as the case may be), in each case on a one for one basis, as follows:

Name of the Shareholders	Number and Class of Existing Shares Held before Share Re-designation and Re-classification	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification
NoblePearl Holdings Ltd.	8,560,000 ordinary shares	8,560,000 Class B Ordinary Shares
Noblewave Partners Limited	500,000 ordinary shares	500,000 Class A Ordinary Shares
Blueforge Holdings Limited	470,000 ordinary shares	470,000 Class A Ordinary Shares
VelvetStone Group Limited	470,000 ordinary shares	470,000 Class A Ordinary Shares
DE Investment International Limited	395,000 ordinary shares	395,000 Class A Ordinary Shares

We believe that the offers, sales and issuances of the securities described in the preceding paragraph were exempt from registration either (a) under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder, in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (b) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (c) under Rule 701 promulgated under the Securities Act in that the transactions were underwritten compensatory benefit plans or written compensatory contracts.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits

The exhibits of the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or the notes thereto.

Item 9. Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(3)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(4)	For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit No.	Description

1.1*	Form of Share Purchase Agreement
3.1*	Memorandum of Association and Articles of Association, as currently in effect
4.1*	Specimen certificate evidencing Ordinary Share
5.1*	Opinion of Ogier as to the validity of the Class A Ordinary Shares
10.1*	Form of Executive Officer Employment Agreement, by and between the registrant and its Executive Officer.
10.2*	Financial Advisory Agreement between Henan Lingbao New Materials Technology Co., Ltd. and DAO Capital Group Limited
10.2*	Form of Independent Director Agreement by and between the registrant and its Independent Director.
10.3	Lease Agreement between Henan Lingbao New Materials Technology Co., Ltd. (Lessor) and Nanyang Wandelong Trading Co., Ltd. (Lessee)
10.4**	Pro Forma Invoice issued by Henan Lingbao New Materials Technology Co., Ltd. to SICILEM S.A., dated August 6, 2025.
10.5**	Letter of Financial Support from Majority Shareholder Zhonghua Fu to CHROMARIE INTERNATIONAL LIMITED
14.1*	Code of Business Conduct and Ethics
21.1*	List of Subsidiaries
23.1*	Consent of Enrome LLP
23.2*	Consent of [___] (included in Exhibit 5.1)
23.3*	Consent of [ ] (included in Exhibit 99.4)
24.1*	Power of Attorney (included on signature page to the registration statement)
99.1*	Charter of the Audit Committee
99.2*	Charter of the Compensation Committee
99.3*	Charter of the Nominating and Corporate Governance Committee
99.4*	Opinion of DeHeng Law Offices, as to certain PRC Legal Matters
99.5*	Consent of CIC
99.6*	Executive Compensation Recovery Policy
99.7†	Request for Waiver and Representation under Item 8.A.4 of Form 20-F
99.8†	Consent of Director Nominee Liya Wang
99.9†	Consent of Director Nominee Yi Li
107*	Calculation of Registration Fee

*	To be filed by amendment.

**	Previously filed.

†	Filed herewith .

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Nanyang City, the People’s Republic of China, on [  ], 2026.

CHROMARIE INTERNATIONAL LIMITED

By:
Name:	Zhonghua Fu
Title:	Chief Executive Officer and Director

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ms. Zhonghua Fu or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chairperson of the board of directors, Director, Chief Executive Officer	[ ]
Zhonghua Fu	(Principal executive officer)

	Chief Financial Officer and Director	[ ]
Zengyu Li	(Principal financial and accounting officer)

Authorized U.S. Representative

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Chromarie International Limited, has signed this registration statement in New York, on [  ], 2026.

Authorized U.S. Representative [*]

By:
Name:	[*]
Title: